

# 2023 Annual
# Financial Report



April 2024

**To Our Shareholders:**

As we reflect on 2023, we observe that trends around client demand – increasing volatility, complexity and interconnected risk and people issues – have continued to accelerate.

These are not new trends, but long-standing and long-observed challenges for our clients, who have demanded that we go further, faster, to deliver better solutions on our Aon United strategy.

More recently, we have observed that this volatility and complexity are driven by a series of profound transitions across four megatrends:

- **Trade** – and the consequence of sustained geopolitical uncertainty, the sustainability of globalization and supply chain resilience;

- **Technology** – including the rise of artificial intelligence and ongoing, accelerating innovation, which raise questions about business strategy and workforce requirements;

- **Weather** – reflecting the rate of natural catastrophes, which is forcing organizations to manage risk more holistically and consider the impact of physical risk and natural disasters, regulatory changes and emerging green technologies; and

- **Workforce** – and the long tail of the pandemic, which has fundamentally impacted employers' talent agendas, as they seek to attract and retain talent with a compelling employee value proposition and address health care, financial wellness, and overall wellbeing needs differently to maximize return on investment.

These forces – among others – have changed the stakes in our battle for relevance with clients, requiring current leaders to deliver against today's expectations and evolve to make better decisions on new challenges. For Aon that means continuing to take steps to evolve our firm to:

- Create innovative new solutions that address these emerging risk and people challenges;

- Accelerate the use of predictive analytics to deliver new insights and unlock access to new forms of capital; and

- Focus on the growing demand for integrated solutions that tackle risk and people challenges together.

**This is Aon United – designed to help our clients be better informed, better advised, and make better decisions.**

In 2023, we took steps to accelerate this strategy, articulated in our 3x3 Plan, and centered around three commitments that we will deliver over the next three years:

First, we will leverage our **Risk Capital and Human Capital capability** to unlock new, integrated solutions across our core businesses. The steps we've taken to enable our Risk Capital and Human Capital capabilities are changing the conversations with our clients, as we enhance our tools to provide a deeper understanding of risk and people, in terms of the underlying risks, root causes, and translation to business and financial outcomes. We're also bringing data and analytics together across Aon. For instance, in Risk Capital, we have opportunity to deliver balance sheet and climate analytics from Reinsurance to our Commercial Risk clients, at scale. Our analyzer tools enable clients to better evaluate internal and external risk drivers, potential losses, their risk tolerance, total cost of risk, and financial impacts. Similarly, in Human Capital, we are using insights from our deep experience and analytic capabilities on health, engagement, rewards, and wellbeing, to offer clients more complete solutions that drive return on investment against their employee value propositions.

Second, we will embed the **Aon Client Leadership model** across the firm, delivering relevant solutions for clients of all sizes. This model is designed to bring the full force of our global advice, data and analytics, and insight to our clients, tailored to their industry, geography, and size, and delivered locally.

We also took a further step to deliver innovative and accretive new products into the middle market by announcing our definitive agreement to acquire NFP, a leading middle market property and casualty broker, benefits consultant, wealth manager and retirement plan advisor. The acquisition will strengthen our ability to bring stronger analytics and innovation to this space, enabled by our Aon Business Services operational platform and delivered through our Aon Client Leadership model.

Third, we will build on **Aon Business Services** to set a new standard of innovation and client service, while driving enhanced experience for our clients and colleagues, and enabling further growth. In late 2023, we doubled down on this plan by announcing a $900 million cash restructuring charge to accelerate Aon Business Services as a catalyst for our 3x3 Plan and to complete workforce strategy efforts that reflect our simplified and more connected go-to-market strategy.

These are the elements of our 3x3 Plan, driven every day by our colleagues, who continue to work together on behalf of our clients with conviction, clarity and commitment. We continue to support them with the resources and tools they need, enabled by Aon Business Services, to deliver results for clients, and we also support them with tools and commitment to wellbeing and inclusion, guided by continuous feedback such as our annual all-colleague support survey. This continuous investment in talent ensures we remain well positioned to deliver on our Aon United strategy.

**Our Long-Term Financial Results and Shareholder Value Creation**

Our ability to continue to help clients address their biggest challenges and capture opportunities is what ultimately drives our firm's financial results. Our strong performance in 2023 is the direct result of deliberate steps we have taken on our Aon United strategy, which we are accelerating with our 3x3 Plan to deliver Risk Capital and Human Capital at scale through Aon Business Services and our Aon Client Leadership model.

These steps drove strong top and bottom-line results and position our firm to continue to deliver ongoing performance in 2024 and over the long-term against our key financial metrics: organic revenue growth, margin expansion, earnings per share growth, and free cash flow growth. Our results continue to build on the progress we've made over the past decade-plus on key value creation metrics, including return on invested capital (ROIC) and capital returned to shareholders, and ultimately contribute to total shareholder return.

Our results in 2023 build on our long-term track record[1,2]:

| 2023 Performance | | 12-Year Performance[2] | | |
|---|---|---|---|---|
| **Key Financial Metrics** | | | | |
| **Organic Revenue Growth** +7% | **Adjusted Operating Margin** 31.6% +80 bps YoY | **Organic Revenue Growth** +4% Average / Year | **Adjusted Margin Expansion** +1,265 bps ~100 bps / year | |
| **Adjusted EPS** $14.14 +6% YoY | **Free Cash Flow (FCF)** $3.2B +5% YoY | **Adjusted EPS Growth** +11% CAGR | **FCF Growth** +11% CAGR | |
| **Shareholder Value Creation** | | | | |
| **FCF Margin** 23.8% | **ROIC** 33.1% | **FCF Margin Expansion** +1,610 bps ~130 bps / year | **Increase in ROIC** +2,090 bps ~170 bps / year | **Shares Count Reduction** ~39% Net Reduction of Outs. Shares |
| **Share Repurchase** $2.7B | **Dividend Growth** +10% $0.615 Quarterly / Share | **Dividend Growth** +12% CAGR | **Share Repurchase** $24B | **Capital Returned** $29B Through buyback and dividend |

- Organic revenue growth of 7% in 2023 was driven by ongoing progress in delivering client value with continued improvement in our core businesses, portfolio mix-shift towards areas of faster growing client demand and data-driven solutions, and net new opportunities that increase our total addressable market. This is a direct outcome of our Aon United strategy and contributes to our track record of +4% average annual organic revenue growth from 2011 to 2023.

- Adjusted operating margins expanded to 31.6%, continuing our long-term track record of sustainable margin expansion net of long-term investment for growth, enabled by revenue growth, shifting our portfolio mix to higher growth and higher margin businesses, and leveraging our Aon Business Services platform. Since 2011, we have expanded margins by 1,265 basis points, an average of ~100 basis points per year.

- Adjusted earnings per share from continuing operations were $14.14, reflecting growth of 6%, overcoming a headwind from non-operating expense, and demonstrating strong operational performance and effective capital management, contributing to a 11% CAGR since 2011.

- We generated $3.2 billion in free cash flow, contributing to an 11% CAGR since 2011. Our long-term outlook continues to be strong. We remain focused on maximizing the translation of revenue into free cash flow and on double digit free cash flow growth over the long term, as demonstrated by 2023 free cash flow margin of 23.8%.

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[1]  Organic Revenue, Adjusted Operating Margin, Adjusted Earnings Per Share, Free Cash Flow, Free Cash Flow Margin and Return on Invested Capital are non-GAAP measures, which are reconciled to their corresponding GAAP measures for the periods presented in the Appendices to this Annual Report to Shareholders

[2]  Long year track record reflects 12-year performance since 12/31/2011

- We continue to assess all capital allocation decisions and manage our portfolio on the basis of ROIC[3], and have historically favored share buyback over other uses of capital. In 2023, we returned $3.2 billion of capital to shareholders through $2.7 billion of share repurchases and approximately $490 million of dividends, including a 10% increase in the quarterly dividend. Over the last 12 years, we returned $29 billion of capital to shareholders including $24.3 billion of share repurchases, or a net share reduction of 39%, and $4.3 billion of dividends.

**Capital Returned to Shareholders ($B)**



- As we have done in the past, we expect to continue to actively manage the portfolio and assess all capital allocation decisions on an ROIC basis. We expect to continue to invest organically and inorganically in content and capabilities to address unmet client need. Our M&A pipeline is focused on our priority areas that will bring scalable solutions to our clients' growing and evolving challenges. These actions have contributed to our 2023 ROIC of 33.1%, and an increase of nearly 2,100 basis points over the last twelve years.

**Return on Invested Capital[3]**



---

3   Return on Invested Capital is a non-GAAP measure, which is reconciled to its corresponding GAAP measure for the periods presented in the Appendices to this Annual Report to Shareholders

- Lastly, we have consistently outperformed the benchmark S&P 500 Index, delivering double-digit annualized total returns over almost every period in the last fifteen years.



**Annualized Total Return as of December 31, 2023**
**(CAGR %)**

In summary, as 2023 continued longstanding trends of increasing volatility and complexity, it provided ongoing opportunity for our firm to become even more relevant to our clients, resulting in strong top and bottom-line performance, driven by the strength of our Aon United strategy and our Aon Business Services platform.

We are in a position of strength to continue to help our clients assess and address their biggest challenges and turn them into opportunities. The success we achieved in 2023 provides continued momentum into 2024, as do the steps we've taken around our 3x3 Plan and our Aon United strategy, catalyzed by Aon Business Services and reinforced by the restructuring program and our acquisition of NFP.

Our Aon United approach will continue to be a differentiator as we help clients make better decisions to protect and grow their businesses.

Greg Case

Greg Case

CEO, Aon

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

---

## FORM 10-K

(Mark One)

☒     **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE FISCAL YEAR ENDED  DECEMBER 31, 2023**

**OR**

☐     **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

---

Commission file number: **1-7933**

---

# Aon plc
(Exact name of registrant as specified in its charter)

| **IRELAND** | **98-1539969** |
|:---:|:---:|
| (State or other jurisdiction of | (I.R.S. Employer |
| incorporation or organization) | Identification No.) |

| **Metropolitan Building, James Joyce Street, Dublin 1, Ireland** | **D01 K0Y8** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

**+353 1 266 6000**
(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|:---:|:---:|
| Class A Ordinary Shares $0.01 nominal value | AON | New York Stock Exchange |
| Guarantees of Aon plc's 3.50% Senior Notes due 2024 | AON24 | New York Stock Exchange |
| Guarantees of Aon plc's 3.875% Senior Notes due 2025 | AON25 | New York Stock Exchange |
| Guarantees of Aon plc's 2.875% Senior Notes due 2026 | AON26 | New York Stock Exchange |
| Guarantees of Aon Corporation and Aon Global Holdings plc's 2.85% Senior Notes due 2027 | AON27 | New York Stock Exchange |
| Guarantees of Aon Corporation and Aon Global Holdings plc's 2.05% Senior Notes due 2031 | AON31 | New York Stock Exchange |
| Guarantees of Aon Corporation and Aon Global Holdings plc's 2.60% Senior Notes due 2031 | AON31A | New York Stock Exchange |
| Guarantees of Aon Corporation and Aon Global Holdings plc's 5.00% Senior Notes due 2032 | AON32 | New York Stock Exchange |
| Guarantees of Aon Corporation and Aon Global Holdings plc's 5.35% Senior Notes due 2033 | AON33 | New York Stock Exchange |
| Guarantees of Aon plc's 4.25% Senior Notes due 2042 | AON42 | New York Stock Exchange |
| Guarantees of Aon plc's 4.45% Senior Notes due 2043 | AON43 | New York Stock Exchange |
| Guarantees of Aon plc's 4.60% Senior Notes due 2044 | AON44 | New York Stock Exchange |
| Guarantees of Aon plc's 4.75% Senior Notes due 2045 | AON45 | New York Stock Exchange |
| Guarantees of Aon Corporation and Aon Global Holdings plc's 2.90% Senior Notes due 2051 | AON51 | New York Stock Exchange |
| Guarantees of Aon Corporation and Aon Global Holdings plc's 3.90% Senior Notes due 2052 | AON52 | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2023, the aggregate market value of the registrant's Class A Ordinary Shares held by non-affiliates of the registrant was $70,135,237,097 based on the closing sales price as reported on the New York Stock Exchange — Composite Transaction Listing.

Number of the registrant's Class A Ordinary Shares of Aon plc, $0.01 nominal value, outstanding as of February 15, 2024: 198,297,735.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for its 2024 Annual General Meeting of Shareholders are incorporated by reference in this report in response to Part III, Items 10, 11, 12, 13, and 14.

**Information Concerning Forward-Looking Statements**

This report contains certain statements related to future results, or states our intentions, beliefs, and expectations or predictions for the future, all of which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements represent management's expectations or forecasts of future events. These statements include statements about our plans, objectives, strategies, financial performance and outlook, trends, prospects or other future events and involve known and unknown risks that are difficult to predict. Forward-looking statements are typically identified by words such as "anticipate," "believe," "estimate," "expect," "forecast," "project," "intend," "plan," "probably," "potential," "looking forward," "continue," and other similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will," and "would." You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. For example, we may use forward-looking statements when addressing topics such as: market and industry conditions, including competitive and pricing trends; changes in our business strategies and methods of generating revenue; the development and performance of our services and products; changes in the composition or level of our revenues; our cost structure and the outcome of cost-saving or restructuring initiatives, including the impacts of the Accelerating Aon United Program; the pending acquisition of NFP; the outcome of contingencies; dividend policy; the expected impact of acquisitions, dispositions, and other significant transactions or the termination thereof; litigation and regulatory matters; pension obligations; cash flow and liquidity; expected effective tax rate; expected foreign currency translation impacts; potential changes in laws or future actions by regulators; and the impact of changes in accounting rules. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors, which may be revised or supplemented in subsequent reports filed or furnished with the Securities and Exchange Commission, that could impact results include:

- changes in the competitive environment, due to macroeconomic conditions (including impacts from instability in the banking or commercial real estate sectors) or otherwise, or damage to our reputation;

- fluctuations in currency exchange, interest, or inflation rates that could impact our financial condition or results;

- changes in global equity and fixed income markets that could affect the return on invested assets;

- changes in the funded status of our various defined benefit pension plans and the impact of any increased pension funding resulting from those changes;

- the level of our debt and the terms thereof reducing our flexibility or increasing borrowing costs;

- rating agency actions that could limit our access to capital and our competitive position;

- our global tax rate being subject to a variety of different factors, including the adoption and implementation in the European Union, the United States, the United Kingdom, or other countries of the Organization for Economic Co-operation and Development tax proposals or other pending proposals in those and other countries, which could create volatility in that tax rate;

- changes in our accounting estimates and assumptions on our financial statements;

- limits on our subsidiaries' ability to pay dividends or otherwise make payments to their respective parent entities;

- the impact of legal proceedings and other contingencies, including those arising from acquisition or disposition transactions, errors and omissions and other claims against us (including proceedings and contingencies relating to transactions for which capital was arranged by Vesttoo Ltd.);

- the impact of, and potential challenges in complying with, laws and regulations of the jurisdictions in which we operate, particularly given the global nature of operations and the possibility of differing or conflicting laws and regulations, or the application or interpretation thereof, across such jurisdictions;

- the impact of any regulatory investigations brought in Ireland, the United Kingdom, the United States, and other countries;

- failure to protect intellectual property rights or allegations that we have infringed on the intellectual property rights of others;

- general economic and political conditions in the countries in which we do business around the world;

- the failure to retain, attract and develop experienced and qualified personnel, whether as a result of the pending acquisition of NFP or otherwise;

- international risks associated with our global operations, including impacts from military conflicts or political instability, such as the ongoing Russian war in Ukraine and the Israel-Hamas conflict;

- the effects of natural or man-made disasters, including the effects of health pandemics and the impacts of climate-related events;

- any system or network disruption or breach resulting in operational interruption or improper disclosure of confidential, personal, or proprietary data, and resulting liabilities or damage to our reputation;

- our ability to develop, implement, update, and enhance new technology;

- the actions taken by third parties that perform aspects of our business operations and client services;

- the extent to which we are exposed to certain risks, including lawsuits, related to our actions we may take in being responsible for making decisions on behalf of clients in our investment businesses or in other advisory services that we currently provide, or will provide in the future;

- our ability to continue, and the costs and risks associated with growing, developing and integrating acquired business, and entering into new lines of business or products;

- our ability to secure regulatory approval and complete transactions, including the pending acquisition of NFP, and the costs and risks associated with the failure to consummate proposed transactions;

- changes in commercial property and casualty markets, commercial premium rates or methods of compensation;

- our ability to develop and implement innovative growth strategies and initiatives intended to yield cost savings (including the Accelerating Aon United Program) and the ability to achieve such growth or cost savings;

- the effects of Irish law on our operating flexibility and the enforcement of judgments against us;

- adverse effects on the market price of Aon's securities and/or operating results for any reason, including, without limitation, because of a failure to consummate the pending acquisition of NFP or the failure to realize the expected benefits of the pending acquisition of NFP (including anticipated revenue and growth synergies) in the expected timeframe, or at all;

- significant transaction and integration costs or difficulties in connection with the pending acquisition of NFP or unknown or inestimable liabilities; and

- potential impact of the consummation of the pending acquisition of NFP on relationships, including with suppliers, customers, employees and regulators.

Any or all of our forward-looking statements may turn out to be inaccurate, and there are no guarantees about our performance. The factors identified above are not exhaustive. Aon and its subsidiaries operate in a dynamic business environment in which new risks may emerge frequently. Accordingly, readers should not place undue reliance on forward-looking statements, which speak only as of the dates on which they are made. We are under no (and expressly disclaim any) obligation to update or alter any forward-looking statement that we may make from time to time, whether as a result of new information, future events, or otherwise. Further information about factors that could materially affect Aon, including our results of operations and financial condition, is contained in the "Risk Factors" section in Part I, Item 1A of this report.

**Table of Contents**

The below definitions apply throughout this report unless the context requires otherwise:

| Term | Definition |
|------|------------|
| AAU | Accelerating Aon United Program |
| ABO | Accumulated Benefit Obligation |
| AUM | Assets Under Management |
| BPS | Basis Points |
| CIGC | Cyber Incident Governance Committee |
| CODM | Chief Operating Decision Maker |
| CPI | Consumer Price Index |
| CPO | Chief Privacy Officer |
| CSO | Chief Security Officer |
| DCF | Discounted Cash Flow |
| DOL | Department of Labor |
| E&O | Errors and Omissions |
| EBITDA | Earnings before Interest, Taxes, Depreciation, and Amortization |
| ERISA | Employee Retirement Income Security Act of 1974 |
| ERM | Enterprise risk management |
| ESG | Environmental, Social, Corporate Governance |
| E.U. | European Union |
| FCA | Financial Conduct Authority |
| FINRA | Financial Industry Regulatory Authority |
| Fitch | Fitch, Inc. |
| GAAP | Generally Accepted Accounting Principles |
| GEOC | Global Emergency Operations Center |
| GILTI | Global Intangible Low-Tax Income |
| GPO | Global Privacy Office |
| GSS | Global Security Services |
| I&D | Inclusion and Diversity |
| LOC | Letter of Credit |
| LPP | Leadership Performance Plan |
| MDI | Market Derived Income |
| NFP | National Financial Partners |
| NIST | National Institute of Standards and Technology |
| NYSE | New York Stock Exchange |
| OECD | Organization for Economic Co-operation and Development |
| PBO | Projected Benefit Obligation |
| PCAOB | Public Company Accounting Oversight Board |
| PSA | Performance Share Awards |
| REIT | Real Estate Investment Trusts |
| ROU | Right-of-Use |
| RPGIC | Retirement Plan Governance and Investment Committee |
| RSU | Restricted Share Units |
| SOFR | Secured Overnight Financing Rate |
| S&P | Standard & Poor's |
| SEC | Securities and Exchange Commission |
| U.K. | United Kingdom |
| U.S. | United States |
| VIE | Variable Interest Entity |

**Item 1.    Business**

**OVERVIEW**

Aon plc (which may be referred to as "Aon," the "Company," "we," "us," or "our") is a leading global professional services firm providing a broad range of risk and human capital solutions. Through our experience, global reach, and comprehensive analytics, we help clients meet rapidly changing, increasingly complex, and interconnected challenges related to risk and people. We are committed to accelerating innovation to address unmet and evolving client needs so that our clients are better informed, better advised, and able to make better decisions to protect and grow their business. Management remains focused on strengthening Aon and uniting the firm with one portfolio of capability enabled by data and analytics and one operating model to deliver additional insight, connectivity, and efficiency.

Our clients are in over 120 countries and sovereignties and include all market segments and almost every industry. This diversification of our customer base helps provide us stability in different economic scenarios that could affect specific industries, customer segments, or geographies.

We have continued to focus our portfolio on higher-margin, capital-light professional services businesses that have high recurring revenue streams and strong cash flow generation. We endeavor to make capital allocation decisions based upon return on invested capital.

On December 19, 2023, Aon entered into a definitive agreement (the "Merger Agreement") with Randolph Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Aon (the "Acquirer"), Randolph Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Acquirer, NFP Intermediate Holdings A Corp., a Delaware corporation ("NFP"), and NFP Parent Co, LLC, a Delaware limited liability company (the "NFP Seller"), pursuant to which the Acquirer will acquire NFP for an aggregate purchase price of approximately $7 billion in cash and approximately 20,000,000 class A ordinary shares, nominal value of $0.01, in capital of Aon, in each case, subject to certain adjustments as set forth in the Merger Agreement (the "Transaction"). The Company expects to fund the cash portion of the consideration with approximately $7 billion of new debt, with $5 billion raised in advance of the closing date and $2 billion raised at close of the acquisition. The acquisition is expected to be completed by mid-2024, subject to satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including applicable regulatory approval.

**BUSINESS SEGMENT**

We operate as one segment that includes all of our continuing operations, which, as a global professional services firm, provides a broad range of risk and human capital solutions through four solution lines — Commercial risk, Reinsurance, Health, and Wealth, which make up our principal products and services. The CODM assesses the performance of the Company and allocates resources based on one segment: Aon United.

In 2023, our consolidated total revenue was $13,376 million. This includes $7,043 million in Commercial Risk Solutions, $2,481 million in Reinsurance Solutions, $2,433 million in Health Solutions, and $1,431 million in Wealth Solutions, before certain intercompany eliminations.

*Principal Products and Services*

*Commercial Risk Solutions* includes retail brokerage, specialty solutions, global risk consulting and captives management, and Affinity programs. In retail brokerage, our dedicated teams of risk professionals utilize comprehensive analytics capabilities and insights providing clients with risk advice for their organizations. We utilize Aon's differentiated capabilities in industry sector- and segment-specific approaches, like Digital Client Solutions, to risk transfer options and deliver them through a variety of channels including bespoke solutions for complex needs, structured solutions for mid-market and small and medium-sized enterprises, and digital distribution including CoverWallet. Our specialty-focused organizational structure includes financial and professional lines, cyber, surety and trade credit, crisis management, transaction liability, climate, and intellectual property. We develop market leading insights on the most efficient risk transfer vehicles for clients in today's complex and integrated risk environment to enable clients to make better decisions. Global risk consulting and captive management is a global leader in supporting better management of companies' risk profiles by identifying and quantifying the risks they face, mapping out optimal risk mitigation, retention and transfer solutions and thus enabling them to be more informed to make better decisions for their businesses. Affinity programs include development, marketing, and administration of customized and targeted insurance programs, facilities, and other structured solutions, including Aon Client Treaty. We collaborate with sponsors and other privileged distribution channels through which Aon can deliver differentiated, highly targeted, and highly valuable solutions for unique risk solutions.

*Reinsurance Solutions* includes treaty reinsurance, facultative reinsurance, Strategy and Technology Group and capital markets. Treaty reinsurance addresses underwriting and capital objectives on a portfolio level, allowing our clients to more effectively manage the combination of premium growth, return on capital, and rating agency interests on an integrated basis. This includes the development of more competitive, innovative, and efficient risk transfer options. Facultative reinsurance empowers clients to better understand, manage, and transfer risk through innovative facultative solutions and provides the most efficient access to the global facultative reinsurance markets. Strategy and Technology Group combines strategic advice with data-driven consulting, analytics, and modeling tools, including Tyche, ReMetrica, and PathWise, to help clients deploy capital efficiently and effectively. We develop highly customized solutions that help clients drive growth and operational efficiency, improve balance sheet strength and resiliency, and comply with regulatory and operational requirements, including through the execution of reinsurance transactions. Capital markets is a global investment bank with expertise in insurance-linked securities, capital raising, strategic advice, restructuring, and mergers and acquisitions. We partner with insurers, reinsurers, investment firms, and corporations in executing innovative risk management products, capital market solutions and corporate finance advisory services.

*Health Solutions* includes consulting and brokerage, consumer benefits solutions, and talent. Consulting and brokerage develops and implements innovative, customized health and benefits strategies for clients of all sizes across industries and geographies to manage risk, drive engagement, and strengthen the workforce through improved health and wellbeing. We partner with insurers and other strategic partners to develop and implement new and innovative solutions and leverage world-class analytics and technology to help clients make informed decisions and manage healthcare outcomes. Consulting and brokerage also advises multinational companies on global benefits, including insurance placement across more than 120 countries and sovereignties, program design and management, financing optimization, and enhanced employee experience, as well as assists in navigating global regulatory and compliance requirements in countries in which they operate. Consumer benefits solutions designs and delivers innovative voluntary consumer benefits that improve an employer's total rewards strategy and positively impacts their employees' financial and overall wellbeing. We leverage our proprietary digital platform to provide efficient enrollment strategies through an effective combination of data, analytics, and tailored products. Multi-channel and targeted communications solutions increase consumer benefit knowledge and enhance engagement. Our talent team delivers data, analytics, and advice to business leaders so they can make better workforce decisions and align their business and people strategies. We support clients across the full employee lifecycle, including talent assessment and selection, compensation benchmarking, total rewards strategy optimization, workforce analytics and benchmarking, workforce resilience planning, talent integration in transaction situations, Corporate Governance, ESG consulting, and strategic employee communication.

*Wealth Solutions* includes retirement consulting, pension administration, and investments consulting. Retirement consulting specializes in providing clients across the globe with strategic design consulting on their retirement programs, actuarial services, and risk management, including pension de-risking, governance, integrated pension administration and legal and compliance consulting. We also help organizations manage their balance sheet volatility. Retirement consulting and pension administration leverage Aon's pension expertise to deliver high-quality integrated retirement services. Our customized services include outsourcing, co-sourcing and in-sourcing options. Our partnership-driven model is powered by deep pension experience and enabled with smart technology. Our investments consulting team provides public and private companies and other institutions with advice on developing and maintaining investment programs across a broad range of plan types, including defined benefit plans, defined contribution plans, endowments and foundations. Our delegated investment solutions offer ongoing management of investment programs and fiduciary responsibilities either in a partial or full discretionary model for multiple asset owners. We partner with clients to deliver our scale and experience to help them effectively manage their investments, risk, and governance and potentially lower costs. We believe in the power of connecting participants to experts to make better informed and smarter decisions about their wealth.

### *Revenue and Compensation*

Our business generates revenues primarily through commissions, compensation from insurance and reinsurance companies for services we provide to them, and fees from customers. Commissions and fees for brokerage services vary depending upon several factors, which may include the amount of premium, the type of insurance or reinsurance coverage provided, the particular services provided to a client, insurer, or reinsurer, and the capacity in which we act. Compensation from insurance and reinsurance companies includes: (1) fees for consulting and analytics services, and (2) fees and commissions for administrative and other services provided to or on behalf of insurers and reinsurers. Fees from clients for advice and consulting services are dependent on the extent and value of the services we provide. Payment terms are consistent with current industry practices.

### *Funds Held on Behalf of Clients*

We typically hold funds on behalf of clients, including premiums received from clients and claims due to clients that are in transit to and from insurers. Certain funds held on behalf of clients are invested in interest-bearing premium trust accounts and can fluctuate significantly depending on when we collect and remit cash. The principal is segregated and not available for general operating purposes, although we may earn interest on these accounts.

### *Competition*

Our business operates in a highly competitive and fragmented environment. We compete with numerous other global insurance brokers and consulting companies, including, among others, Marsh & McLennan Companies, Inc., Willis Towers Watson Public Limited Company, Arthur J Gallagher & Company, Lockton Companies, Inc., as well as numerous other global, regional, and local firms in almost every area of our business. We also compete with insurance and reinsurance companies that directly market and service their insurance products without the assistance of brokers or agents. Additionally, we compete with other businesses that do not fall into the categories above, including large financial institutions and independent consulting firms and consulting organizations affiliated with accounting, information systems, technology, human resources, and financial services firms.

### *Seasonality*

Due to buying patterns and delivery of certain products and services in the markets we serve, revenues recognized tend to be higher in the first and fourth quarters of each fiscal year.

### Licensing and Regulation

Our business activities are subject to licensing requirements and extensive regulation under the laws of countries in which we operate, including U.S. federal and state laws. See the "Risk Factors" section in Part I, Item 1A of this report for information regarding how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have an adverse effect on our business.

Regulatory authorities in the U.S. and most other countries in which our operating subsidiaries conduct business may require individuals, entities, and related service providers to obtain a license from a government agency, including (but not limited to) licenses to operate as insurance producers, brokers, agents, consultants, reinsurance brokers, or managing general agents.

Certain jurisdictions issue licenses only to resident entities or individuals. In such jurisdictions, if the Company has no licensed subsidiary, we may maintain arrangements with residents or business entities licensed to act in such jurisdiction. Such arrangements are subject to an internal review and approval process.

Our subsidiaries must comply with laws and regulations of the jurisdictions in which they do business. These laws and regulations are enforced by the FCA in the U.K., by federal and state agencies in the U.S., and by various regulatory agencies and other supervisory authorities in other countries through the granting and revoking of licenses to do business, the licensing of agents, the monitoring of trade practices, policy form approval, limits on commission rates, and mandatory remuneration disclosure requirements.

Insurance authorities in the U.K., U.S., and certain other jurisdictions in which our subsidiaries operate have enacted laws and regulations governing the investment of funds, such as premiums and claims proceeds, held in a fiduciary capacity for others. These laws and regulations generally require the segregation of these fiduciary funds and limit the types of investments that may be made with them.

Investment, securities, and futures licensing authorities also govern certain business activities. For example, in the U.S., we use Aon Securities LLC, an indirect, wholly owned subsidiary of Aon, and a U.S.-registered broker-dealer and investment advisor, member of FINRA and Securities Investor Protection Corporation, for investment banking, capital advisory services and other broker-dealer activities. Similar operations exist in other jurisdictions outside of the U.S.

Further, pension and financial laws and regulations, including oversight and supervision by the FCA in the U.K., the SEC and the DOL in the U.S., and regulators in other countries govern certain of the retirement-related consulting services provided by Aon and its subsidiaries and affiliates. This includes Aon subsidiaries that provide investment advisory services regulated by various U.S. federal authorities including the SEC, DOL, and FINRA, as well as authorities on the state level. In addition, other services provided by Aon and its subsidiaries and affiliates, such as trustee services and retirement and employee benefit program administrative services, are subject in various jurisdictions to pension, investment, securities, and insurance laws and regulations, and supervision.

**Clientele**

Our clients operate in many businesses and industries throughout the world. No one client accounted for more than 2% of our consolidated total revenues in 2023. Additionally, we place insurance with many insurance carriers, none of which individually accounted for more than 10% of the total premiums we placed on behalf of our clients in 2023.

**Aon United, Our Culture, and Human Capital Strategy**

*Our Culture*

Our culture is driven by our values – committed as one firm to our purpose, united through trust and integrity as one inclusive, diverse team, and passionate about making our colleagues and clients successful. Our colleagues are the cornerstone of our success. Collaboration and innovation drive our culture, bringing the best of Aon to clients in a holistic and seamless manner. Our Aon United strategy defines how our colleagues work together to deliver value to clients, setting a new standard for client leadership. Aon United is brought to life through our common client value creation model which scales strategies from across the firm to bring the best of Aon to clients. Each year, Aon makes significant philanthropic contributions to various organizations, supports numerous colleague volunteer opportunities, and offers paid time off to volunteer. In 2023, we announced our 3x3 Plan to go further, faster and continue evolving with our clients and build the capability to deliver the full value of our firm over the next three years.

*Colleagues*

As of December 31, 2023, we employed approximately 50,000 employees and conducted our operations in more than 120 countries and sovereignties. Our colleagues' diverse talents, expertise, and insights contribute to the success of both our firm and our clients, and we seek to attract, grow, and retain the best talent in the industry. Our Inclusive People Leadership strategy is a central part of our Aon United strategy and is a key enabler to realizing our aspirations and purpose as a firm. All our colleagues are called upon to be leaders in embracing and modeling our Aon United values and behaviors. Inclusive People Leadership at Aon is designed to ensure that all colleagues – at every stage of their career journey – are equipped and motivated to deliver on our purpose and able to achieve their full potential. Colleagues benefit from our Smart Working approach, which aims to create a healthy, productive, inclusive, and sustainable way of working, enabling colleagues to deliver their best work for clients from wherever they are best placed to do so. This strategy, which supports in person, hybrid, and virtual working, continues to be a source of positive feedback and strong engagement based on colleague surveys.

*Training and Development*

We invest significant resources to develop the talent needed to remain at the forefront of innovation and remain an attractive employer. Colleagues are invited to complete a broad spectrum of curricula to meet their career stage goals and developmental needs. We provide our colleagues what they need to learn, grow, and become the leaders our clients seek. From self-guided learning courses to advanced leadership programs, the curriculum is aligned to the Aon United strategy and Inclusive People Leader strategy. Our investment in technology and use of virtual and in-person based learning and development programs allows us to deliver targeted offerings designed to advance all colleagues' development.

*Colleague Engagement and Retention*

Providing an engaging and rewarding colleague experience is a top priority for us and understanding colleagues' feedback helps us to reach that goal. We use a variety of channels to facilitate open, on-going, and direct communication with colleagues. These channels include open forums and town halls with executives, colleague surveys, and engagement through our Business Resource Groups. Business Resource Groups are our independent, voluntary, non-profit associations that provide input, take action, and help identify opportunities for our firm to further commitments to Inclusion and Diversity (I&D) and belonging.

Our engagement survey process consists of frequent pulse surveys, as well as our annual all colleague support survey which enables us to understand how colleagues are engaging with their teams, the firm, and clients. This outreach effort allows us to gather insights more rapidly, take timely action to address feedback, and deliver on the needs of colleagues in real time – ensuring colleagues feel more connected, more valued and more relevant. The pulse surveys for 2023 were focused on topics such as manager and leadership support, delivering on our Aon Story, colleague wellbeing, I&D, talent acquisition and performance and rewards. Feedback from our workforce provides management with a better understanding of evolving colleague viewpoints, and ensures we are taking appropriate steps to drive colleague engagement and retention. For discussion of the risks related to the attraction and retention of senior management and other professional personnel, see the "Risk Factors" section in Part I, Item 1A of this report.

*Rewards*

In addition to an inspired purpose and culture, we are proud to offer our colleagues a total rewards program that combines competitive pay, incentive opportunities, and benefits. Our compensation programs - including salary, recognition, cash, and equity incentives - are connected to our formal performance management, and career development approach. These programs serve to reward colleagues for their Aon United impact both in what they accomplish for clients, colleagues, and shareholders, how they achieve those results and how they deliver on our values. We maintain a global commitment to colleague wellbeing and play a key role in supporting colleagues across the physical, emotional, financial, and social spectrum. Our comprehensive benefit programs are competitive for the markets in which we operate and aligned with our values and culture.

Our compensation philosophy aligns with our Aon United strategy and delivering long-term shareholder value creation. Our executive incentives are based on driving results, delivery of strategic initiatives, and leadership. Beginning in 2021, 20% of the short-term incentives for senior executives are based on quantifiable performance against firm-wide inclusion initiatives.

*Inclusion*

We believe that inclusive and diverse teams produce better insight, better solutions and, ultimately, the best outcomes for clients and our long-term success.

We are focused on being a firm that is representative of the communities in which we operate. We achieve this by aligning inclusion actions to the following pillars: Recruitment, Education, Promotion, and Representation. We strongly believe that only when colleagues can be their authentic selves will they reach their full potential.

Our commitment to inclusion starts from the top with our Board of Directors, including its Inclusion & Wellbeing Sub-Committee. Our Global Inclusive Leadership Council is sponsored by our Chief Executive Officer and Chief People Officer. Regional Inclusive Leadership Councils and our Executive Leadership Teams are aligned to drive actions to increase the diversity of our teams. Our colleague-led Business Resource Groups also support execution and provide additional opportunities for colleagues to enhance our inclusive environment.

As of December 31, 2023, our global workforce was 54% women and 46% men, and the Aon Executive Committee, which leads the firm was 58% women and 42% men. At the manager level, 28% of senior leaders and 43% of managers with one or more direct report were women. New colleague hires for the year were 53% women and 47% men. Our U.S. workforce was 25% racially or ethnically diverse, calculated as a percentage of colleagues that have voluntarily disclosed their race or ethnicity to Aon. At the manager level, 11% of U.S. senior leaders and 18% of U.S. managers with one or more direct report were racially or ethnically diverse. New colleague hires for the year in the U.S. were 34% racially or ethnically diverse.

*Apprenticeship Program*

Apprenticeship programs help build a talent pipeline of highly skilled and diverse professionals while providing apprentices with advanced education and work experience. By removing some of the traditional barriers to entry-level employment, as a firm we can contribute to local workforce development and cultivate talent while improving retention rates in these entry-level roles. As a founding member of seven apprentice networks within the U.S., we partner with companies and organizations to assist them in building their own programs through sharing best practices and learnings. Across these networks, we have 206 organizations committed as of December 31, 2023.

Our two-year Apprenticeship Program, which was implemented in the UK and U.S. in 2012 and 2017, respectively, serves as an alternate route into a permanent role that normally requires a specific degree or professional experience. We provide motivated, high-potential individuals with the required training (on the job and in the classroom), professional skills development, mentorship, and experiential learning to bridge the gap. 702 Aon apprentices have been hired since the inception of the program across the U.S. and U.K. Both programs are certified apprenticeship programs, by the Department of Labor in the U.S. and the Department of Education in the U.K.

**Website Access to Reports and Other Information**

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports are made available free of charge through our website (https://www.aon.com) as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Also posted on our website are the charters for our Audit, Organization and Compensation, Governance/Nominating, and Finance Committees, and Inclusion & Wellbeing Sub-Committees, our Governance Guidelines, and our Code of Business Conduct. Within the time period required by the SEC and the NYSE, we will post on our website any amendment to or waiver of the Code of Business Conduct applicable to any executive officer or director. In addition, we may announce material information to investors and the marketplace using our investor relations website. While not all of the information that we post to such website is of a material nature, some information could be deemed to be material. Accordingly, we encourage investors, the media, and others interested in our company to review the information that we share on our investor relations page on www.aon.com. The information provided on our website is not part of this report and is therefore not incorporated herein by reference.

**Item 1A.   Risk Factors**

The risk factors set forth below reflect risks associated with our existing and potential businesses and the industries in which we operate generally and contain "forward-looking statements" as discussed in the "Business" Section of Part I, Item 1 of this report. Readers should consider these risks in addition to the other information contained in this report because our business, financial condition, or results of operations could be materially adversely affected if any of these risks were to actually occur and the occurrence of such risks could cause our actual results to differ materially from those stated in or implied by the forward-looking statements in this document and elsewhere.

**Risk Factors Summary**

The following is a summary of the principal risks associated with our businesses and the industries in which we operate generally as described in more detail in this report. We encourage you to carefully review the full risk factors immediately following this summary as well as the other information in this report.

*Risks Related to Our Business*

- An overall decline in economic and business activity could have a material adverse effect on the financial condition and results of operations of our business.

- We face significant competitive pressures from traditional and non-traditional competitors that could affect our business.

- If we are unable to effectively develop and implement innovative strategies, efficiencies and new solutions for our clients, our reputation, ability to compete effectively and financial condition may be adversely affected.

- If our clients are not satisfied with our services, we may face additional cost, loss of profit opportunities, damage to our reputation, or legal liability.

- Revenues from commission arrangements may fluctuate due to many factors, including cyclical or permanent changes in the insurance and reinsurance markets outside of our control.

- The profitability of our operations may not meet our expectations due to unexpected costs, cost overruns, inflation, early contract terminations, unrealized assumptions used in our contract bidding process or the inability to maintain our prices.

*Financial Risks*

- We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows. Similarly, changes in interest rates and deterioration of credit quality could reduce the value of our cash balances and investment portfolios and adversely affect our financial condition or results.

- We have debt outstanding that could adversely affect our financial flexibility. In addition, a decline in the credit ratings of our senior debt and commercial paper may adversely affect our borrowing costs, access to capital, and financial flexibility.

- Our tax assets and liabilities are subject to a variety of different factors, including the adoption and implementation of OECD tax proposals, which could create volatility in our global effective tax rate, expose us to greater than anticipated tax liabilities or cause us to adjust previously recognized tax assets and liabilities.

- We are a holding company and, therefore, may not be able to receive dividends or other payments in needed amounts from our subsidiaries.

### *Legal and Regulatory Risks*

- We are subject to E&O claims against us as well as other contingencies and legal proceedings, some of which, if determined unfavorably to us, could have a material adverse effect on our financial condition or results of operations.

- Our businesses are subject to extensive governmental regulation, which could reduce our profitability, limit our growth, or subject us to legal and regulatory actions.

- Failure to protect our intellectual property rights, or allegations that we have infringed on the intellectual property rights of others, could harm our reputation, ability to compete effectively, and financial condition.

### *Operational Risks*

- Our results of operations have been adversely affected and could be materially adversely affected in the future by the effects of natural or man-made disasters, including health pandemics or the impacts of climate change.

- Our success depends on our ability to retain, attract and develop experienced and qualified personnel, including our senior management team and other professional personnel.

- We may not recognize all of the expected benefits from our Accelerating Aon United program and other operation improvement initiatives.

### *Risks Related to Technology, Cybersecurity, and Data Protection*

- We rely on complex information technology systems and networks to operate our business. Any significant system or network disruption due to a breach in the security of our information technology systems could have a negative impact on our reputation, operations, sales, and operating results.

- Improper disclosure of confidential, personal, or proprietary data could result in regulatory scrutiny, legal liability, or harm to our reputation.

### *Risks Related to the Pending Acquisition of NFP (the "Transaction")*

- The Transaction is subject to customary closing conditions, including conditions related to regulatory approvals, and may not be completed on a timely basis, or at all, or may be completed on a basis that has a material impact on the value of the combined company. Failure to close the Transaction could negatively impact our share price and future business and financial results.

- While the Transaction is pending, we are subject to business uncertainties related to our relationships with employees, clients and suppliers, which could adversely affect our business and operations. These uncertainties could also adversely affect the combined company following the Transaction.

### *Risks Related to Being an Irish-incorporated Company*

- We are incorporated in Ireland, and Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

- As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of shareholders, which may limit the Company's flexibility to manage its capital structure.

- The implementation of the OECD global minimum tax regime in Ireland could have a material adverse effect on our global effective tax rate, results of operations, cash flows and financial condition.

## Risks Related to Our Business

### *An overall decline in economic and business activity could have a material adverse effect on the financial condition and results of operations of our business.*

The results of our operations are generally affected by the level of business activity of our clients, which in turn is affected by the economy of the industries and markets these clients serve. Economic downturns, volatility, or uncertainty in the broader economy or in specific markets (including as a result of endemics or pandemics, climate change, political unrest, actions by central banks, or otherwise) may cause reductions in technology and discretionary spending by our clients, which may result in reductions in the growth of new business or reductions in existing business. If our clients become financially less stable, enter bankruptcy, liquidate their operations or consolidate, our revenues and collectability of receivables could be adversely affected.

The demand for property and casualty insurance generally rises as the overall level of economic activity increases and generally falls as such activity decreases, affecting both the commissions and fees generated by our Commercial Risk Solutions and Reinsurance Solutions lines. The economic activity that impacts property and casualty insurance is most closely correlated with employment levels, corporate revenues, and asset values. Downward fluctuations in the year-over-year insurance premiums charged by insurers to protect against the same risk, referred to in the industry as softening of the insurance market, could adversely affect these businesses as a significant portion of the revenue is determined as a percentage of premiums charged to our clients. In addition, certain discretionary services within our business, such as Human Capital, project-related work within Commercial Risk Solutions and Health Solutions, and transaction services, may see a decrease in activity if the overall level of economic activity results in a reduction to our clients' discretionary spending. Insolvencies and consolidations associated with an economic downturn, especially insolvencies in the insurance industry, could adversely affect our brokerage business through the loss of clients by hampering our ability to place insurance and reinsurance business. Also, error and omission claims against us, which we refer to as E&O claims, may increase in economic downturns, also adversely affecting our business. In addition, decreased underwriting capacity for insurance and reinsurance may create difficulty for our professionals to place business, which may adversely impact our ability to earn revenue.

***We face significant competitive pressures from traditional and non-traditional competitors that could affect our business.***

As a global professional services firm, we compete with a broad variety of firms, including global, national, regional, and local insurance companies that market and service their own products, other financial services providers, brokers, and investment managers, independent firms, and consulting organizations affiliated with accounting, information systems, technology, human resources consulting, and financial services firms. We compete with respect to service, delivery of insights, product features, price, commission structure, technology, financial strength, ability to access certain insurance markets, and name recognition. Our competitors may have better financial, technical and marketing resources, broader customer bases, greater name recognition, more comprehensive products, stronger presence in certain geographies, or more established relationships with their customers and suppliers than we have.

Alliances or mergers among competitors could affect our business. Further, we compete on pricing and the innovation and quality of our service offerings, which could be affected by competitors' lower cost structures, product development activities, and pricing policies, any or all of which could result in better market acceptance of our competitors' offerings than those that we offer or develop.

This competition is further intensified by an industry trend where clients elect to engage multiple brokers to service different portions of their accounts. If we fail to respond successfully to the evolving competition we face, our financial condition or results of operations might be adversely affected.

***If we are unable to effectively develop and implement innovative strategies, efficiencies and new solutions for our clients, our reputation, ability to compete effectively and financial condition may be adversely affected.***

Developing and implementing innovative strategies, efficient business practices, and new solutions to current and emerging client needs is important to our business. We may be unsuccessful in developing innovative strategies, or our competitors may be more successful in innovating and delivering services to meet new and existing client needs. Competitors may be able to innovate faster and respond better to evolving client demand and industry conditions, or may price their products in a manner that clients find more attractive than Aon. Further, new and non- traditional competitors, our clients' increasing ability and determination to self-insure, and capital market alternatives to traditional insurance and reinsurance markets cause additional forms of competition and innovation that could affect our business. If we are unsuccessful in innovating, if we cannot innovate as quickly as our competitors, if we are not able to make sufficient investment in innovation, if our competitors develop more cost-effective technologies (including through the use of artificial intelligence or other emerging technologies), or if our ideas are not accepted in the marketplace, it could have a material adverse effect on our ability to obtain and complete client engagements.

For example, we have invested significantly in Aon Business Services and the development of proprietary data and analytics tools including repositories of global insurance and reinsurance placement information, which we use to help drive results for our clients in the insurance and reinsurance placement process. Our competitors have or are developing competing data and analytics tools, and their success in this space may impact our ability to differentiate our own data and analytics tools. Innovations in software, cloud computing, data and analytics, generative artificial intelligence, or other technologies that alter how our services are delivered could significantly undermine our investment in the business if we are slow to innovate or unable to take advantage of these developments.

In addition, innovation in technology, capabilities, sources of capital for our clients' insurance and reinsurance needs, and the entry into new lines of business, services, or products require significant investment and present additional risks to the Company, particularly in instances where the markets are new or not fully developed or where participants in such markets are new entrants. Such risks include the investment of significant time and resources; the possibility that these efforts will not be successful and could result in reputational damage to us; the possibility that the marketplace does not accept our products or services or that we are unable to retain clients that adopt our new products or services; and the risk of new or additional liabilities associated with these efforts, including potential E&O or other claims.

### *If our clients are not satisfied with our services, we may face additional cost, loss of profit opportunities, damage to our reputation, or legal liability.*

We depend, to a large extent, on our relationships with our clients and our reputation for high-quality advice and solutions. If a client is not satisfied with our services, it could cause us to incur additional costs and impair profitability, or lose the client relationship altogether. Moreover, if we fail to meet our contractual, common law or fiduciary obligations, we could be subject to legal liability or loss of client relationships.

The nature of much of our work involves assumptions and estimates concerning future events, the actual outcome of which we cannot know with certainty in advance. For example, in our investment businesses, we may be measured based on our track record regarding judgments and advice on investments that are susceptible to influences unknown at the time the advice was given. In addition, we could make computational, software programming, or data entry or management errors. A client may claim it suffered losses due to reliance on our consulting advice or reporting, which poses risks of liability exposure and costs of defense and increased insurance premiums. Many of our clients are businesses that actively share information among themselves about the quality of service they receive from their vendors. Adverse statements or claims from clients (including clients in the public sector or whose activities are frequently covered by the press) may receive media attention or other publicity. Accordingly, poor service to one client may negatively impact our relationships with multiple other clients.

### *Damage to our reputation could have a material adverse effect on our business.*

We advise our clients on and provide services related to a wide range of subjects and our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition, and other subjective qualities. Negative perceptions or publicity regarding these matters or others could erode trust and confidence and damage our reputation among existing and potential clients and existing and future employees, which could make it difficult for us to attract new clients and employees and retain existing ones. Negative public opinion could also result from actual or alleged conduct by us or those currently or formerly associated with us. Damage to our reputation, including as a result of negative perceptions or publicity regarding a class of business, environmental matters, climate change, workforce make-up, pay equity, harassment, social justice, cyber security or data privacy, or our inability to meet commitments or client and stakeholder expectations with respect to such matters, could affect the confidence of our clients, rating agencies, regulators, stockholders, employees and third parties in transactions that are important to our business adversely affecting our business, financial condition, and operating results.

### *Revenues from commission arrangements may fluctuate due to many factors, including cyclical or permanent changes in the insurance and reinsurance markets outside of our control.*

Revenues from commission arrangements have historically been affected by significant fluctuations arising from uncertainties and changes in the industries in which we operate. A significant portion of our revenue consists of commissions paid to us out of the premiums that insurers and reinsurers charge our clients for coverage. We have no control over premium rates, and our revenues and profitability are subject to change to the extent that premium rates fluctuate or trend in a particular direction. The potential for changes in premium rates is significant, due to pricing cyclicality in the commercial insurance and reinsurance markets.

In addition to movements in premium rates, our ability to generate premium-based commission revenue may be challenged by:

- the growing availability of alternative methods for clients to meet their risk-protection needs, including a greater willingness on the part of corporations to "self-insure," the use of so-called "captive" insurers, and the development of capital markets-based solutions and other alternative capital sources for traditional insurance and reinsurance needs that increase market capacity, increase competition, and put pressure on premiums;
- decreases in available underwriting capacity for insurance and reinsurance;
- fluctuation in the need for, or relevancy of, insurance;
- the level of compensation, as a percentage of premium, that insurance carriers are willing to compensate brokers for placement activity;

- the growing desire of clients to move away from variable commission rates and instead compensate brokers based upon flat fees, which can negatively impact us as fees are not consistently indexed for inflation and may not rise as much as commission-based compensation;
- competition from insurers seeking to sell their products directly to consumers, including online sales, without the involvement of an insurance broker; and
- the growing number of technology-enabled competitors offering new risk-transfer solutions that eliminate the traditional broker-client relationship in both commercial insurance and reinsurance markets.

***The profitability of our operations may not meet our expectations due to unexpected costs, cost overruns, inflation, early contract terminations, unrealized assumptions used in our contract bidding process or the inability to maintain our prices.***

Our profitability is highly dependent upon our ability to control our costs and improve our efficiency. As we adapt to changes in our business and the market, adapt to the regulatory environment, enter into new engagements, acquire additional businesses, and take on new employees in new locations, we may not be able to manage our large, diverse and changing workforce, effectively control our costs, or improve our efficiency.

Our profit margin, and therefore our profitability, is largely a function of the revenue generated from our services and the staffing costs for our personnel and related expenses. Accordingly, if we are not able to maintain the rates we charge for our services or appropriately manage the staffing costs of our personnel and related expenses, we may not be able to sustain our profit margin and our profitability will suffer. The prices we are able to charge for our services are affected by a number of factors, including competitive factors, the extent of ongoing clients' perception of our ability to add value through our services, and general economic conditions. If we cannot drive suitable cost efficiencies, our profit margins will suffer. Our cost efficiencies may also be impacted by factors such as our ability to transition consultants from completed projects to new assignments, our ability to secure new business, our ability to forecast demand for our services (and, consequently, appropriately manage the size and location of our workforce), our ability to develop, attract and retain suitable capabilities and talent, our ability to obtain third party services at favorable prices, our ability to manage key suppliers to maximize delivery, product and efficiency opportunities, inflation (including wage inflation) and the need to devote time and resources to training and professional and business development.

***In our investment businesses, we advise or act on behalf of clients regarding their investments. The results of these investments are uncertain and subject to numerous factors, some of which are within our control and some which are not. Clients that experience losses or lower than expected investment returns may leave us for competitors and/or assert claims against us.***

Our investment businesses provide advice to clients on: investment strategy, which can include advice on setting investment objectives, asset allocation, and hedging strategies; selection (or removal) of investment managers; the investment in different investment instruments and products; and the selection of other investment service providers such as custodians and transition managers. For some clients, we are responsible for making decisions on these matters and we may implement such decisions in a fiduciary or agency capacity without assuming title over the underlying funds or assets invested. Asset classes may experience poor absolute performance and third parties we recommend or select, such as investment managers, may underperform their benchmarks due to poor market performance, negligence, or other reasons, resulting in poor investment returns or losses. These losses may be attributable in whole or in part to alleged failures on our part or to events entirely outside of our control, including but not limited to uncertainty or volatility in financial markets due to economic, political, and regulatory conditions or pandemics. Plaintiffs have filed, and may continue to file, individual and class action lawsuits alleging investment consultants have charged excessive fees, given improper advice or taken investment actions due to conflicts of interest, or recommended investments that underperformed other investments available at the time. Defending against these claims can involve potentially significant costs, including legal defense costs, as well as cause substantial distraction, publicity and diversion of other resources. If any lawsuit – against the Company or any other investment consultant or asset manager – results in a large adverse verdict, the size of the verdict or resultant negative adverse publicity may prompt the filing of additional lawsuits. Furthermore, our ability to limit our potential liability is restricted in certain jurisdictions and in connection with claims involving breaches of fiduciary or agency duties or other alleged errors or omissions.

**Financial Risks**

***We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.***

We face exposure to adverse movements in exchange rates of currencies other than our reporting currency, the U.S. dollar, as a significant portion of our business is located outside of the U.S. These exposures may change over time, and they could have a material adverse impact on our financial results and cash flows. Approximately 55% of our consolidated revenue is non-U.S., attributed on the basis of where the services are performed, and where products are sold, and the exposures created can have significant currency volatility. These currency exchange fluctuations create risk in both the translation of the financial results of our global subsidiaries into U.S. dollars for our consolidated financial statements, as well as in those of our operations that receive revenue and incur expenses other than in their respective local currencies, which can reduce the profitability of our operations based on the direction the respective currencies' exchange rates move. A decrease in the value of certain currencies relative to other currencies could place us at a relative disadvantage compared to our competitors that benefit to a greater degree from a specific exchange rate move and can, as a result, deliver services at a lower cost or receive greater revenues from such a transaction. Although we use various derivative financial instruments to limit the impact of foreign exchange rate fluctuations, we cannot eliminate such risks, and, as a result, changes in exchange rates may adversely affect our results. For example, the strengthening of the value of the U.S. dollar versus other currencies might adversely affect the value of our products and services when translated to U.S. dollar, even if the value of such products and services has not changed in their original currency.

***Changes in interest rates and deterioration of credit quality could reduce the value of our cash balances and investment portfolios and adversely affect our financial condition or results.***

Operating funds available for corporate use were $1,147 million at December 31, 2023 and are reported in Cash and cash equivalents and Short-term investments. Of the total balance, $120 million was restricted to its use as of December 31, 2023. Funds held on behalf of clients and insurers were $6.9 billion at December 31, 2023 and are reported in Fiduciary assets. We also carry an investment portfolio of other long-term investments. As of December 31, 2023, these long-term investments had a carrying value of $45 million. Adverse changes in interest rates, performance, and counterparty credit quality, including default, could reduce the value of these funds and investments, thereby adversely affecting our financial condition or results. We may experience reduced investment earnings on our cash and short-term investments of fiduciary and operating funds if the yields on investments deemed to be low risk fall below their current levels, or if negative yields on deposits or investments are experienced, as we have experienced in Japan and certain jurisdictions in the E.U. On the other hand, higher interest rates could result in a higher discount rate used by investors to value our future cash flows thereby resulting in a lower valuation of the Company. In addition, during times of stress in the banking industry, counterparty risk can quickly escalate, potentially resulting in substantial losses for us as a result of our cash or other investments with such counterparties, as well as substantial losses for our clients and the insurance companies with which we work.

***Our pension obligations and value of our pension assets could adversely affect our shareholders' equity, net income, cash flow, and liquidity.***

To the extent that the pension obligations associated with our pension plans continue to exceed the fair value of the assets supporting those obligations, our financial position and results of operations may be adversely affected. In particular, lower interest rates and investment returns could result in the present value of plan liabilities increasing at a greater rate than the value of plan assets, resulting in higher unfunded positions in our pension plans. In addition, the periodic revision of pension assumptions or variances of actual results from our assumptions can materially change the present value of expected future benefits, and therefore the funded status of the plans and resulting net periodic pension expense. As a result, we may experience future changes in the funded status of our plans that could require us to make additional cash contributions beyond those that have been estimated and which could adversely affect shareholders' equity, net income, cash flow and liquidity.

Our worldwide pension plans are significant, and therefore our pension contributions and expense are sensitive to various market, demographic, and other factors. These factors include equity and bond market returns, fair value of pension assets, the assumed interest rates we use to discount our pension liabilities, foreign exchange rates, rates of inflation, mortality assumptions, potential regulatory and legal changes or developments, and counterparty exposure from various investments and derivative contracts, including annuities. Variations or developments in connection with any of these factors could cause significant changes to our financial position and results of operations from year to year. In addition, contributions are generally based on statutory requirements and local funding practices, which may differ from measurements under U.S. GAAP.

***We have debt outstanding that could adversely affect our financial flexibility.***

As of December 31, 2023, we had total consolidated debt outstanding of approximately $11.2 billion. The level of debt outstanding could adversely affect our financial flexibility by reducing our ability to use cash from operations for other purposes, including working capital, dividends to shareholders, share repurchases, acquisitions, capital expenditures and general corporate purposes. We also are subject to risks that, at the time any of our outstanding debt matures, we will not be able to retire or refinance the debt on terms that are acceptable to us, or at all.

As of December 31, 2023, we had two committed credit facilities outstanding. Each of these facilities is intended to support our commercial paper obligations and our general working capital needs. In addition, each of these facilities included customary representations, warranties, and covenants, including financial covenants that require us to maintain specified ratios of adjusted consolidated EBITDA to consolidated interest expense and consolidated debt to adjusted consolidated EBITDA, tested quarterly.

A substantial portion of our outstanding debt, including certain intercompany debt obligations, contains financial and other covenants. The terms of these covenants may limit our ability to obtain, or increase the costs of obtaining, additional financing to fund working capital, capital expenditures, acquisitions, or general corporate requirements. This in turn may have the impact of reducing our flexibility to respond to changing business and economic conditions, thereby placing us at a relative disadvantage compared to competitors that have less indebtedness, or fewer or less onerous covenants associated with such indebtedness, and making us more vulnerable to general adverse economic and industry conditions.

If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity, or reducing or delaying capital expenditures, strategic acquisitions, investments, and alliances, any of which could impede the implementation of our business strategy or prevent us from entering into transactions that would otherwise benefit our business. Additionally, we may not be able to take such actions or refinance any of our debt, if necessary, on commercially reasonable terms, or at all.

***A decline in the credit ratings of our senior debt and commercial paper may adversely affect our borrowing costs, access to capital, and financial flexibility.***

A downgrade in the credit ratings of our senior debt and commercial paper could increase our borrowing costs, reduce or eliminate our access to capital, reduce our financial flexibility, and limit our ability to implement our corporate strategy. Our senior debt ratings at December 31, 2023 were A- with a negative outlook (S&P), BBB+ with a negative outlook (Fitch), and Baa2 with a stable outlook (Moody's). Our commercial paper ratings were A-2 (S&P), F-2 (Fitch) and P-2 (Moody's).

Real or anticipated changes in our credit ratings will generally affect any trading market for, or trading value of, our securities. Such changes could result from any number of factors, including the modification by a credit rating agency of the criteria or methodology it applies to particular issuers, a change in the agency's view of us or our industry, or as a consequence of actions we take to implement our corporate strategies. A change in our credit rating could adversely affect our access to capital and our competitive position.

***Our tax assets and liabilities are subject to a variety of different factors, which could create volatility in our global effective tax rate, expose us to greater than anticipated tax liabilities or cause us to adjust previously recognized tax assets and liabilities.***

We are, and anticipate we will be, subject to income taxes in Ireland, the U.K., the U.S. and many other jurisdictions. As a result, our global effective tax rate from period to period can be affected by many factors, including changes in tax legislation or regulations, the continuing development of regulations and other governmental action that affect the application of such legislation, our global mix of earnings, the use of global funding structures, the tax characteristics of our income, the effect of complying with transfer pricing requirements under laws of many different countries on our revenues and costs, the consequences of acquisitions and dispositions of businesses and business segments. In addition, we could be subject to increased taxation as a result of changes in eligibility for the benefits of current income tax treaties between and among Ireland, the U.K., the U.S and other countries, including any future amendments to the current income tax treaties between and among such countries, or any new statutory or regulatory provisions that might limit our ability to take advantage of any such treaties. Significant judgment is required in determining our worldwide provision for income taxes, and our determination of the amount of our tax liability is always subject to review by applicable tax authorities. Our actual global tax rate may vary from our expectation and that variance may be material.

The overall tax environment in the jurisdictions in which we are or may be subject to taxes is highly uncertain and increasingly complex. In the U.S., the Inflation Reduction Act introduced, among other changes, a 1% excise tax on certain stock redemptions by U.S. corporations (which the U.S. Treasury indicated may also apply to certain stock redemptions of foreign corporations deemed funded by their U.S. affiliates). The OECD, a global coalition of member countries, proposed a plan (commonly referred to as "Pillar Two") to reform international taxation which includes the introduction of a 15% global minimum tax on book income with specified adjustments and determined on a country-by-country basis. The OECD proposed tax regime has been nominally accepted by many countries within and without the OECD, although implementation in each country remains subject to the possibility of significant variation, which could lead to a risk of multiple levels of taxation on Aon's income. Ireland, the U.K. and many E.U. member states, among others, have enacted legislation to implement the global minimum tax that are consistent with the OECD proposed tax regime. Under Ireland's Pillar Two tax regime, starting in 2024, Aon's net income (under U.S. GAAP), with specified modifications and determined on country-by-country basis, will be subject to the 15% minimum tax. There remains significant uncertainty, however, as to how Ireland's Pillar Two tax regime and the OECD's past and potentially future Pillar Two guidance will ultimately apply to Aon. In any event, until further clarifications are provided, there is a risk that the global minimum tax regime could have a material adverse effect on our global effective tax rate, results of operations, cash flows and financial condition.

We are, and anticipate we will be, subject to tax audits conducted by Ireland, the U.K., the U.S., and other tax authorities, and the resolution of such audits could impact our tax rate in future periods, as would any reclassification or other changes (such as those in applicable accounting rules) that increases the amounts we have provided for income taxes in our consolidated financial statements. The tax laws and regulations in Ireland, the U.K., the U.S., and the other tax jurisdictions in which we operate are inherently complex, and we will be obligated to make judgments and interpretations about the application of these laws and regulations to our operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

There can be no assurance that we would be successful in attempting to mitigate the adverse impacts resulting from any changes in tax laws and regulations, including any changes in the interpretation of such tax authorities, or from audits and other matters. Our inability to mitigate the negative consequences of such actions could cause our global effective tax rate to increase, our use of cash to increase and our financial condition and results of operations to suffer.

*Changes in our accounting estimates and assumptions could negatively affect our financial position and results of operations.*

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of our consolidated financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including, but not limited to, those relating to revenue recognition, pensions, recoverability of assets including customer receivables, valuation of goodwill and intangibles, contingencies, share-based payments, and income taxes. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments or changes in accounting principles or standards, and other factors. Actual results could differ from these estimates, or changes in assumptions, estimates, policies, or developments in the business may change our initial estimates, which could materially affect the Consolidated Statements of Income, Comprehensive Income, Financial Position, Shareholders' Equity, and Cash Flows.

*We may be required to record goodwill or other long-lived asset impairment charges, which could result in a significant charge to earnings.*

Under U.S. GAAP, we review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is assessed for impairment at least annually. Factors that may be considered in assessing whether goodwill or other long-lived assets may not be recoverable include a decline in our share price or market capitalization, reduced estimates of future cash flows and slower growth rates in our industry. We may experience unforeseen circumstances that adversely affect the value of our goodwill or other long- lived assets and trigger an evaluation of the recoverability of the recorded goodwill and other long-lived assets. Future goodwill or other long-lived asset impairment charges could materially impact our consolidated financial statements.

*We are a holding company and, therefore, may not be able to receive dividends or other payments in needed amounts from our subsidiaries.*

The Company is organized as a holding company, a legal entity separate and distinct from our operating entities. As a holding company without significant operations of its own, our principal assets are the shares of capital stock of our subsidiaries. We rely on dividends, interest, and other payments from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt, paying dividends to shareholders, repurchasing ordinary shares, and corporate expenses. Certain of our subsidiaries are subject to regulatory requirements of the jurisdictions in which they operate or other restrictions that may limit the amounts that subsidiaries can pay in dividends or other payments to us. No assurance can be given that there will not be further changes in law, regulatory actions, or other circumstances that could restrict the ability of our subsidiaries to pay dividends or otherwise make payments to us. Furthermore, no assurance can be given that our subsidiaries may be able to make timely payments to us in order for us to meet our obligations.

**Legal and Regulatory Risks**

*We are subject to E&O claims against us as well as other contingencies and legal proceedings, some of which, if determined unfavorably to us, could have a material adverse effect on our financial condition or results of operations.*

We assist our clients with various matters, including advising on and placing insurance and reinsurance coverage and handling related claims, consulting on various human resources matters, and providing actuarial, investment consulting, and asset management services. E&O claims against us may allege our potential liability for damages arising from these services.

E&O claims could include, for example, the failure of our employees or sub-agents, whether negligently or intentionally, to place coverage correctly or notify carriers of claims on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured, or the failure to give error-free consulting or investment advice. It is not always possible to prevent and detect E&Os, and the precautions we take may not be effective in all cases. In addition, we are subject to other types of claims, litigation, and proceedings in the ordinary course of business, which along with E&O claims, may seek damages, including punitive damages, in amounts that could, if awarded, have a material adverse impact on the Company's financial position, earnings, and cash flows. In addition to potential liability for monetary damages, such claims or outcomes could harm our reputation or divert management resources away from operating our business.

We have historically purchased, and intend to continue to purchase, insurance to cover E&O claims and other insurance to provide protection against certain losses that arise in such matters and other matters related to our operations. However, we may be unable to maintain, at commercially reasonable rates, our current levels of insurance coverage for E&O claims or other risks in future periods, and with respect to such periods may seek to utilize self-insurance programs such as captives, the funding of which may not adequately cover the costs of potential losses. Also, we have exhausted or materially depleted our coverage under some of the policies that protect us for certain years and, consequently, are self-insured or materially self-insured for some historical claims. Additionally, parts or all of an E&O claim could fall within insurance deductibles, self-insured retentions, or policy exclusions. Accruals for these exposures, and related insurance receivables, when applicable, have been provided to the extent that losses are deemed probable and are reasonably estimable. These accruals and receivables are adjusted from time to time as developments warrant and may also be adversely affected by disputes we may have with our insurers over coverage. Amounts related to settlement provisions are recorded in Other general expenses in the Consolidated Statements of Income. Discussion of some of these claims, lawsuits, and proceedings are contained in the Notes to Consolidated Financial Statements.

In addition, we provide a variety of guarantees and indemnifications to our customers and others. In the event of a default, our potential exposure is equal to the amount of the guarantee or indemnification.

The ultimate outcome of claims, lawsuits, proceedings, guarantees and indemnifications cannot be ascertained, and liabilities in indeterminate amounts may be imposed on us. It is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

***Our businesses are subject to extensive governmental regulation, which could reduce our profitability, limit our growth, or subject us to legal and regulatory actions.***

Our businesses are subject to extensive legal and regulatory oversight throughout the world, including the Irish Companies Act, the U.S. securities laws, rules, and regulations, the rules and regulations promulgated by the FCA and a variety of other laws, rules, and regulations addressing, among other things, licensing, privacy and data protection, trade sanctions laws, restrictions and export controls, anti-money laundering, wage-and-hour standards, employment and labor relations, antitrust and competition, anti-corruption, currency, reserves, government contracting, and the amount of local investment with respect to our operations in certain countries. This legal and regulatory oversight could reduce our profitability or limit our growth by: increasing the costs of legal and regulatory compliance; limiting or restricting the products or services we sell, the markets we serve or enter, the methods by which we sell our products and services, the overall structure of our business units, the type of services and prices we can charge for our services, or the form of compensation we can accept from our clients, carriers, and third parties; or by subjecting our businesses to the possibility of legal and regulatory actions, proceedings, or fines.

The global nature of our operations increases the complexity and cost of compliance with laws and regulations adding to our cost of doing business. In addition, many of these laws and regulations may have differing or conflicting legal standards across jurisdictions, increasing the complexity and cost of compliance. In emerging markets and other jurisdictions with less developed legal systems, local laws and regulations may not be established with sufficiently clear and reliable guidance to provide us adequate assurance that we are operating our business in a compliant manner with all required licenses or that our rights are otherwise protected. In addition, certain laws and regulations, such as the Foreign Corrupt Practices Act and the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act in the U.S., and the Bribery Act of 2010 in the U.K., impact our operations outside of the legislating country by imposing requirements for the conduct of overseas operations, and in several cases, requiring compliance by foreign subsidiaries.

In addition to the complexity of the laws and regulations themselves, the development of new laws and regulations or changes in application or interpretation of current laws and regulations or conflict between them also increases our legal and regulatory compliance complexity. Additionally, our acquisitions of new businesses and our continued operational changes and entry into new jurisdictions and development of new service offerings increases our legal and regulatory compliance complexity, as well as the type of governmental oversight to which we may be subject. Changes in laws and regulations could mandate significant and costly changes to the way we implement our services and solutions, impose additional licensure requirements or costs to our operations and services, or cause us to cease offering certain services or solutions. Furthermore, as we enter new jurisdictions or businesses and further develop and expand our services, including through acquisitions, we may become subject to additional types of laws and governmental oversight and supervision, such as those applicable to the financial lending or other service institutions. Regulatory developments that could result in changes that adversely affect us or cause us to change our business or operations include: additional requirements respecting data privacy, data security, and data usage in jurisdictions in which we operate that may increase our costs of compliance and potentially reduce the manner in which we can use data; changes in tax regulations in the jurisdictions in which we operate; regulatory actions or changes that require us to change our compensation model; or additional regulations promulgated by, regulatory bodies in jurisdictions in which we operate.

Governmental and public attention to climate change and environmental matters, including new or enhanced reporting, diligence or disclosure rules and regulations, could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. These and other rapidly changing laws, rules and regulations, may increase the cost of our compliance and risk management and otherwise impact our business, which could have a material adverse effect on our business, results of operations, and financial condition. In addition, the shift toward a lower-carbon economy, driven by changes in laws, rules and regulations, low-carbon technology advancement, consumer sentiment, and/or liability risks, may negatively impact our business model and/or the business models of our clients. In addition, as governments, investors and other stakeholders face additional pressures to accelerate actions to address climate change and other ESG topics, governments and other stakeholders may impose new rules or expectations causing a shift in disclosure and other behaviors that may negatively impact our business.

In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew, and revoke licenses and approvals and to implement regulations. Accordingly, we may have a license revoked or be unable to obtain new licenses and therefore be precluded or suspended from carrying on or developing some or all of our activities or otherwise be fined or penalized in a given jurisdiction. No assurances can be given that our business can further develop or continue to be conducted in any given jurisdiction in the future as it has been conducted in the past. Changes in the regulatory scheme, or even changes in how applicable regulations are interpreted, could have an adverse impact on our results of operations by limiting revenue streams or increasing costs of compliance.

Our business' regulatory oversight also includes licensing of insurance brokers and agents, managing general agency or general underwriting operations, and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance broking in the jurisdictions in which we operate depends on our compliance with the rules and regulations promulgated by the regulatory authorities in each of these jurisdictions, and our failure to adhere to these rules and regulations can expose us to fines or other sanctions. Also, we can be affected indirectly by the governmental regulation and supervision of insurance companies. For instance, if we are providing or managing general underwriting services for an insurer, we may have to adhere to regulations affecting our insurer client.

Services provided in our Health Solutions and Wealth Solutions businesses are also the subject of ever-evolving government regulation, either because the services provided to our clients are regulated directly or because third parties upon whom we rely to provide services to clients are regulated, thereby indirectly affecting the manner in which we provide services to those clients. In particular, our health care exchange business depends upon the private sector of the U.S. insurance system and its role in financing health care delivery, and insurance carriers' use and payment of commissions to agents, brokers, and other organizations to market and sell individual and family health insurance products and plans. Uncertainty regarding, or any changes to, state or federal law, or the interpretation of such law by applicable regulatory agencies could delay client adoption of our health care exchanges, impair our ability to retain clients who have adopted our health care exchanges, or cause insurance carriers to alter or eliminate the products and plans that they offer or attempt to move members into new products or plans for which we receive lower commissions. In addition, changes in laws, government regulations, or the way those regulations are interpreted in the jurisdictions in which we operate could affect the viability, value, use, or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare plans (such as medical), defined contribution plans (such as 401(k)), or defined benefit plans (such as pension), may adversely affect the demand for, or profitability of, our services.

If we violate the laws and regulations to which we are subject, we could be subject to fines, penalties, or criminal sanctions and could be prohibited from conducting business in one or more countries. There can be no assurance that our employees, contractors, or agents will not violate these laws and regulations, causing an adverse effect on our operations and financial condition.

Heightened regulatory oversight and scrutiny may lead to additional regulatory investigations, increased government involvement, or enforcement actions, which could consume significant management time and resources and could have adverse effects on our business and operations. For instance, increased scrutiny by competition authorities may increase our costs of doing business or force us to change the way we conduct business or refrain from or otherwise alter the way we engage in certain activities. Additionally, we could suffer significant financial or reputational harm if we fail to properly identify and manage potential conflicts of interest, which exist or could exist any time we or any of our employees have or may have an interest in a transaction or engagement that is inconsistent with our clients' interests. This could occur, for example, when we are providing services to multiple parties in connection with a transaction. We also may provide multiple types of services to certain clients from more than one of our solution lines, creating a greater potential for conflicts with advisory services.

Due to the broad scope of our businesses and our client base, we regularly address potential conflicts of interest, including, without limitation, situations where our services to a particular client or our own investments or other interests conflict, or are perceived to conflict, with the interests of another client. If these are not adequately identified and managed, this could then lead to failure or perceived failure to protect the client's interests, with consequential regulatory and reputational risks, including litigation or enforcement actions that could adversely affect us and our operations. Identifying conflicts of interest may also prove particularly difficult as we continue to bring systems and information together and integrate newly acquired businesses. In addition, we may not be able to adequately address such conflicts of interest.

Insurance intermediaries have traditionally been remunerated by base commissions paid by insurance carriers in respect of insurance placements for clients, or by fees paid by clients. Intermediaries also obtain other revenue from insurance carriers. This revenue, when derived from carriers in their capacity as insurance markets (as opposed to as corporate clients of the intermediaries where they may be purchasing insurance or reinsurance or other non-market related services), is commonly known as MDI. MDI is another example of an area in which potential conflicts of interest may arise. This revenue may be subject to scrutiny by various regulators under conflict of interest, anti-trust, unfair competition, conduct and anti-bribery laws and regulations. MDI takes a variety of forms, including volume- or profit-based contingent commissions, facilities administration charges, business development agreements, and fees for providing consulting services to carriers. While accepting MDI is a lawful and acceptable business practice, we cannot predict whether our position will result in regulatory or other scrutiny and our controls may not be fully effective.

***Failure to protect our intellectual property rights, or allegations that we have infringed on the intellectual property rights of others, could harm our reputation, ability to compete effectively, and financial condition.***

To protect our intellectual property rights, we rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements, and other contractual arrangements with our affiliates, employees, clients, strategic partners, and others, as well as internal policies and procedures regarding our management of intellectual property. However, the protective steps that we take may be inadequate to deter misappropriation of our proprietary information. In addition, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Further, we operate in many jurisdictions and effective trademark, copyright, patent, and trade secret protection may not be available or adequate in every country or jurisdiction in which we offer our services or employ our colleagues. Additionally, our competitors may develop products similar to our products that do not infringe our intellectual property rights. Failure to protect our intellectual property adequately could harm our reputation and affect our ability to compete effectively.

In addition, to protect or enforce our intellectual property rights, we may initiate litigation against third parties, such as infringement suits or interference proceedings. Third parties may assert intellectual property rights claims against us, which may be costly to defend, could require the payment of damages, and could limit our ability to use or offer certain technologies, products, or other intellectual property. Any intellectual property claims, with or without merit, could be expensive, take significant time and divert management's attention from other business concerns. Successful challenges against us could require us to modify or discontinue our use of technology or business processes where such use is found to infringe or violate the rights of others, or require us to purchase licenses from third parties, any of which could adversely affect our business, financial condition, and operating results.

**Operational Risks**

***The economic and political conditions of the countries and regions in which we operate could have an adverse impact on our business, financial condition, operating results, liquidity, and prospects for growth.***

Our operations in countries undergoing political change or experiencing economic instability are subject to uncertainty and risks that could materially adversely affect our business. These risks include, particularly in emerging markets, the possibility we would be subject to undeveloped or evolving legal systems, unstable governments and economies, impacts from geopolitical conflicts, and potential governmental actions affecting the flow of goods, services, and currency.

***We may not realize all of the expected benefits from our restructuring plan and other operational improvement initiatives.***

In 2023, we initiated a three-year restructuring program, Accelerating Aon United Program (the "Program"). The Program is intended to streamline our technology infrastructure, optimize our leadership structure and resource alignment, and reduce our real estate footprint to align to our hybrid working strategy. The Program will include technology-related costs to facilitate streamlining and simplifying operations, headcount reduction costs, and costs associated with asset impairments, including real estate consolidation costs. The Program is currently expected to result in cumulative costs of approximately $1,000 million, consisting of approximately $900 million of cash charges and approximately $100 million of non-cash charges.

We estimate that our annualized savings from the Program will be approximately $350 million by the end of 2026. Actual total costs, savings and timing may vary from these estimates due to changes in the scope or assumptions underlying the Program and other operational improvement initiatives. We therefore cannot assure that we will achieve the targeted savings. Unanticipated costs or unrealized savings in connection with the Program and other operational improvement initiatives could adversely affect our consolidated financial statements.

***Our success depends on our ability to retain, attract and develop experienced and qualified personnel, including our senior management team and other personnel.***

We depend, in material part, upon the members of our senior management team who possess extensive knowledge and a deep understanding of our business and our strategy, as well as the colleagues who are critical to developing and retaining client relationships. The unexpected loss of services of any of these senior leaders could have a disruptive effect adversely impacting our ability to manage our business effectively and execute our business strategy. Additionally, competition for professional personnel remains intense, and we are constantly working to retain, attract and develop these professionals. If we cannot successfully do so, our business, operating results, and financial condition could be adversely affected. We may also become involved in disputes and litigation in connection with our efforts to retain and hire personnel, which can be disruptive to our business and may expose us to potential liability for monetary damages. While we have plans for key management succession and long-term compensation plans designed to retain our senior management team and critical colleagues, if our succession plans and retention programs do not operate effectively, our business could be adversely affected.

We strive to maintain an equitable work environment that unlocks the full potential of all of our personnel - this includes our commitment to inclusion, focus on colleague wellness and mental health and belonging, and building a flexible work environment that meets colleague and client needs. If we are unsuccessful in maintaining such a work environment or adapting to colleague needs or expectations, we could experience difficulty attracting and retaining personnel, which could have a negative impact on our business.

***Our global operations expose us to various international risks that could adversely affect our business.***

Our operations are conducted globally. Accordingly, we are subject to regulatory, legal, economic, and market risks associated with global operations and sourcing, including:

- difficulties in staffing and managing our offices, and overseeing joint venture operations and compliance in disparate jurisdictions, including due to unexpected inflation (including wage inflation) or job turnover, and the increased travel, infrastructure, and legal and compliance costs and risks associated with multiple international locations;
- hyperinflation in certain countries;
- the impacts of geopolitical conflicts;
- conflicting regulations across the countries in which we do business;
- imposition of investment requirements or other restrictions by governments in certain countries;
- longer payment cycles;
- greater difficulties in collecting accounts receivable;
- insufficient demand for our services in certain jurisdictions;
- our ability to execute effective and efficient cross-border sourcing of services on behalf of our clients;
- the reliance on or use of third parties to perform services on behalf of the Company;
- disparate tax regimes;
- restrictions on the import and export of technologies; and
- trade barriers.

***Our business performance and growth plans could be negatively affected if we are not able to develop, implement, update, and enhance solutions to support our business operations or if we are not able to effectively drive value for our clients.***

Our success depends, in part, on our ability to enhance and implement the systems necessary to operate our businesses and to achieve intended efficiencies and improvements. We may not be successful in anticipating or responding to rapid and continuing changes in technology, data and analytics, industry standards and client preferences. The effort to gain necessary expertise and achieve internal efficiencies through technology and data and analytics requires us to incur significant expenses, and we may not be successful in identifying the optimal funding priorities. We make investments in technology and data and analytics to operate our businesses and achieve intended efficiencies; however, our investments and enhancements may not be sufficient to respond to needs across all of our businesses. In addition, if we are not successful in developing and maintaining expertise in process excellence, technology and data trends, our business performance may be compromised.

***The occurrence of natural or man-made disasters could result in declines in business and increases in claims that could adversely affect our financial condition and results of operations.***

We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, fires, floods, tornadoes, extreme weather, or other climate events; pandemic health events (such as the COVID-19 pandemic), and man-made disasters, including acts of terrorism, civil unrest, violence, military actions, and cyber-terrorism (including, but not limited to, ransomware). The continued threat of terrorism and other events or disasters may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger energy shortages, public health issues, or an economic downturn or instability in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business and increased claims from those areas. They could also result in reduced underwriting capacity, making it more difficult for our professionals to place business. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations and negatively impact the abilities of our counterparties to pay for our services on time or at all. If access to underwriting markets for certain lines of coverage becomes unavailable or difficult due to the impact of climate change on the claims environment, this may have a negative impact on our clients' access to coverage, which could in turn reduce our ability to place certain lines of coverage and negatively impact our business.

A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. In addition, a disaster could adversely affect the value of the assets in our investment portfolio. Finally, a natural or man-made disaster could increase the incidence or severity of E&O claims against us. Climate change may increase the likelihood or severity of a natural or man-made disaster.

***Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.***

Our operations are dependent upon our ability to protect our personnel, offices, and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. Should we experience a local or regional disaster or other business continuity problem, such as a security incident or attack, a natural disaster, climate event, terrorist attack, pandemic, power loss, telecommunications failure, or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel and office facilities, and the proper functioning of computer systems, telecommunications, and other related systems and operations. In events like these, while our operational size, the multiple locations from which we operate, and our existing back-up systems provide us with some degree of flexibility, we still can experience near-term operational challenges in particular areas of our operations. We could potentially lose access to key executives, personnel, or client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster recovery scenario. A disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships, or legal liability.

***We rely on third parties to perform key functions of our business operations enabling our provision of services to our clients. These third parties may act in ways that could harm our business.***

We rely on third parties, and in some cases subcontractors, to provide services, data, and information such as technology, information security, funds transfers, data processing, support functions, and administration that are critical to the operations of our business. These third parties include correspondents, agents and other brokerage and intermediaries, insurance markets, data providers, plan trustees, payroll service providers, benefits administrators, software and system vendors, business process outsourcing providers, health plan providers, investment managers, and providers of human resources, among others. As we do not fully control the actions of these third parties, we are subject to the risk that their decisions, actions, or inactions may adversely impact us and replacing these service providers could create significant delay and expense. Our failure to manage our key suppliers and our day-to-day operations with effective controls, and/or a failure by third parties to comply with service level agreements or regulatory or legal requirements in a high quality and timely manner, particularly during periods of our peak demand for their services, could result in economic, legal, and reputational harm to us. In addition, we face risks as we transition from in-house functions to third- party support functions and providers that there may be disruptions in service or other unintended results that may adversely affect our business operations. These third parties face their own technology, operating, business, and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee, or company information, could cause harm to our business and reputation. An interruption in or the cessation of service by any service provider as a result of systems failures, cybersecurity or data privacy incidents (including, but not limited to, ransomware), capacity constraints, financial difficulties, or for any other reason could disrupt our operations, impact our ability to offer certain products and services, and result in contractual or regulatory penalties, liability claims from clients, or employees, damage to our reputation, and harm to our business.

***Our business is exposed to risks associated with the handling of client funds.***

Certain of our businesses collect premiums from insureds and remit the premiums to the respective insurers. We also collect claims or refunds from insurers on behalf of insureds, which are then remitted to the insureds. Consequently, at any given time, we may be holding and managing funds of our clients. This function creates a risk of loss arising from, among other things, fraud by employees or third parties, execution of unauthorized transactions, errors relating to transaction processing, or other cybersecurity events or security breaches. We are also potentially at risk in the event the financial institution in which we hold these funds suffers any kind of insolvency or liquidity event. The occurrence of any of these types of events in connection with this function could cause us financial loss and reputational harm.

***In connection with the implementation of our corporate strategies and initiatives, we face risks associated with, among others, the acquisition or disposition of businesses, the integration and development of acquired businesses, and the entry into new lines of business or products.***

In pursuing our corporate strategy, we often acquire other businesses or dispose of or exit businesses we currently own and we routinely are actively engaged in the process of identifying, analyzing, and negotiating possible transactions. The success of this strategy is dependent upon our ability to identify appropriate acquisition and disposition targets, negotiate transactions on favorable terms, secure regulatory approval of transactions where required, complete transactions and, in the case of acquisitions, successfully integrate them into our existing businesses and culture. If we are unable to identify appropriate acquisition targets, or if our competitors are more successful in identifying acquisition targets at favorable valuations, we may we fail to achieve desired strategic goals, capabilities and efficiencies, and our results of operations might be adversely affected. If a proposed transaction is not consummated, the time and resources spent pursuing it could adversely impact employees, clients and shareholders and the failure to consummate a proposed transaction could result in payment of termination fees and reimbursement of expenses, reputational harm, disputes and litigation and missed opportunities to locate and acquire other businesses. If acquisitions are made, there can be no assurance that we will realize the anticipated benefits of such acquisitions, including, but not limited to, revenue growth, operational efficiencies, or expected synergies, and we could incur unexpected costs in connection with integration. If we dispose of or otherwise exit certain businesses, there can be no assurance that we will not incur certain disposition related charges, will not be subject to post-closing liabilities, obligations or restrictions, will be able to reduce overhead related to the divested assets, or will realize the intended benefits of the disposition.

We may enter new lines of business or offer new products and services within existing lines of business either through acquisitions or through initiative to generate organic revenue growth. These new lines of business, products, and services may present the Company with additional risks, particularly in instances where the markets are new or not fully developed or where participants in such markets are new entrants. Such risks include the investment of significant time and resources; the possibility that these efforts will not be successful and could result in reputational damage to us; the possibility that the marketplace does not accept our products or services or that we are unable to retain clients that adopt our new products or services; and the risk of new or additional liabilities associated with these efforts, including potential E&O or other claims. In addition, many of the businesses that we acquire and develop will likely have significantly smaller scales of operations prior to the implementation of our growth strategy. If we are not able to manage the growing complexity of these businesses, including improving, refining, or revising our systems and operational practices, and enlarging the scale and scope of the businesses, our business may be adversely affected. Other risks include developing knowledge of and experience in the new business, product or service, integrating the acquired business into our systems and culture, recruiting and retaining experienced professionals, and developing and capitalizing on new relationships with experienced market participants. External factors, such as compliance with new or revised regulations, competitive alternatives, and shifting market preferences may also impact the successful implementation of a new line of business, products, or services. Failure to manage these risks in the acquisition or development of new businesses could materially and adversely affect our business, results of operations, and financial condition.

**Risks Related to Technology, Cybersecurity, and Data Protection**

***We rely on complex information technology systems and networks to operate our business. Any significant system or network disruption due to a breach in the security of our information technology systems could have a negative impact on our reputation, operations, sales, and operating results.***

We rely on the efficient, uninterrupted, and secure operation of complex information technology systems and networks, some of which are within the Company and some of which are outsourced to third parties. All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including but not limited to cyber-attacks, computer viruses, security breaches, and unauthorized access or improper actions by insiders or employees. We are at risk of attack by a growing list of adversaries through new and increasingly sophisticated methods of attack, including methods that take advantage of remote work scenarios. Because the techniques used to obtain unauthorized access or sabotage systems change frequently (including as a result of the use of generative artificial intelligence, such as deepfakes), we may be unable to anticipate these techniques, implement adequate preventative measures, or detect and respond quickly enough in the event of an incident or attack. We regularly experience social engineering attempts, and increasingly sophisticated attempted attacks to our systems and networks, certain of which have been successful and have resulted in unauthorized access to our systems and data. Aon has from time to time experienced cybersecurity incidents, such as computer viruses, unauthorized parties gaining access to our information technology systems, ransomware incidents, data loss via malicious and non-malicious methods, and similar incidents, which to date have not had a material impact on our business. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. Aon has from time-to-time experienced and may experience in the future problems with the information technology systems of vendors, including breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, difficulties in the migration of services or data to third parties or the cloud hosted by third parties, cyber-attacks, and security breaches could adversely affect our ability to deliver products and services to customers and otherwise conduct business. Additionally, we are a global and acquisitive organization and we therefore might not adequately identify weaknesses in certain of our information systems, including those of targets we acquire, which could expose us to unexpected liabilities and fines or make our own systems more vulnerable to attack. These types of incidents affecting us, our clients, insurance carriers, vendors, or other third-parties could result in intellectual property or other confidential information being lost or stolen, including client or employee personal information or company data.

We have implemented various measures to manage our risks related to system and network security and disruptions, but a security breach or a significant or extended disruption in the functioning of our information technology systems could damage our reputation, cause us to lose clients, adversely impact our operations, sales, and operating results, and require us to incur significant expense (in connection with incident response, remediation efforts, or otherwise) and divert resources to address and remediate or otherwise resolve such issues. Additionally, in order to maintain the level of security, service, and reliability that our clients require, we may be required to make significant additional investments in our information technology system.

***Improper disclosure of confidential, personal, or proprietary data could result in regulatory scrutiny, legal liability, or harm to our reputation.***

One of our significant responsibilities is to maintain the security and privacy of our employees' and clients' confidential and proprietary information, including confidential information about our clients' and employees' compensation, medical information, and other personally identifiable information. We maintain policies, procedures, and technological safeguards designed to protect the security and privacy of this information. Nonetheless, we have experienced cyber incidents and cannot eliminate the risk of human error, employee or vendor malfeasance, or cyber-attacks that could result in improper access to or disclosure of confidential, personal, or proprietary information. Such access or disclosure could harm our reputation and subject us to liability under our contracts and laws and regulations that protect personal data, resulting in increased costs, fines, loss of revenue, and loss of clients. The release of confidential information as a result of a security breach could also lead to litigation or other proceedings against us by affected individuals or business partners, or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on our business.

In many jurisdictions, including in the E.U. and the U.S., we are subject to laws and regulations relating to the collection, use, retention, security, and transfer of this information. These laws and regulations are frequently changing and are becoming increasingly complex and sometimes conflict among the various jurisdictions and countries in which we provide services both in terms of substance and in terms of enforceability. This makes compliance challenging and expensive. Additionally, certain jurisdictions' regulations include notice provisions that may require us to inform affected clients or employees in the event of a breach of confidential information before we fully understand or appreciate the extent of the breach. These notice provisions present operational challenges and related risk. In particular, there have been a number of recently adopted privacy laws around the globe including in China and, Brazil, and significant privacy rulings in the E.U. relating to the "Schrems II" case, which imposed significant changes to the way companies export personal data from the E.U. We have had to implement new requirements set out in these laws within our business before the effective date, requiring significant time and resources. This new guidance issued to firms by the European Regulators has and will continue to require significant time to implement and may require significant effort to review and effect applicable changes to IT systems and transfer methods. Non-compliance with new and existing laws could result in proceedings against us by governmental entities or others and additional costs in connection therewith. We expect additional jurisdictions to continue to adopt new privacy regulations and that existing regulations may be amended as governments continue to legislate in respect of personal data. We have incurred expenses and devoted resources, and will continue to incur expenses and devote resources, to bring our practices into compliance with these regulations and future regulations. Our failure to comply with or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability, result in proceedings or fines against us by governmental entities or others, or impair our reputation in the marketplace. Further, regulatory initiatives in the area of data protection are more frequently including provisions allowing authorities to impose substantial fines and penalties, and therefore, failure to comply could also have a significant financial impact.

**Risks Related to the Pending Acquisition of NFP**

***The completion of the Transaction is subject to a number of conditions, and if these conditions are not satisfied or waived on a timely basis, the Transaction may not be completed.***

The completion of the Transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the approval of regulatory authorities in the United Kingdom and Ireland, the effectiveness of a Registration Statement and the approval for listing on NYSE of the ordinary shares of Aon to be issued in connection with the Transaction. There can be no assurance that the expiration or termination of the applicable waiting periods under the HSR Act or the other conditions to the obligations of the parties to effect the Transaction will be satisfied or waived. In particular, foreign, federal, state or local governmental or regulatory authorities and, in certain instances, private parties may seek to challenge the Transaction and/or impose conditions on Aon or NFP as a condition to completion of the Transaction under applicable antitrust or other laws. In addition, there can be no assurance that any consents, clearances or approvals necessary or advisable to be obtained in connection with the Transaction will be obtained in a timely manner or at all, or whether they will be subject to actions, conditions, limitations or restrictions that may jeopardize or delay the completion of the Transaction, materially reduce or delay the anticipated benefits of the Transaction or allow the parties to terminate the Merger Agreement. Pursuant to the terms of the Merger Agreement, Aon may be required to offer and agree to undertake certain specified behavioral remedies with regulatory authorities. If Aon is required to divest assets or businesses related to NFP, there can be no assurance that it will be able to negotiate such divestitures expeditiously or on favorable terms or that the governmental authorities will approve the terms of such divestitures. If the Transaction, or the integration of the companies' respective businesses, is not completed within the expected time frame, such delay may materially and adversely affect the synergies and other benefits that Aon expects to achieve as a result of the Transaction and could result in additional costs or liabilities, loss of revenue and other adverse effects on Aon's business, financial condition and results of operations.

***Failure to complete the Transaction could have an adverse effect on Aon.***

If the Transaction is not completed for any reason, Aon's ongoing business may be adversely affected and, without realizing any of the potential benefits of completing the Transaction, Aon will be subject to a number of risks, including the following:

- Aon will be required to pay certain costs and expenses relating to the Transaction;

- if the Merger Agreement is terminated under specified circumstances or circumstances related to a failure to obtain the required antitrust clearances or other regulatory clearances provided for by the Merger Agreement, Aon may be obligated to pay to NFP a termination fee equal to $250 million;

- Aon may experience negative reactions from the financial markets, including negative impacts on the market price of Aon's securities;

- the manner in which clients, vendors, business partners and other third parties perceive Aon may be negatively impacted, which in turn could affect its ability to compete for new business or to obtain renewals in the marketplace;

- matters relating to the Transaction (including integration planning) may require substantial commitments of time and resources by management, which could otherwise have been devoted to other opportunities that may have been beneficial to Aon; and

- Aon could be subject to litigation related to any failure to close the Transaction or related to any enforcement proceeding commenced against it to perform its obligations under the Merger Agreement.

If the Transaction does not close, these risks may materialize and may adversely affect Aon's business, financial results and market price.

***Aon and NFP are subject to various uncertainties, including contractual restrictions and requirements, while the Transaction is pending that could adversely affect their businesses, financial condition and results of operations.***

During the pendency of the Transaction, it is possible that customers, suppliers, commercial partners and/or other persons with whom Aon or NFP has a business relationship may elect to delay or defer certain business decisions or decide to seek to terminate, change or renegotiate their relationships with Aon or NFP, as the case may be, as a result of the Transaction, which could significantly reduce the expected benefits of the Transaction and/or negatively affect Aon's or NFP's revenues, earnings and cash flows, NFP's future plans and the market price of Aon ordinary shares, regardless of whether the Transaction is completed. Matters relating to the Transaction (including integration planning) will require substantial commitments of time and resources by Aon management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Aon. Aon will also incur significant costs related to the Transaction, some of which must be paid even if the Transaction is not completed. These costs are substantial and include financial advisory, legal and accounting costs.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the Transaction.

***Uncertainties associated with the Transaction may cause a loss of management personnel and other key employees and Aon may have difficulty attracting and motivating management personnel and other key employees.***

Uncertainty about the effects of the Transaction on employees may impair the ability to attract, retain and motivate key personnel during the pendency of the Transaction and, if the Transaction is completed, for a period of time thereafter. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with Aon following the completion of the Transaction, Aon may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent.

***Aon may encounter difficulty or high costs associated with the arrangement of any debt financing required for the Transaction.***

Aon expects to fund the cash consideration payable in the Transaction and the repayment or refinancing of NFP's existing debt arrangements contemplated by the Merger Agreement, through debt financing. Aon's ability to obtain debt financing, and the pricing and terms thereof, will be subject to various factors, including market conditions, operating performance and Aon's ability to incur additional debt. The receipt of financing by Aon is not a condition to completion of the Transaction and, accordingly, Aon will be required to complete the Transaction (assuming that all of the conditions to its obligations under the Merger Agreement are satisfied) whether or not debt financing is available at all or on acceptable terms.

***Aon may not be able to integrate NFP successfully or manage the combined business effectively, and many of the anticipated synergies and other benefits of the Transaction may not be realized or may not be realized within the expected time frame.***

Aon and NFP entered into the Merger Agreement with the expectation that the Transaction would result in various benefits, including, among other things, operating efficiencies, synergies and cost savings. Achieving the anticipated benefits of the Transaction is subject to a number of uncertainties, including whether the businesses of Aon and NFP can be integrated in an efficient and effective manner.

It is possible that the integration process could take longer than anticipated or that the management of the combined organizations and achievement of anticipated synergies could be more difficult than expected. The integration of NFP into the Aon organization could also result in the disruption of ongoing businesses, processes, systems and business relationships or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect Aon's ability to achieve the anticipated benefits of the Transaction. The integration process is subject to a number of risks and uncertainties, and no assurance can be given that the anticipated benefits of the Transaction will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could adversely affect Aon's future businesses, financial condition, results of operations and prospects.

***Aon will incur significant transaction and integration-related costs in connection with the Transaction, which could adversely affect Aon's ability to execute its integration plan and achieve the anticipated benefits of the Transaction.***

Aon expects to incur a number of non-recurring costs associated with the Transaction, combining the organizations and achieving anticipated synergies. These costs will be significant and additional unanticipated costs may also be incurred in connection with the Transaction and combination of the organizations. Although Aon expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses of Aon and NFP, should allow the Company to offset integration-related costs over time, this net benefit may not be achieved in the near term or at all.

***The global effective tax rate that will apply to Aon subsequent to the Transaction is uncertain and may vary from expectations.***

No assurances can be given as to what Aon's global effective tax rate will be after the closing of the Transaction because of, among other things, uncertainty regarding the global mix of income following closing, uncertainty regarding the ability, costs and time necessary to integrate NFP's business operations and entities, uncertainty regarding complex tax rules in NFP's largest jurisdiction (the U.S.) and the application of those rules to Aon following closing, and uncertainty with respect to Ireland's Pillar Two tax regime which will apply to the combined income and taxes of Aon and NFP following closing. As a result, Aon's actual global effective tax rate may vary from expectations following the Transaction and that variance may be material.

## Risks Related to Being an Irish-incorporated Company

*We are incorporated in Ireland, and Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.*

It may not be possible to enforce court judgments obtained in the U.S. against us in Ireland, based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the U.S. currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, we are governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

In addition, depending on the circumstances, the acquisition, ownership and/or disposition of our ordinary shares may subject shareholders to different or additional tax consequences under Irish law including, but not limited to, Irish stamp duty, dividend withholding tax and capital acquisitions tax.

*As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of shareholders, which may limit the Company's flexibility to manage its capital structure.*

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorized to do so by a company's constitution or by an ordinary resolution of shareholders. Such authorization may be granted in respect of up to the entirety of a company's authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. The Company's constitution authorizes our directors to allot shares up to the maximum of the Company's authorized but unissued share capital for a period of five years from March 31, 2020. This authorization will need to be renewed by ordinary resolution upon its expiration and at periodic intervals thereafter. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or in respect of less than the maximum permitted number of shares being sought or approved.

Irish law also generally provides shareholders with statutory pre-emption rights when new shares are issued for cash. However, it is possible for such statutory pre-emption rights to be dis-applied in a company's constitution or by a special resolution of shareholders. Such dis-application of pre-emption rights may be given in respect of up to the entirety of a company's authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another special resolution. The Company's constitution dis-applies statutory pre-emption rights up to the maximum of the Company's authorized but unissued share capital for a period of five years from March 31, 2020. This dis-application will need to be renewed by special resolution upon its expiration and at periodic intervals thereafter. Under Irish law, a dis-application of statutory pre-emption rights may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or in respect of less than the maximum permitted number of unissued shares being sought or approved.

*Irish law requires us to have available "distributable profits" to pay dividends to shareholders and generally to make share repurchases and redemptions.*

Under Irish law, we may only pay dividends and, generally, make share repurchases and redemptions from distributable profits. Distributable profits may be created through the earnings of the Company or other methods (including certain intra-group reorganizations involving the capitalization of the Company's un-distributable profits and their subsequent reduction).

While it is our intention to maintain a sufficient level of distributable profits in order to pay dividends on our ordinary shares and make share repurchases, there is no assurance that the Company will maintain the necessary level of distributable profits to do so.

## Item 1B.  Unresolved Staff Comments

None.

## Item 1C.  Cybersecurity

Aon has from time-to-time experienced cybersecurity incidents. In the event of a cybersecurity incident, Aon responds in accordance with our policies, processes, applicable laws and regulations. When necessary, Aon also engages third parties, such as external cybersecurity advisors to investigate and remediate incidents. To date, the cybersecurity incidents have not had a material impact on our business strategy, results of operations, or financial condition. For additional information regarding the risks from cybersecurity threats, please see the risk factors entitled "*We rely on complex information technology systems and networks to operate our business. Any significant system or network disruption due to a breach in the security of our information technology systems could have a negative impact on our reputation, operations, sales and operating results*" and "*Improper disclosure of confidential, personal, or proprietary data could result in regulatory scrutiny, legal liability, or harm to our reputation*" in Part I, Item 1A of this report.

Aon strives to protect the personal and confidential data of our clients and our colleagues. To do so, Aon engages in a risk-based approach to adopting and implementing technical, organizational, administrative, and physical safeguards for cybersecurity. One key component to safeguard against risks facing Aon's technology and security is Aon's enterprise risk management ("ERM") program. Aon's management carries out the processes, controls, and practices of the Company's ERM program, including the identification, assessment, prioritization, and mitigation of cybersecurity risks.

The Company's Board of Directors ("Board") oversees Aon's ERM program and allocates certain oversight responsibilities to its committees and any sub-committees, as appropriate. The Board has delegated to the Audit Committee the primary responsibility for the oversight of the Company's ERM program. The Audit Committee also has primary responsibility for the oversight of cybersecurity risk and engages in regular discussion with management regarding cybersecurity and privacy risk mitigation and incident management. Cybersecurity matters are an important focus of our Board's oversight of risk. The Company's management, including the Chief Security Officer ("CSO"), regularly presents to the Audit Committee of the Board regarding cybersecurity matters. In addition, members of senior management attend Board and committee meetings to address any questions or concerns raised by the Board related to risk management, including relating to cybersecurity, and any other matters.

In addition, Aon maintains a Global Security Services ("GSS") organization, led by the CSO, with dedicated security personnel responsible for protecting Aon's people, property and information. Aon's CSO reports to Aon's Chief Operating Officer and is an experienced technology and cybersecurity professional, with over 20 years' experience in information security and technology.

The Company's Global Emergency Operations Center ("GEOC") serves as a single point of control, coordination, and communication for protecting Aon's people, property, and information. The GEOC is responsible for triage of all incidents pertaining to the confidentiality, integrity, and availability of customer data. The GEOC monitors threat intelligence reporting and receives alerts and reports from Aon colleagues and IT systems. In coordination with the Global Privacy Office ("GPO") and GSS, the GEOC reports significant cybersecurity incidents to the Cyber Incident Governance Committee ("CIGC").

The CIGC is comprised of members of management, and is responsible for reviewing significant cybersecurity incidents. The CIGC includes the CSO, the Chief Privacy Officer ("CPO"), and other representatives from the Company's GPO and GSS, as well as leaders from the Company's operations, risk management, law & compliance, controllership, internal audit, and communications functions. The CIGC reviews and assesses cybersecurity incidents and is responsible for coordinating the mitigation and remediation of such incidents.

The Company regularly conducts security scanning and reviews of regulatory IT controls (including Sarbanes Oxley). Additional security reviews may be triggered in connection with the assessment of new projects, business initiatives or third-party/supplier engagements. The Company's Internal Audit function follows a risk-based approach to evaluating controls over key enterprise risks, including cybersecurity, as well as compliance with select regulations and corporate policies.

Aon has established a third-party risk governance program that creates guidelines for selecting and managing its suppliers, including assessing of their operational capabilities, adherence to the Company's data security requirements, and technical, organizational, and physical safeguards. Contractual requirements and periodic reviews are designed to promote compliance with Aon's security requirements. Aon's GPO and Law & Compliance Department work with business units to incorporate appropriate controls into supplier contracts.

The Company's controls align to the National Institute of Standards and Technology ("NIST") Framework. This does not imply that we meet technical specifications or requirements at all times but that the aforementioned frameworks help us identify, assess, and manage cybersecurity risks relevant to our business.

We use the aforementioned risk-based approach to cybersecurity to promote accountability for all of our functions across our businesses as well as our third parties to monitor for and prevent any adverse consequences from cybersecurity risks. These risks are continuously evolving, and our program is designed to evaluate these risks on an ongoing basis.

## Item 2.  Properties

We have offices in various locations throughout the world. Substantially all of our offices are located in leased premises. We maintain our corporate headquarters at Metropolitan Building, James Joyce Street, Dublin 1, Ireland, where we occupy approximately 43,000 square feet of space under an operating lease agreement that expires in 2032. The following are additional significant leased properties, along with the occupied square footage and expiration.

| Property: | Occupied Square Footage | Lease Expiration Dates |
|---|---|---|
| 200 E. Randolph Street, Chicago, Illinois | 312,000 | 2030 |
| 165 Broadway, New York, New York | 217,000 | 2028 |
| 122 Leadenhall Street, London, England | 178,000 | 2034 |
| 4 Overlook Point, Lincolnshire, Illinois | 174,000 | 2024 |

As leases expire, we do not anticipate difficulty in negotiating renewals or finding other satisfactory space if the premise becomes unavailable. We believe that the facilities we currently occupy are adequate for the purposes for which they are being used and are well maintained. In certain circumstances, we may have unused space and may seek to sublet such space to third parties, depending upon the demands for office space in the locations involved. See Note 9 "Lease Commitments" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for information with respect to our lease commitments as of December 31, 2023.

## Item 3.  Legal Proceedings

We hereby incorporate by reference Note 16 "Claims, Lawsuits, and Other Contingencies" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this report.

## Item 4.  Mine Safety Disclosure

Not applicable.

## Information about our Executive Officers

The executive officers of Aon, as of February 16, 2024 unless otherwise noted, their business experience during a period of the last five years or longer, and their ages and positions held are set forth below.

| Name | Age | Position |
| --- | --- | --- |
| Eric Andersen | 59 | President. Mr. Andersen joined Aon in 1997 upon the completion of the acquisition of Minet. Mr. Andersen has served in a variety of roles during his more than 20 year career at Aon, including as Chief Executive Officer of Aon Risk Solutions Americas from 2011 to 2013, and Chief Executive Officer of Aon Benfield from September 2013 to May 2018. Mr. Andersen was appointed Co-President of the Company in May 2018 and became President in February 2020. He was named an Executive Officer in February 2017. |
| Gregory C. Case | 61 | Chief Executive Officer. Mr. Case became Chief Executive Officer of Aon in April 2005. He also served as Aon's President from April 2005 to May 2018. Prior to joining Aon, Mr. Case was a partner with McKinsey & Company, a global management consulting firm, for 17 years, most recently serving as head of the Financial Services Practice. He previously was responsible for McKinsey's Global Insurance Practice and was a member of McKinsey's governing Shareholders' Committee. Prior to joining McKinsey, Mr. Case worked for the investment banking firm of Piper, Jaffray and Hopwood and the Federal Reserve Bank of Kansas City. |
| Christa Davies | 52 | Chief Financial Officer. Ms. Davies became Executive Vice President - Global Finance in November 2007. In March 2008, Ms. Davies assumed the additional role of Chief Financial Officer. Prior to joining Aon, Ms. Davies served for 5 years in various capacities at Microsoft Corporation, an international software company, most recently serving as Chief Financial Officer of the Platform and Services Division. Before joining Microsoft in 2002, Ms. Davies served at ninemsn, an Australian joint venture with Microsoft. |
| Michael Neller | 45 | Chief Accounting Officer and Global Controller. Mr. Neller joined Aon in August 2011 as its Vice President, Technical Accounting and Policy. From December 2011 to February 2018, Mr. Neller served as Aon's Deputy Global Controller. In this role, he was responsible for Aon's Latin America and North America regions, as well as global accounting policy, corporate accounting, and external reporting. Before joining Aon, Mr. Neller served from July 2009 to August 2011 as a Senior Manager of KPMG LLP, an international public accounting firm, in its Department of Professional Practice (National Office). He was named Senior Vice President and Global Controller in February 2018. |
| Mindy Simon | 47 | Chief Operating Officer. Ms. Simon joined Aon as Chief Operating Officer in October 2022. Prior to joining Aon, Ms. Simon served as Chief Information Officer for Conagra Brands since June 2017. Prior to her role as Chief Information Officer, Ms. Simon held a variety of roles in finance and information technology with Conagra Brands since joining the company in 2000, including serving as VP Global Business Services from January 2016 to June 2017, and VP Information Technology from 2008 to 2016. |
| Jillian Slyfield | 50 | Chief Innovation Officer. Ms. Slyfield joined Aon in November 2015 as an Account Executive and later served as the Resident Sales Director for San Francisco until her appointment to Managing Director, Digital Economy Practice Leader in 2018. Ms. Slyfield was appointed Chief Innovation Officer of Aon in December 2021. Prior to joining Aon in 2015, Ms. Slyfield held client executive and commercial insurance executive positions at Marsh and Wells Fargo Insurance Services. |
| Lisa Stevens | 53 | Chief People Officer and Head of Global Human Capital Solutions. Ms. Stevens joined Aon in December 2018 as Global Executive Vice President and was named as Chief People Officer in October 2019. Prior to joining Aon, Ms. Stevens held a variety of roles during her 29-year career at Wells Fargo, most recently as Executive Vice President where she led the Western Region for the Community Bank. |
| Andy Weitz | 47 | Chief Marketing Officer. Mr. Weitz joined Aon in 2014 as Senior Vice President for Global Marketing and Communications. Before joining Aon, Mr. Weitz was President and CEO of the U.S. region for Hill + Knowlton Strategies, a global strategic communications consultancy. Prior to Hill + Knowlton, Mr. Weitz worked at Marsh, Inc., a global insurance brokerage, and served in various roles at Trilogy, Inc. a software company. |
| Darren Zeidel | 52 | General Counsel and Company Secretary. Mr. Zeidel was named General Counsel and Company Secretary in July 2019. Prior to this Mr. Zeidel held several leadership roles with Aon, including as Deputy General Counsel immediately prior to his appointment; Global Chief Counsel - Corporate, Retirement & Investment and Health Exchanges from 2017 to 2019; and Global Chief Counsel of Aon Hewitt upon joining Aon in 2012 to 2017. Before this Mr. Zeidel worked for Honeywell, where he held business segment general counsel roles in the aerospace strategic business unit and at Honeywell UOP LLC. Mr. Zeidel began his career as an Associate in the Mergers and Acquisitions group in the New York office of Skadden, Arps, Slate, Meagher & Flom, LLP. |

**PART II**

**Item 5.    Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our class A ordinary shares, $0.01 nominal value per share, are traded on the NYSE under the trading symbol AON.

In February 2024, Aon paid a quarterly cash dividend of $0.615 per share. The declaration of future cash dividends is at the discretion of our Board of Directors and will depend upon our future earnings, liquidity, cash flows, capital allocation, financial conditions, and other factors.

On February 15, 2024, the last reported sale price of our ordinary shares as reported by the NYSE was $314.37 per share. We have approximately 392 holders of record of our class A ordinary shares as of February 16, 2024.

The following information relates to the repurchases of equity securities by Aon or any affiliated purchaser during each month within the fourth quarter of the fiscal year covered by this report:

| Period | Total Number of Shares Purchased | Average Price Paid per Share [1] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2] | Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1] [2] |
|---|---|---|---|---|
| 10/1/23 – 10/31/23 | 811,155 | $ 320.98 | 811,155 | $ 3,806,897,048 |
| 11/1/23 – 11/30/23 | 858,950 | $ 327.18 | 858,950 | $ 3,525,862,650 |
| 12/1/23 – 12/31/23 | 660,279 | $ 315.92 | 660,279 | $ 3,317,269,632 |
|  | 2,330,384 | $ 321.83 | 2,330,384 | $ 3,317,269,632 |

(1)   Does not include commissions paid to repurchase shares.
(2)   The Repurchase Program was established in April 2012 with $5.0 billion in authorized repurchases and was increased by $5.0 billion in authorized repurchases in each of November 2014, June 2017, and November 2020, and by $7.5 billion in February 2022 for a total of $27.5 billion in repurchase authorizations.

Information relating to the compensation plans under which equity securities of Aon are authorized for issuance is set forth under Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this report and is incorporated herein by reference.

We did not make any unregistered sales of equity in 2023.

**Item 6.    [Reserved]**

**Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations**

**EXECUTIVE SUMMARY OF 2023 FINANCIAL RESULTS**

Aon plc is a leading global professional services firm providing a broad range of risk and human capital solutions. Through our experience, global reach, and comprehensive analytics, we help clients meet rapidly changing, increasingly complex, and interconnected challenges related to risk and people. We are committed to accelerating innovation to address unmet and evolving client needs so that our clients are better informed, better advised, and able to make better decisions to protect and grow their business. Management remains focused on strengthening Aon and uniting the firm with one portfolio of capability enabled by data and analytics and one operating model to deliver additional insight, connectivity, and efficiency.

*Financial Results*

The following is a summary of our 2023 financial results:

- Revenue increased $897 million, or 7%, to $13.4 billion in 2023 compared to 2022, reflecting 7% organic revenue growth and a 2% favorable impact from fiduciary investment income, partially offset by a 2% unfavorable impact from acquisitions, divestitures and other.

- Operating expenses increased $781 million, or 9%, to $9.6 billion in 2023 compared to 2022 due primarily to an increase in expense associated with 7% organic revenue growth, investments in long-term growth, a $197 million charge in connection with certain accrued actual or anticipated legal settlement expenses, and $135 million of expenses related to the Accelerating Aon United Restructuring Program.

- Operating margin decreased to 28.3% in 2023 from 29.4% in 2022. The decrease was driven by an increase in operating expenses as listed above.

- Due to the factors set forth above, Net income was $2.6 billion in 2023, a decrease of $18 million, or 1%, from 2022.

- Diluted earnings per share increased 3% to $12.51 per share during the twelve months of 2023 compared to $12.14 per share for the prior year period.

- Cash flows provided by operating activities was $3.4 billion in 2023, an increase of $216 million, or 7%, from $3.2 billion in 2022, reflecting strong operating income growth and overall working capital optimization, partially offset by higher cash tax payments and a negative impact to working capital due to temporary invoicing delays associated with the implementation of a new system.

We focus on four key metrics not presented in accordance with U.S. GAAP that we communicate to shareholders: organic revenue growth, adjusted operating margin, adjusted diluted earnings per share, and free cash flow. These non-GAAP metrics should be viewed in addition to, not instead of, our Consolidated Financial Statements. The following is our measure of performance against these four metrics for 2023:

- Organic revenue growth, a non-GAAP measure defined under the caption "Review of Consolidated Results — Organic Revenue Growth," was 7% in 2023, compared to 6% organic growth in the prior year period.

- Adjusted operating margin, a non-GAAP measure defined under the caption "Review of Consolidated Results — Adjusted Operating Margin," was 31.6% in 2023, compared to 30.8% in the prior year period. The increase in adjusted operating margin primarily reflects 7% organic revenue growth and higher fiduciary investment income, partially offset by increased expenses and investments in long-term growth.

- Adjusted diluted earnings per share, a non-GAAP measure defined under the caption "Review of Consolidated Results — Adjusted Diluted Earnings per Share," was $14.14 per share in 2023, an increase of $0.75 per share, or 6%, from $13.39 per share in 2022. The increase in adjusted diluted earnings per share primarily reflects strong operational performance and effective capital management, highlighted by $2.7 billion of share repurchase during 2023.

- Free cash flow, a non-GAAP measure defined under the caption "Review of Consolidated Results — Free Cash Flow," was $3.2 billion in 2023, an increase of $160 million, or 5%, from $3.0 billion in 2022, reflecting an increase in Cash flows from operations, partially offset by a $56 million increase in capital expenditures.

**ENVIRONMENTAL, SOCIAL, AND GOVERNANCE**

For many companies, the management of ESG risks and opportunities has become increasingly important, and ESG-related challenges, such as extreme weather events, supply chain disruptions, cyber events, regulatory changes, ongoing public health impacts, and the increased focus on workforce resilience in various work environments, continue to create volatility and uncertainty for our clients. At Aon, helping clients manage risk - including ESG risk - is at the core of what we do. We offer a wide range of risk assessment, consulting, and advisory solutions, many of which are significant parts of our core business offerings, designed to address and manage ESG issues for clients, and to enable our clients to create more sustainable value. We see significant opportunity in enhancing our impact and delivering innovative client solutions on ESG matters.

**DEFINITIVE ACQUISITION AGREEMENT**

On December 19, 2023, Aon entered into a definitive agreement with NFP and the NFP seller, where Aon will acquire NFP for an aggregate purchase price of approximately $7 billion in cash and approximately 20,000,000 class A ordinary shares, nominal value of $0.01, in capital of Aon. The Company expects to fund the cash portion of the consideration with approximately $7 billion of new debt, with $5 billion raised in advance of the closing date and $2 billion raised at close of the acquisition. The acquisition is expected to be completed by mid-2024, subject to satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including applicable regulatory approval.

# REVIEW OF CONSOLIDATED RESULTS

## Summary of Results

Our consolidated results are as follow (in millions, except per share data):

| | | Years Ended December 31 | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Revenue** | | | |
| Total revenue | $ 13,376 | $ 12,479 | $ 12,193 |
| **Expenses** | | | |
| Compensation and benefits | 6,902 | 6,477 | 6,738 |
| Information technology | 534 | 509 | 477 |
| Premises | 294 | 289 | 327 |
| Depreciation of fixed assets | 167 | 151 | 179 |
| Amortization and impairment of intangible assets | 89 | 113 | 147 |
| Other general expense | 1,470 | 1,271 | 2,235 |
| Accelerating Aon United Program expenses | 135 | — | — |
| Total operating expenses | 9,591 | 8,810 | 10,103 |
| **Operating income** | 3,785 | 3,669 | 2,090 |
| Interest income | 31 | 18 | 11 |
| Interest expense | (484) | (406) | (322) |
| Other income (expense) | (163) | (125) | 152 |
| **Income before income taxes** | 3,169 | 3,156 | 1,931 |
| Income tax expense | 541 | 510 | 623 |
| **Net income** | 2,628 | 2,646 | 1,308 |
| Less: Net income attributable to noncontrolling interests | 64 | 57 | 53 |
| **Net income attributable to Aon shareholders** | $ 2,564 | $ 2,589 | $ 1,255 |
| **Diluted net income per share attributable to Aon shareholders** | $ 12.51 | $ 12.14 | $ 5.55 |
| **Weighted average ordinary shares outstanding - diluted** | 205.0 | 213.2 | 226.1 |

**Consolidated Results for 2023 Compared to 2022**

*Revenue*

Total revenue increased $897 million, or 7%, to $13.4 billion in 2023, compared to $12.5 billion in 2022. The increase was driven by 7% organic revenue growth and a 2% favorable impact from fiduciary investment income, partially offset by a 2% unfavorable impact from acquisitions, divestitures, and other.

*Commercial Risk Solutions* revenue increased $328 million, or 5%, to $7.0 billion in 2023, compared to $6.7 billion in 2022. Organic revenue growth was 5% in 2023, reflecting growth across all major geographies, driven by strong retention, management of the renewal book, and net new business generation. Growth in retail brokerage was highlighted by double-digit growth in Asia and the Pacific, driven by continued strength in core P&C. The U.S. grew modestly driven by strength in core areas of property, casualty, and construction, partially offset by the impact of external M&A and IPO activity. On average globally, exposures and pricing were positive, resulting in modestly positive market impact.

*Reinsurance Solutions* revenue increased $291 million, or 13%, to $2.5 billion in 2023, compared to $2.2 billion in 2022. Organic revenue growth was 10% in 2023 driven by strong retention and net new business generation, as well as strong growth in core Reinsurance. In addition, market impact was modestly positive overall.

*Health Solutions* revenue increased $209 million, or 9%, to $2.4 billion in 2023, compared to $2.2 billion in 2022. Organic revenue growth was 10% in 2023, reflecting strong growth globally in core health and benefits brokerage, driven by net new business generation and management of the renewal book. Strength in health and benefits included growth in advisory work related to wellbeing and resilience. Results also reflect double-digit growth in Consumer Benefits Solutions and strong growth in Talent.

*Wealth Solutions* revenue increased $64 million, or 5%, to $1.4 billion in 2023, compared to $1.4 billion in 2022. Organic revenue growth was 4% in 2023 reflecting growth in Retirement, driven by advisory demand and project-related work related to pension de-risking and ongoing impact of regulatory changes. In Investments, a decrease in AUM-based delegated investment management revenue due to debt and equity market movements was partially offset by higher advisory demand and project-related work.

**Compensation and Benefits**

Compensation and benefits increased $425 million, or 7%, in 2023 compared to 2022. The increase was primarily driven by an increase in expense associated with 7% organic revenue growth.

**Information Technology**

Information technology, which represents costs associated with supporting and maintaining our infrastructure, increased $25 million, or 5%, in 2023 compared to 2022. The increase was primarily driven by ongoing investments in Aon Business Services-enabled technology platforms and technology to drive long-term growth and continued investment in core infrastructure and security.

**Premises**

Premises, which represents the cost of occupying offices in various locations throughout the world, increased $5 million, or 2%, in 2023 compared to 2022.

**Depreciation of Fixed Assets**

Depreciation of fixed assets primarily relates to software, leasehold improvements, furniture, fixtures and equipment, computer equipment, buildings, and automobiles. Depreciation of fixed assets increased $16 million, or 11%, in 2023 compared to 2022, due primarily to ongoing investments in Aon Business Services-enabled technology platforms to drive long-term growth.

**Amortization and Impairment of Intangible Assets**

Amortization and impairment of intangibles primarily relates to finite-lived customer-related and contract-based, technology, and tradename assets. Amortization and impairment of intangibles decreased $24 million, or 21%, in 2023 compared to 2022 due primarily to a decrease associated with assets held for sale in 2023 as part of ongoing portfolio management and assets fully amortized in the prior year period.

*Other General Expense*

Other general expenses increased $199 million, or 16%, in 2023 compared to 2022. The increase was due primarily to a $197 million charge in connection with certain accrued actual or anticipated legal settlement expenses.

*Accelerating Aon United Program Expenses*

Accelerating Aon United Program expenses were $135 million in 2023, reflecting restructuring charges associated with the Program announced in the third quarter of 2023, relating to workforce optimization, asset impairments, and technology and other costs.

*Interest Income*

Interest income represents income earned, net of expense, on operating cash balances and other income-producing investments. It does not include interest earned on funds held on behalf of clients. Interest income was $31 million in 2023, an increase of $13 million, or 72%, from 2022, reflecting higher interest rates.

*Interest Expense*

Interest expense, which represents the cost of our debt obligations, was $484 million in 2023, an increase of $78 million, or 19%, from 2022. The increase was driven primarily by an overall increase in total debt and higher interest rates.

*Other Income (Expense)*

Other expense was $163 million in 2023, which primarily reflects an expense from the unfavorable impact of exchange rates on the remeasurement of assets and liabilities in non-functional currencies and a non-cash net periodic pension cost. Other expense was $125 million in 2022, primarily reflecting a non-cash pension settlement charge of $170 million, partially offset by gains from sale of businesses.

*Income before Income Taxes*

Income before income taxes was flat at $3.2 billion in 2023, compared to the prior year period.

*Income Taxes*

The effective tax rate on net income was 17.1% in 2023 and 16.2% in 2022. The 2023 tax rate was primarily driven by the geographical distribution of income and certain discrete items, including the tax benefits associated with the release of a valuation allowance and share-based payments.

The 2022 tax rate was primarily driven by the geographical distribution of income and certain discrete items, primarily the favorable impacts of share-based payments.

Ireland, the U.K., and many E.U. member states, among others, have enacted legislation to implement the global minimum tax that are consistent with the OECD's proposed Pillar Two tax regime. There remains significant uncertainty, however, as to how Ireland's Pillar Two tax regime and the OECD's past and potentially future Pillar Two guidance will ultimately apply to the Company. The Company is currently evaluating the potential impact that this may have on its global effective tax rate, results of operations, cash flows, and financial condition beginning in 2024.

*Net Income Attributable to Aon Shareholders*

Net income attributable to Aon shareholders decreased $25 million to $2.6 billion, or $12.51 per diluted share, in 2023, compared to $2.6 billion, or $12.14 per diluted share, in 2022.

**Consolidated Results for 2022 Compared to 2021**

We have elected not to include a discussion of our consolidated results for 2022 compared to 2021 in this report in reliance upon Instruction 1 to Item 303(b) of Regulation S-K. This discussion can be found in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 17, 2023.

**Non-GAAP Metrics**

In our discussion of consolidated results, we sometimes refer to certain non-GAAP supplemental information derived from consolidated financial information specifically related to organic revenue growth, adjusted operating margin, adjusted diluted earnings per share, adjusted net income attributable to Aon shareholders, adjusted net income per share, other income (expense), as adjusted, adjusted effective tax rate, free cash flow, and the impact of foreign exchange rate fluctuations on operating results. Management believes that these measures provide helpful supplemental information that enables investors to make meaningful period-to-period comparisons. Management also uses these measures to assess operating performance and performance for compensation. This non-GAAP supplemental information should be viewed in addition to, not instead of, our Consolidated Financial Statements.

*Organic Revenue Growth*

We use supplemental information related to organic revenue growth to help us and our investors evaluate business growth from ongoing operations. Organic revenue growth is a non-GAAP measure that includes the impact of certain intercompany activity and excludes the impact of changes in foreign exchange rates, fiduciary investment income, acquisitions, divestitures (including held for sale disposal groups), transfers between revenue lines, and gains or losses on derivatives accounted for as hedges. This supplemental information related to organic revenue growth represents a measure not in accordance with U.S. GAAP and should be viewed in addition to, not instead of, our Consolidated Financial Statements. Industry peers provide similar supplemental information about their revenue performance, although they may not make identical adjustments. A reconciliation of this non-GAAP measure to the reported Total revenue is as follows (in millions, except percentages):

| | Years Ended | | | | | | |
| | December 31, 2023 | December 31, 2022 | % Change | Less: Currency Impact [1] | Less: Fiduciary Investment Income [2] | Less: Acquisitions, Divestitures & Other | Organic Revenue Growth [3] |
|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | |
| Commercial Risk Solutions | $ 7,043 | $ 6,715 | 5 % | — % | 2 % | (2)% | 5 % |
| Reinsurance Solutions | 2,481 | 2,190 | 13 | (1) | 4 | — | 10 |
| Health Solutions | 2,433 | 2,224 | 9 | — | — | (1) | 10 |
| Wealth Solutions | 1,431 | 1,367 | 5 | — | — | 1 | 4 |
| Elimination | (12) | (17) | N/A | N/A | N/A | N/A | N/A |
| **Total revenue** | $ 13,376 | $ 12,479 | 7 % | — % | 2 % | (2)% | 7 % |

| | Years Ended | | | | | | |
| | December 31, 2022 | December 31, 2021 | % Change | Less: Currency Impact [1] | Less: Fiduciary Investment Income [2] | Less: Acquisitions, Divestitures & Other | Organic Revenue Growth [3] |
|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | |
| Commercial Risk Solutions | $ 6,715 | $ 6,635 | 1 % | (4)% | 1 % | (2)% | 6 % |
| Reinsurance Solutions | 2,190 | 1,997 | 10 | (3) | 1 | 4 | 8 |
| Health Solutions | 2,224 | 2,154 | 3 | (3) | — | (2) | 8 |
| Wealth Solutions | 1,367 | 1,426 | (4) | (5) | — | (2) | 3 |
| Elimination | (17) | (19) | N/A | N/A | N/A | N/A | N/A |
| **Total revenue** | $ 12,479 | $ 12,193 | 2 % | (4)% | 1 % | (1)% | 6 % |

(1) Currency impact represents the effect on prior year period results if they were translated at current period foreign exchange rates.

(2) Fiduciary investment income for the years ended December 31, 2023, 2022, and 2021 was $274 million, $76 million, and $8 million, respectively.

(3) Organic revenue growth includes the impact of certain intercompany activity and excludes the impact of changes in foreign exchange rates, fiduciary investment income, acquisitions, divestitures (including held for sale disposal groups, which had a 1% favorable impact on total organic revenue growth for the year-ended December 31, 2023), transfers between revenue lines, and gains or losses on derivatives accounted for as hedges.

### *Adjusted Operating Margin*

We use adjusted operating margin as a non-GAAP measure of core operating performance of the Company. Adjusted operating margin excludes the impact of certain items, as listed below, because management does not believe these expenses reflect our core operating performance. This supplemental information related to adjusted operating margin represents a measure not in accordance with U.S. GAAP, and should be viewed in addition to, not instead of, our Consolidated Financial Statements.

A reconciliation of this non-GAAP measure to reported operating margins is as follows (in millions, except percentages):

| | Years Ended December 31 | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Revenue** | $ 13,376 | $ 12,479 |
| | | |
| **Operating income** | $ 3,785 | $ 3,669 |
| Amortization and impairment of intangible assets | 89 | 113 |
| Accelerating Aon United Program expenses [1] | 135 | — |
| Legal settlements [2] | 197 | 58 |
| Transaction costs [3] | 17 | — |
| **Operating income - as adjusted** | $ 4,223 | $ 3,840 |
| | | |
| **Operating margin** | 28.3 % | 29.4 % |
| **Operating margin - as adjusted** | 31.6 % | 30.8 % |

(1)  Total charges related to the Program are expected to include technology-related costs to facilitate streamlining and simplifying operations, headcount reduction costs, and costs associated with asset impairments, including real estate consolidation costs.

(2)  In the fourth quarter of 2023, Aon recognized actual and anticipated legal settlement expenses in connection with transactions for which capital was arranged by a third party, Vesttoo Ltd. primarily in the form of letters of credit from third party banks that are alleged to have been fraudulent. Certain actual or anticipated legal settlements expenses totaling $197 million have been recognized in the current period, where certain potentially meaningful amounts may be recoverable in future periods. Additionally, a $58 million charge was recognized in the second quarter of 2022 with certain other legal settlements reached in matters unrelated to Vesttoo.

(3)  In the fourth quarter of 2023, we entered into a definitive agreement to acquire NFP. As part of the definitive agreement, certain transaction costs were incurred including advisory, legal, accounting, and other professional or consulting fees required to complete the acquisition.

## Adjusted Diluted Earnings per Share

We use adjusted diluted earnings per share as a non-GAAP measure of our core operating performance. Adjusted diluted earnings per share excludes the impact of certain items, as listed below, because management does not believe these expenses are the best indicators of our core operating performance. This supplemental information related to adjusted diluted earnings per share represents a measure not in accordance with U.S. GAAP and should be viewed in addition to, not instead of, our Consolidated Financial Statements.

A reconciliation of this non-GAAP measure to reported diluted earnings per share is as follows (in millions, except per share data and percentages):

| | Year Ended December 31, 2023 | | |
| --- | --- | --- | --- |
| | U.S. GAAP | Adjustments | Non-GAAP Adjusted |
| **Operating income** | $ 3,785 | $ 438 | $ 4,223 |
| Interest income | 31 | — | 31 |
| Interest expense | (484) | — | (484) |
| Other income (expense) [1] | (163) | 27 | (136) |
| **Income before income taxes** | 3,169 | 465 | 3,634 |
| Income tax expense [2] | 541 | 130 | 671 |
| **Net income** | 2,628 | 335 | 2,963 |
| Less: Net income attributable to noncontrolling interests | 64 | — | 64 |
| **Net income attributable to Aon shareholders** | $ 2,564 | $ 335 | $ 2,899 |
| | | | |
| Diluted net income per share attributable to Aon shareholders | $ 12.51 | $ 1.63 | $ 14.14 |
| Weighted average ordinary shares outstanding — diluted | 205.0 | — | 205.0 |
| **Effective tax rates [2]** | 17.1 % | | 18.5 % |

| | Year Ended December 31, 2022 | | |
| --- | --- | --- | --- |
| | U.S. GAAP | Adjustments | Non-GAAP Adjusted |
| **Operating income** | $ 3,669 | $ 171 | $ 3,840 |
| Interest income | 18 | — | 18 |
| Interest expense | (406) | — | (406) |
| Other income (expense) [3] | (125) | 170 | 45 |
| **Income before income taxes** | 3,156 | 341 | 3,497 |
| Income tax expense [2] | 510 | 75 | 585 |
| **Net income** | 2,646 | 266 | 2,912 |
| Less: Net income attributable to noncontrolling interests | 57 | — | 57 |
| **Net income attributable to Aon shareholders** | $ 2,589 | $ 266 | $ 2,855 |
| | | | |
| Diluted net income per share attributable to Aon shareholders | $ 12.14 | $ 1.25 | $ 13.39 |
| Weighted average ordinary shares outstanding — diluted | 213.2 | — | 213.2 |
| **Effective tax rates [2]** | 16.2 % | | 16.7 % |

(1) To further our pension de-risking strategy, we settled certain pension obligations in the Netherlands through the purchase of annuities, where certain pension assets were liquidated to purchase the annuities. A non-cash settlement charge totaling $27 million was recognized in the second quarter of 2023, which is excluded from Other income (expense) - as adjusted.

(2) Adjusted items are generally taxed at the estimated annual effective tax rate, except for the applicable tax impact associated with the anticipated sale of certain assets and liabilities classified as held for sale, certain pension and legal settlements, AAU Program expenses, and certain transaction costs and other charges related to the definitive agreement to acquire NFP, which are adjusted at the related jurisdictional rate.

(3) To further its pension de-risking strategy the Company purchased an annuity for portions of its U.S. pension plans that will settle certain obligations. A non-cash settlement charge totaling $170 million was recognized in the fourth quarter of 2022, which is excluded from Other income (expense) - as adjusted.

*Free Cash Flows*

We use free cash flow, defined as cash flow provided by operations minus capital expenditures, as a non-GAAP measure of our core operating performance and cash generating capabilities of our business operations. This supplemental information related to free cash flow represents a measure not in accordance with U.S. GAAP and should be viewed in addition to, not instead of, the Consolidated Financial Statements. Management believes the supplemental information related to free cash flow is helpful to investors when evaluating our operating performance and liquidity results. The use of this non-GAAP measure does not imply or represent the residual cash flow for discretionary expenditures. A reconciliation of this non-GAAP measure to cash flow provided by operations is as follows (in millions):

| | Years Ended December 31 | | |
| --- | --- | --- | --- |
| | 2023 | | 2022 |
| Cash provided by operating activities | $ | 3,435 | $ | 3,219 |
| Capital expenditures | | (252) | | (196) |
| **Free cash flows** | $ | 3,183 | $ | 3,023 |

*Impact of Foreign Currency Exchange Rate Fluctuations*

Because we conduct business in more than 120 countries and sovereignties, foreign currency exchange rate fluctuations have a significant impact on our business. Foreign currency exchange rate movements may be significant and may distort true period-to-period comparisons of changes in revenue or pretax income. Therefore, to give financial statement users meaningful information about our operations, we have provided an illustration of the impact of foreign currency exchange rate fluctuations on our financial results. The methodology used to calculate this impact isolates the impact of the change in currencies between periods by translating the prior year's revenue, expenses, and net income using the current year's foreign currency exchange rates.

Currency fluctuations had an unfavorable impact of $0.17 on earnings per diluted share during the year ended December 31, 2023 if prior year period results were translated at current period foreign exchange rates. Currency fluctuations had an unfavorable impact of $0.33 on earnings per diluted share during the year ended December 31, 2022, if 2021 results were translated at 2022 rates.

Currency fluctuations had an unfavorable impact of $0.17 on adjusted earnings per diluted share during the year ended December 31, 2023 if prior year period results were translated at current period foreign exchange rates. Currency fluctuations had an unfavorable impact of $0.44 on adjusted earnings per diluted share during the year ended December 31, 2022, if 2021 results were translated at 2022 rates. These translations are performed for comparative and illustrative purposes only and do not impact the accounting policies or practices for amounts included in our Financial Statements.

# LIQUIDITY AND FINANCIAL CONDITION

## Liquidity

### *Executive Summary*

We believe that our balance sheet and strong cash flow provide us with adequate liquidity. Our primary sources of liquidity in the near-term include cash flows provided by operations and available cash reserves; primary sources of liquidity in the long-term include cash flows provided by operations, debt capacity available under our credit facilities, and capital markets. Our primary uses of liquidity are operating expenses and investments, capital expenditures, acquisitions, share repurchases, pension obligations, shareholder dividends, and Accelerating Aon United Program cash charges. We believe that cash flows from operations, available credit facilities, available cash reserves, and the capital markets will be sufficient to meet our liquidity needs, including cash requirements to close our acquisition of NFP, principal and interest payments on debt obligations, capital expenditures, pension contributions, and anticipated working capital requirements in the next twelve months and over the long-term.

Cash on our balance sheet includes funds available for general corporate purposes, as well as amounts restricted as to their use. Funds held on behalf of clients in a fiduciary capacity are segregated and shown together with uncollected insurance premiums and claims in Fiduciary assets in the Consolidated Statements of Financial Position, with a corresponding amount in Fiduciary liabilities.

In our capacity as an insurance broker or agent, we collect premiums from insureds and, after deducting our commission, remit the premiums to the respective insurance underwriters. We also collect claims or refunds from underwriters on behalf of insureds, which are then returned to the insureds. Unremitted insurance premiums and claims are held by us in a fiduciary capacity. The levels of funds held on behalf of clients and liabilities can fluctuate significantly depending on when we collect the premiums, claims, and refunds, make payments to underwriters and insureds, and collect funds from clients and make payments on their behalf, and upon the impact of foreign currency movements. Funds held on behalf of clients, because of their nature, are generally invested in highly liquid securities with highly rated, credit-worthy financial institutions. Fiduciary assets include funds held on behalf of clients comprised of cash and cash equivalents of $6.9 billion and $6.4 billion at December 31, 2023 and 2022, respectively, and fiduciary receivables of $9.4 billion and $9.5 billion at December 31, 2023 and 2022, respectively. While we earn investment income on the funds held in cash and money market funds, the funds cannot be used for general corporate purposes.

We maintain multi-currency cash pools with third-party banks in which various Aon entities participate. Individual Aon entities are permitted to overdraw on their individual accounts provided the overall global balance does not fall below zero. At December 31, 2023, non-U.S. cash balances of one or more entities may have been negative; however, the overall balance was positive.

The following table summarizes our Cash and cash equivalents, Short-term investments, and Fiduciary assets as of December 31, 2023 (in millions):

| Asset Type | Statement of Financial Position Classification | | | |
| | Cash and cash equivalents | Short-term investments | Fiduciary assets | Total |
|---|---|---|---|---|
| Certificates of deposit, bank deposits, or time deposits | $ 778 | $ — | $ 4,066 | $ 4,844 |
| Money market funds | — | 369 | 2,835 | 3,204 |
| Cash, Short-term investments, and funds held on behalf of clients | 778 | 369 | 6,901 | 8,048 |
| Fiduciary receivables | — | — | 9,406 | 9,406 |
| Total | $ 778 | $ 369 | $ 16,307 | $ 17,454 |

Cash and cash equivalents and funds held on behalf of clients, including $43 million of cash and cash equivalents and funds held on behalf of clients classified as held for sale, increased $646 million in 2023 compared to 2022. A summary of our cash flows provided by and used for operating, investing, and financing activities is as follows (in millions):

| | Years Ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | **2023** | | **2022** | |
| Cash provided by operating activities | $ | 3,435 | $ | 3,219 |
| Cash provided by (used for) investing activities | $ | (188) | $ | (449) |
| Cash used for financing activities | $ | (2,865) | $ | (1,790) |
| Effect of exchange rates on cash and cash equivalents and funds held on behalf of clients | $ | 264 | $ | (549) |
| Net increase in cash and cash equivalents and funds held on behalf of clients | $ | 646 | $ | 431 |

### *Operating Activities*

Net cash provided by operating activities during the year ended December 31, 2023 were $3.4 billion, an increase of $216 million compared to $3.2 billion of Cash flows provided by operating activities in the prior year. This amount represents Net income reported, generally adjusted for gains from sales of businesses, losses from sales of businesses, share-based compensation expense, depreciation expense, amortization and impairments, and other non-cash income and expenses, including pension settlement charges. Adjustments also include changes in working capital, that relate primarily to the timing of payments of accounts payable and accrued liabilities, collection of receivables, and payments for Accelerating Aon United Program expenses.

### *Pension Contributions*

Pension contributions were $50 million for the year ended December 31, 2023, as compared to $59 million for the year ended December 31, 2022. In 2024, we expect to contribute approximately $68 million in cash to our pension plans, including contributions to non-U.S. pension plans, which are subject to changes in foreign exchange rates.

### *Accelerating Aon United Program Expenses*

In the third quarter of 2023, we initiated the Accelerating Aon United Program (the "Program") with the purpose of streamlining our technology infrastructure, optimizing our leadership structure and resource alignment, and reducing the real estate footprint to align to our hybrid working strategy. The Program will include technology-related costs to facilitate streamlining and simplifying operations, headcount reduction costs, and costs associated with asset impairments, including real estate consolidation costs.

Program charges are recognized within Accelerating Aon United Program expenses on the accompanying Consolidated Statements of Income and consists of the following cost activities:

- *Technology and other* – includes costs associated with actions taken to rationalize applications, such as contract termination fees and other non-capitalizable costs associated with Program initiatives, which include professional service fees.

- *Workforce optimization* – includes costs associated with headcount reduction and other separation-related costs.

- *Asset impairments* – includes costs associated with impairment of assets, as they are identified, including ROU lease assets, leasehold improvements, and other capitalized assets no longer providing economic benefit.

The changes in the Company's liabilities for the Program as of December 31, 2023 are as follows (in millions):

| | Technology and other | Workforce optimization | Asset impairments | Total |
|---|---|---|---|---|
| Liability Balance as of January 1, 2023 | $ — | $ — | $ — | $ — |
| Charges | 14 | 103 | 18 | 135 |
| Cash payments | — | (13) | — | (13) |
| Foreign currency translation and other | — | 1 | — | 1 |
| Non-cash charges | — | (5) | (18) | (23) |
| Liability balance as of December 31, 2023 | $ 14 | $ 86 | $ — | $ 100 |
| Total costs incurred from inception to date | $ 14 | $ 103 | $ 18 | $ 135 |

The Program is currently expected to result in cumulative costs of approximately $1,000 million, consisting of approximately $900 million of cash charges and approximately $100 million of non-cash charges. The Program is estimated to generate annualized expense savings of approximately $350 million by the end of 2026, largely benefiting Compensation and benefits, Information technology, and Premises on the Consolidated Statements of Income. For the year ended December 31, 2023, total Program costs incurred were $135 million. The Company expects to continue to review the implementation of elements of the Program throughout the course of the Program and, therefore, there may be changes to expected timing, estimates of expected costs and related savings. We estimate that expense savings resulting from Program actions taken in 2023 will begin to be realized in 2024, predominately in Compensation and benefits on the Consolidated Statements of Income.

### Investing Activities

Cash flows used for investing activities during the year ended December 31, 2023 were $188 million, a decrease of $261 million compared to $449 million of Cash flows used for investing activities in the prior year. Generally, the primary drivers of cash flows used for investing activities are acquisition of businesses, purchases of short-term investments, capital expenditures, and payments for investments. Generally, the primary drivers of cash flows provided by investing activities are sales of businesses, sales of short-term investments, and proceeds from investments. The gains and losses corresponding to cash flows provided by proceeds from investments and used for payments for investments are primarily recognized in Other income (expense) in the Consolidated Statements of Income.

### Short-term Investments

Short-term investments decreased $83 million to $369 million at December 31, 2023 as compared to December 31, 2022. As disclosed in Note 15 "Fair Value Measurements and Financial Instruments" of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this report, the majority of our investments carried at fair value are money market funds. These money market funds are held throughout the world with various financial institutions. We are not aware of any market liquidity issues that would materially impact the fair value of these investments.

### Acquisitions and Dispositions of Businesses

During 2023, the Company completed the acquisition of three businesses. Cash consideration, net of cash and funds held on behalf of clients acquired, was $35 million, which includes $2 million related to acquisitions completed in 2022. During 2023, the Company completed the disposition of two businesses for a $5 million cash inflow, net of cash and funds held on behalf of clients.

During 2022, the Company completed the acquisition of five businesses for consideration of $162 million, net of cash and funds held on behalf of clients, and the disposition of three businesses for an $81 million cash inflow, net of cash and funds held on behalf of clients.

### Capital Expenditures

The Company's additions to fixed assets including capitalized software, which amounted to $252 million in 2023 and $196 million in 2022, primarily related to the refurbishing and modernizing of office facilities, software development costs, and computer equipment purchases. In the current period, we continue to support certain technology projects to drive long-term growth and real estate projects to align with our Smart Working strategy.

*Financing Activities*

Cash flows used for financing activities during the year ended December 31, 2023 were $2.9 billion, an increase of $1.1 billion compared to $1.8 billion of Cash flows used for financing activities in the prior year. Generally, the primary drivers of cash flow used for financing activities are repayments of debt, share repurchases, cash paid for employee taxes on withholding shares, dividends paid to shareholders, transactions with noncontrolling interests, and other financing activities, such as collection of or payments for deferred consideration in connection with prior year business acquisitions and divestitures. Generally, the primary drivers of cash flow provided by financing activities are issuances of debt, changes in net fiduciary liabilities, and proceeds from issuance of shares.

*Share Repurchase Program*

We have a share repurchase program authorized by our Board of Directors. The Repurchase Program was established in April 2012 with $5.0 billion in authorized repurchases, and was increased by $5.0 billion in authorized repurchases in each of November 2014, June 2017, and November 2020, and by $7.5 billion in February 2022 for a total of $27.5 billion in repurchase authorizations.

The following table summarizes the Company's Share Repurchase activity (in millions, except per share data):

|  | Years Ended December 31 | |
| --- | --- | --- |
|  | **2023** | **2022** |
| Shares repurchased | 8.4 | 11.1 |
| Average price per share | $ 321.52 | $ 289.76 |
| Repurchase costs recorded to Accumulated deficit | $ 2,700 | $ 3,203 |

At December 31, 2023, the remaining authorized amount for share repurchase under the Repurchase Program was approximately $3.3 billion. Under the Repurchase Program, we have repurchased a total of 169.1 million shares for an aggregate cost of approximately $24.2 billion.

*Borrowings*

Total debt at December 31, 2023 was $11.2 billion, an increase of $0.4 billion compared to December 31, 2022.

In November 2023, Aon Global Limited's $350 million 4.00% Senior Notes matured and were repaid in full.

In June 2023, Aon Global Limited's $600 million 3.50% Senior Notes due June 2024 were classified as Short-term debt and current portion of long-term debt in the Consolidated Statement of Financial Position as the date of maturity is in less than one year.

On February 28, 2023, Aon Corporation, a Delaware corporation, and Aon Global Holdings plc, a public limited company formed under the laws of England and Wales, both wholly owned subsidiaries of the Company, co-issued $750 million 5.35% Senior Notes due in February 2033. The Company intends to use the net proceeds from the offering for general corporate purposes.

In November 2022, Aon Corporation's $500 million 2.20% Senior Notes matured and were repaid in full.

On September 12, 2022, Aon Corporation, a Delaware corporation, and Aon Global Holdings plc, a public limited company formed under the laws of England and Wales, both wholly owned subsidiaries of the Company, co-issued $500 million of 5.00% Senior Notes due September 2032. The Company intends to use the net proceeds from the offering for general corporate purposes.

On February 28, 2022, Aon Corporation and Aon Global Holdings plc co-issued $600 million of 2.85% Senior Notes due May 2027 and $900 million of 3.90% Senior Notes due February 2052. The Company intends to use the net proceeds from the offering for general corporate purposes.

Aon Corporation has established a U.S. commercial paper program (the "U.S. Program") and Aon Global Holdings plc has established a European multi-currency commercial paper program (the "European Program" and, together with the U.S. Program, the "Commercial Paper Programs"). On December 7, 2023, the Company entered into an agreement increasing the aggregate capacity under the U.S. Program by $250 million. Accordingly, commercial paper may be issued in aggregate principal amounts of up to approximately $1.3 billion under the U.S. Program and €625 million ($690 million at December 31, 2023 exchange rates) under the European Program, not to exceed the amount of our committed credit facilities, which was $2.0 billion at December 31, 2023. The aggregate capacity of the Commercial Paper Programs remain fully backed by our committed credit facilities. Commercial paper activity during the years ended December 31, 2023 and 2022 is as follows (in millions):

| | Years Ended December 31 | |
| --- | --- | --- |
| | 2023 | 2022 |
| Total issuances [1] | $ 4,835 | $ 12,301 |
| Total repayments | (4,862) | (12,366) |
| Net issuances (repayments) | $ (27) | $ (65) |

(1) The proceeds of the commercial paper issuances were used primarily for short-term working capital needs.

### Other Liquidity Matters

#### Distributable Profits

We are required under Irish law to have available "distributable profits" to make share repurchases or pay dividends to shareholders. Distributable profits are created through the earnings of the Irish parent company and, among other methods, through intercompany dividends or a reduction in share capital approved by the High Court of Ireland. Distributable profits are not linked to a U.S. GAAP reported amount (e.g. Accumulated deficit). As of December 31, 2023 and December 31, 2022, we had distributable profits in excess of $27.5 billion and $29.0 billion, respectively. We believe that we will have sufficient distributable profits for the foreseeable future.

#### Revolving Credit Facilities

We expect cash generated by operations for 2023 to be sufficient to service our debt and contractual obligations, finance capital expenditures, and continue to pay dividends to our shareholders. Although cash from operations is expected to be sufficient to service these activities, we have the ability to access the commercial paper markets or borrow under our credit facilities to accommodate any timing differences in cash flows. Additionally, under current market conditions, we believe that we could access capital markets to obtain debt financing for longer-term funding, if needed.

As of December 31, 2023, we had two primary committed credit facilities outstanding: our $1.0 billion multi-currency U.S. credit facility expiring in September 2027 and our $1.0 billion multi-currency U.S. credit facility expiring in October 2028. In aggregate, these two facilities provide $2.0 billion in available credit.

Each of these primary committed credit facilities includes customary representations, warranties, and covenants, including financial covenants that require us to maintain specified ratios of adjusted consolidated EBITDA to consolidated interest expense and consolidated debt to consolidated adjusted EBITDA, in each case, tested quarterly. At December 31, 2023, we did not have borrowings under either facility, and we were in compliance with the financial covenants and all other covenants contained therein during the rolling year ended December 31, 2023.

#### Subsequent Events

On February 16, 2024, we entered into a credit agreement in which lenders committed to provide a $2.0 billion unsecured term loan facility to Aon North America, Inc. Proceeds will be used to fund, in part, the acquisition of NFP, including the repayment of certain debt of NFP and portions of the related fees and expenses. The borrowings must be made in a single drawing on the closing date of the acquisition.

#### Shelf Registration Statement

On June 22, 2023, we filed a shelf registration statement with the SEC, registering the offer and sale from time to time of an indeterminate amount of, among other securities, debt securities, preference shares, class A ordinary shares and convertible securities. Our ability to access the market as a source of liquidity is dependent on investor demand, market conditions, and other factors.

## Rating Agency Ratings

The major rating agencies' ratings of our debt at February 16, 2024 appear in the table below.

| | Ratings | | |
| --- | --- | --- | --- |
| | Senior Long-term Debt | Commercial Paper | Outlook |
| Standard & Poor's | A- | A-2 | Negative |
| Moody's Investor Services | Baa2 | P-2 | Stable |
| Fitch, Inc. | BBB+ | F-2 | Negative |

In the fourth quarter of 2023, S&P's Global Ratings downgraded our 'A-' outlook to Negative, as compared to a Stable outlook, Moody's Investor Services downgraded our 'Baa2' outlook to Stable, as compared to a Positive outlook, and Fitch,Inc. downgraded our 'BBB+' outlook to Negative, as compared to a Stable outlook at October 27, 2023 as reported in our Quarterly Report on Form 10-Q for the three months ended September 30, 2023.

### Letters of Credit and Other Guarantees

We have entered into a number of arrangements whereby our performance on certain obligations is guaranteed by a third party through the issuance of an LOC. We had total LOCs outstanding of approximately $86 million at December 31, 2023, compared to $74 million at December 31, 2022. These LOCs cover the beneficiaries related to certain of our U.S. and Canadian non-qualified pension plan schemes and secure deductible retentions for our own workers' compensation program. We also have obtained LOCs to cover contingent payments for taxes and other business obligations to third parties, and other guarantees for miscellaneous purposes at our international subsidiaries.

We have certain contractual contingent guarantees for premium payments owed by clients to certain insurance companies. The maximum exposure with respect to such contractual contingent guarantees was approximately $194 million at December 31, 2023, compared to $173 million at December 31, 2022.

### Contractual Obligations

Our contractual obligations and commitments as of December 31, 2023 are comprised of principal payments on debt, interest payments on debt, operating leases, pension and other postretirement benefit plans, and purchase obligations.

Operating leases are primarily comprised of leased office space throughout the world. As leases expire, we do not anticipate difficulty in negotiating renewals or finding other satisfactory space if the premise becomes unavailable. In certain circumstances, we may have unused space and may seek to sublet such space to third parties, depending upon the demands for office space in the locations involved. Refer to Note 9 "Lease Commitments" of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this report for further information.

Pension and other postretirement benefit plan obligations include estimates of our minimum funding requirements pursuant to the ERISA and other regulations, as well as minimum funding requirements agreed with the trustees of our U.K. pension plans. Additional amounts may be agreed to with, or required by, the U.K. pension plan trustees. Nonqualified pension and other postretirement benefit obligations are based on estimated future benefit payments. We may make additional discretionary contributions. Refer to Note 12 "Employee Benefits" of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this report for further information.

Purchase obligations are defined as agreements to purchase goods and services that are enforceable and legally binding on us, and that specifies all significant terms, including the goods to be purchased or services to be rendered, the price at which the goods or services are to be rendered, and the timing of the transactions. Most of our purchase obligations are related to purchases of information technology services or other service contracts.

We had no other cash requirements from known contractual obligations and commitments that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations, or liquidity.

*Guarantee of Registered Securities*

Newly issued and outstanding debt securities by Aon Corporation are guaranteed by Aon Global Limited, Aon plc, Aon North America, Inc., and Aon Global Holdings plc, and include the following (collectively, the "Aon Corporation Notes"):

| Aon Corporation Notes |
| --- |
| 8.205% Junior Subordinated Notes due January 2027 |
| 4.50% Senior Notes due December 2028 |
| 3.75% Senior Notes due May 2029 |
| 2.80% Senior Notes due May 2030 |
| 6.25% Senior Notes due September 2040 |

All guarantees of Aon plc, Aon Global Limited, Aon North America, Inc., and Aon Global Holdings plc of the Aon Corporation Notes are joint and several as well as full and unconditional. Senior Notes rank pari passu in right of payment with all other present and future unsecured debt which is not expressed to be subordinate or junior in rank to any other unsecured debt of Aon Corporation. There are no subsidiaries other than those listed above that guarantee the Aon Corporation Notes.

Newly issued and outstanding debt securities by Aon Global Limited are guaranteed by Aon plc, Aon Global Holdings plc, Aon North America, Inc., and Aon Corporation, and include the following (collectively, the "Aon Global Limited Notes"):

| Aon Global Limited Notes |
| --- |
| 3.50% Senior Notes due June 2024 |
| 3.875% Senior Notes due December 2025 |
| 2.875% Senior Notes due May 2026 |
| 4.25% Senior Notes due December 2042 |
| 4.45% Senior Notes due May 2043 |
| 4.60% Senior Notes due June 2044 |
| 4.75% Senior Notes due May 2045 |

All guarantees of Aon plc, Aon Global Holdings plc, Aon North America, Inc., and Aon Corporation of the Aon Global Limited Notes are joint and several as well as full and unconditional. Senior Notes rank pari passu in right of payment with all other present and future unsecured debt which is not expressed to be subordinate or junior in rank to any other unsecured debt of Aon Global Limited. There are no subsidiaries other than those listed above that guarantee the Aon Global Limited Notes.

Newly co-issued and outstanding debt securities by Aon Corporation and Aon Global Holdings plc (together, the "Co-Issuers") are guaranteed by Aon plc, Aon North America, Inc., and Aon Global Limited and include the following (collectively, the "Co-Issued Notes"):

| Co-Issued Notes - Aon Corporation and Aon Global Holdings plc |
| --- |
| 2.85% Senior Notes due May 2027 |
| 2.05% Senior Notes due August 2031 |
| 2.60% Senior Notes due December 2031 |
| 5.00% Senior Notes due September 2032 |
| 5.35% Senior Notes due February 2033 |
| 2.90% Senior Notes due August 2051 |
| 3.90% Senior Notes due February 2052 |

All guarantees of Aon plc, Aon Global Limited, and Aon North America, Inc. of the Co-Issued Notes are joint and several as well as full and unconditional. Senior Notes rank pari passu in right of payment with all other present and future unsecured debt which is not expressed to be subordinate or junior in rank to any other unsecured debt of the Co-Issuers. There are no subsidiaries other than those listed above that guarantee the Co-Issued Notes.

Aon Corporation, Aon North America, Inc., Aon Global Limited, and Aon Global Holdings plc are indirect wholly owned subsidiaries of Aon plc. Aon plc, Aon Global Limited, Aon Global Holdings plc, Aon North America, Inc., and Aon

Corporation together comprise the revised "Obligor group". The following tables set forth summarized financial information for the revised Obligor group, which reflects the financial results of Aon North America, Inc. for the year ended December 31, 2023.

Adjustments are made to the tables to eliminate intercompany balances and transactions between the revised Obligor group. Intercompany balances and transactions between the revised Obligor group and non-guarantor subsidiaries are presented as separate line items within the summarized financial information. These balances are presented on a net presentation basis, rather than a gross basis, as this better reflects the nature of the intercompany positions and presents the funding or funded position that is to be received or owed. No balances or transactions of non-guarantor subsidiaries are presented in the summarized financial information, including investments of the revised Obligor group in non-guarantor subsidiaries.

Summarized Statement of Income information for the Obligor group is as follows (in millions):

| | Obligor Group Summarized Statement of Income Information | |
|---|---|---|
| | Year Ended December 31, 2023 | |
| Revenue | $ | — |
| Operating loss | $ | (127) |
| Expense from non-guarantor subsidiaries before income taxes | $ | (625) |
| Net loss | $ | (1,285) |
| Net loss attributable to Aon shareholders | $ | (1,285) |

Summarized Statement of Financial Position information for the Obligor group is as follows (in millions):

| | Obligor Group Summarized Statement of Financial Position Information | |
|---|---|---|
| | As of December 31, 2023 | |
| Receivables due from non-guarantor subsidiaries | $ | 1,431 |
| Other current assets | | 230 |
| **Total current assets** | $ | 1,661 |
| | | |
| Non-current receivables due from non-guarantor subsidiaries | $ | 10,873 |
| Other non-current assets | | 1,228 |
| **Total non-current assets** | $ | 12,101 |
| | | |
| Payables to non-guarantor subsidiaries | $ | 3,750 |
| Other current liabilities | | 4,987 |
| **Total current liabilities** | $ | 8,737 |
| | | |
| Non-current payables to non-guarantor subsidiaries | $ | 10,933 |
| Other non-current liabilities | | 11,447 |
| **Total non-current liabilities** | $ | 22,380 |

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. To prepare these financial statements, we make estimates, assumptions, and judgments that affect what we report as our assets and liabilities, what we disclose as contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the periods presented.

In accordance with our policies, we regularly evaluate our estimates, assumptions, and judgments, including, but not limited to, those concerning revenue recognition, pensions, goodwill and other intangible assets, contingencies, share-based payments, income taxes, and restructuring, and base our estimates, assumptions, and judgments on our historical experience and on factors we believe reasonable under the circumstances. The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. If our assumptions or conditions change, the actual results we report may differ from these estimates. We believe the following critical accounting policies affect the more significant estimates, assumptions, and judgments we use to prepare these Consolidated Financial Statements.

## Revenue Recognition

We recognize revenue when control of the promised services is transferred to the customer in the amount that best reflects the consideration to which we expect to be entitled in exchange for those services. For arrangements where control is transferred over time, an input or output method is applied that represents a faithful depiction of the progress towards completion of the performance obligation. For arrangements that include variable consideration, we assesses whether any amounts should be constrained. For arrangements that include multiple performance obligations, we allocate consideration based on their relative fair values.

Costs incurred in obtaining a contract are capitalized and amortized on a systematic basis that is consistent with the transfer of control of the services to which the asset relates, considering anticipated renewals when applicable. Certain contract-related costs, including pre-placement brokerage costs, are capitalized as a cost to fulfill and are amortized on a systematic basis consistent with the transfer of control of the services to which the asset relates, which is generally less than one year.

*Commercial Risk Solutions* includes retail brokerage, specialty solutions, global risk consulting and captives management, and Affinity programs. Revenue primarily includes insurance commissions and fees for services rendered. Revenue is predominantly recognized at a point in time upon the effective date of the underlying policy (or policies), or for a limited number of arrangements, over the term of the arrangement using output measures to depict the transfer of control of the services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For arrangements recognized over time, various output measures, including units delivered and time elapsed, are utilized to provide a faithful depiction of the progress towards completion of the performance obligation. Revenue is recorded net of allowances for estimated policy cancellations, which are determined based on an evaluation of historical and current cancellation data. Reimbursements received for out-of-pocket expenses are generally recorded as a component of revenue. Commissions and fees for brokerage services may be invoiced near the effective date of the underlying policy or over the term of the arrangement in installments during the policy period.

*Reinsurance Solutions* includes treaty reinsurance, facultative reinsurance, Strategy and Technology Group, and capital markets. Revenue primarily includes reinsurance commissions and fees for services rendered. Revenue is predominantly recognized at a point in time upon the effective date of the underlying policy (or policies), or for a limited number of arrangements, over the term of the arrangement using output measures to depict the transfer of control of the services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For arrangements recognized over time, various output measures, including units delivered and time elapsed, are utilized to provide a faithful depiction of the progress towards completion of the performance obligation. Commissions and fees for brokerage services may be invoiced at the inception of the reinsurance period for certain reinsurance brokerage, or more commonly for treaty reinsurance arrangements, over the term of the arrangement in installments based on deposit or minimum premiums.

*Health Solutions* includes consulting and brokerage, Talent, and Consumer Benefits Solutions. Revenue primarily includes insurance commissions and fees for services rendered. For brokerage commissions, revenue is predominantly recognized at the effective date of the underlying policy (or policies), or for a limited number of arrangements, over the term of the arrangement using input or output methods to depict the transfer of control of the services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For arrangements recognized over time, various input or output measures, including units delivered or time elapsed, are utilized to provide a faithful depiction of the progress towards completion of the performance obligation. For Talent, revenue is recognized over time or at a point in time upon completion of the services. For arrangements recognized over time, revenue is based on a measure of progress that depicts the transfer of control of the services to the customer utilizing an appropriate input or output measure to provide a faithful depiction of the progress towards completion of the performance obligation, including units delivered or time elapsed. Input and output measures utilized vary based on the arrangement but typically include reports provided or days elapsed. Revenue from Consumer Benefits Solutions arrangements are typically recognized upon successful enrollment of participants. Commissions and fees for brokerage services may be invoiced at the effective date of the underlying policy or over the term of the arrangement in installments during the policy period. Payment terms for other services vary but are typically over the contract term in installments.

*Wealth Solutions* includes retirement consulting, pension administration and investments. Revenue recognized for these arrangements is predominantly recognized over the term of the arrangement using input or output measures to depict the transfer of control of the services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For consulting arrangements recognized over time, revenue will be recognized based on a measure of progress that depicts the transfer of control of the services to the customer, utilizing an appropriate input or output measure to provide a reasonable assessment of the progress towards completion of the performance obligation including units delivered or time elapsed. Fees paid by customers for consulting services are typically charged on an hourly, project or fixed-fee basis, and revenue for these arrangements is typically recognized based on time incurred, days elapsed, or reports delivered. Revenue from time-and-materials or cost-plus arrangements are recognized as services are performed using input or output measures to provide a reasonable assessment of the progress towards completion of the performance obligation including hours worked, and revenue for these arrangements is typically recognized based on time and materials incurred. Revenue generated from our delegated investment business is generally earned as an agreed percentage based on AUM and, to a lesser extent, based on performance fees. Reimbursements received for out-of-pocket expenses are generally recorded as a component of revenue. Payment terms vary but are typically over the contract term in installments.

## Pensions

We sponsor defined benefit pension plans throughout the world. Our most significant plans are located in the U.S., the U.K., the Netherlands, and Canada, which are closed to new entrants. We have ceased crediting future benefits relating to salary and services for our U.S., U.K., Netherlands, and Canada plans to the extent statutorily permitted.

The service cost component of net periodic benefit cost is reported in Compensation and benefits and all other components are reported in Other income (expense). We used a full-yield curve approach in the estimation of the service and interest cost components of net periodic pension and postretirement benefit cost for our major pension and other postretirement benefit plans; this was obtained by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

### *Recognition of Gains and Losses and Prior Service*

Certain changes in the value of the obligation and in the value of plan assets, which may occur due to various factors such as changes in the discount rate and actuarial assumptions, actual demographic experience, and/or plan asset performance are not immediately recognized in net income. Such changes are recognized in Other comprehensive income and are amortized into net income as part of the net periodic benefit cost.

Unrecognized gains and losses that have been deferred in Other comprehensive income, as previously described, are amortized into expense as a component of periodic pension expense based on the average life expectancy of the U.S., U.K., Netherlands, and Canada plan members. We amortize any prior service expense or credits that arise as a result of plan changes over a period consistent with the amortization of gains and losses.

As of December 31, 2023, our pension plans have deferred losses that have not yet been recognized through income in the Consolidated Financial Statements. We amortize unrecognized actuarial losses outside of a corridor, which is defined as 10% of the greater of market-related value of plan assets or PBO. To the extent not offset by future gains, incremental amortization as calculated above will continue to affect future pension expense similarly until fully amortized.

The following table discloses our accumulated other comprehensive loss, the number of years over which we are amortizing the loss, and the estimated 2024 amortization of loss by country (in millions, except amortization period):

|  | U.K. | U.S. | Other |
|---|---|---|---|
| Accumulated other comprehensive loss | $ 1,909 | $ 1,319 | $ 431 |
| Amortization period | 6 to 24 years | 6 to 24 years | 11 to 33 years |
| Estimated 2024 amortization of loss | $ 84 | $ 36 | $ 13 |

The U.S. had no unrecognized prior service cost (credit) at December 31, 2023. The unrecognized prior service cost (credit) at December 31, 2023 was $39 million, and $(5) million for the U.K. and other plans, respectively.

For the U.S. pension plans, we use a market-related valuation of assets approach to determine the expected return on assets, which is a component of net periodic benefit cost recognized in the Consolidated Statements of Income. This approach recognizes 20% of any gains or losses in the current year's value of market-related assets, with the remaining 80% spread over the next four years. As this approach recognizes gains or losses over a five-year period, the future value of assets and therefore, our net periodic benefit cost will be impacted as previously deferred gains or losses are recorded. As of December 31, 2023, the market-related value of assets was $1.8 billion. We do not use the market-related valuation approach to determine the funded status of the U.S. plans recorded in the Consolidated Statements of Financial Position. Instead, we record and present the funded status in the Consolidated Statements of Financial Position based on the fair value of the plan assets. As of December 31, 2023, the fair value of plan assets was $1.5 billion. Our non-U.S. plans use fair value to determine expected return on assets.

### Rate of Return on Plan Assets and Asset Allocation

The following table summarizes the expected long-term rate of return on plan assets for future pension expense as of December 31, 2023:

|  | U.K. | U.S. | Other |
|---|---|---|---|
| Expected return on plan assets, net of administration expenses | 5.14% | 7.79% | 4.40 - 5.50% |

In determining the expected rate of return for the plan assets, we analyze investment community forecasts and current market conditions to develop expected returns for each of the asset classes used by the plans. In particular, we surveyed multiple third-party financial institutions and consultants to obtain long-term expected returns on each asset class, considered historical performance data by asset class over long periods, and weighted the expected returns for each asset class by target asset allocations of the plans.

The U.S. pension plan asset allocation is based on approved allocations following adopted investment guidelines. The investment policy for U.K. and other non-U.S. pension plans is generally determined by the plans' trustees. Because there are several pension plans maintained in the U.K. and other non-U.S. categories, our target allocation presents a range of the target allocation of each plan. Target allocations are subject to change.

### Impact of Changing Economic Assumptions

Changes in the discount rate and expected return on assets can have a material impact on pension obligations and pension expense.

Holding all other assumptions constant, the following table reflects what a 25 BPS increase and decrease in our discount rate would have on our PBO at December 31, 2023 (in millions):

|  | 25 BPS Change in Discount Rate | |
|---|---|---|
| Increase (decrease) in projected benefit obligation [1] | Increase | Decrease |
| U.K. plans | $ (94) | $ 97 |
| U.S. plans | $ (53) | $ 55 |
| Other plans | $ (40) | $ 42 |

[1] Increases to the PBO reflect increases to our pension obligations, while decreases in the PBO are recoveries toward fully-funded status. A change in the discount rate has an inverse relationship to the PBO.

Holding all other assumptions constant, the following table reflects what a 25 BPS increase and decrease in our discount rate would have on our estimated 2024 pension expense (in millions):

|  | 25 BPS Change in Discount Rate | |
|---|---|---|
| Increase (decrease) in expense | Increase | Decrease |
| U.K. plans | $ (2) | $ 2 |
| U.S. plans | $ — | $ (1) |
| Other plans | $ — | $ — |

Holding all other assumptions constant, the following table reflects what a 25 BPS increase and decrease in our long-term rate of return on plan assets would have on our estimated 2024 pension expense (in millions):

|  | 25 BPS Change in Long-Term Rate of Return on Plan Assets | |
|---|---|---|
| Increase (decrease) in expense | Increase | Decrease |
| U.K. plans | $ (9) | $ 9 |
| U.S. plans | $ (4) | $ 4 |
| Other plans | $ (3) | $ 3 |

*Estimated Future Contributions*

We estimate cash contributions of approximately $68 million to our pension plans in 2024 as compared with cash contributions of $50 million in 2023.

## Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair market value of the net assets acquired. We classify our intangible assets acquired as either customer-related and contract-based, technology, tradenames or other intangibles.

Goodwill is not amortized, but rather tested for impairment at least annually in the fourth quarter. We test more frequently if there are indicators of impairment or whenever business circumstances suggest that the carrying value of goodwill may not be recoverable. These indicators may include a sustained significant decline in our share price and market capitalization, a significant decline in our expected future cash flows, or a significant adverse change in legal factors or in the business climate, among others.

We perform impairment reviews at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a "component"). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components are a reporting unit, or if the segment comprises only a single component. We aggregate components of any operating segments that have similar economic characteristics into a single reporting unit.

When evaluating these assets for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If we do not perform a qualitative assessment, or if we determine that it is not more likely than not that the fair value of the reporting unit exceeds its carrying amount, then the goodwill impairment test becomes a quantitative analysis. If the fair value of a reporting unit is determined to be greater than the carrying value of the reporting unit, goodwill is deemed not to be impaired and no further testing is necessary. If the fair value of a reporting unit is less than the carrying value, a goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value limited to the total amount of the goodwill allocated to the reporting unit.

When determining the fair value of our reporting units, we use a DCF model based on our most current forecasts. We discount the related cash flow forecasts using the weighted average cost of capital method at the date of evaluation. Preparation of forecasts and selection of the discount rate for use in the DCF model involve significant judgments, and changes in these estimates could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. We also use market multiples which are obtained from quoted prices of comparable companies to corroborate our DCF model results. The combined estimated fair value of our reporting units from our DCF model often results in a premium over our market capitalization, commonly referred to as a control premium. We believe the implied control premium determined by our impairment analysis is reasonable based upon historic data of premiums paid on actual transactions within our industry.

We review intangible assets that are being amortized for impairment whenever events or changes in circumstance indicate that an asset group's carrying value may not be recoverable. If we are required to record impairment charges in the future, they could materially impact our results of operations.

## Contingencies

We define a contingency as an existing condition that involves a degree of uncertainty as to a possible gain or loss that will ultimately be resolved when one or more future events occur or fail to occur. Under U.S. GAAP, we are required to establish reserves for loss contingencies when the loss is probable and we can reasonably estimate its financial impact. We are required to assess the likelihood of material adverse judgments or outcomes, as well as potential ranges or probability of losses. We determine the amount of reserves required, if any, for contingencies after carefully analyzing each individual item. The required reserves may change due to new developments in each issue. We do not recognize gain contingencies until all contingencies are resolved.

## Share-Based Payments

Share-based compensation expense is measured based on the grant date fair value and recognized over the requisite service period for awards that we ultimately expect to vest. For purposes of measuring share-based compensation expense, we consider whether an adjustment to the observable market price is necessary to reflect material nonpublic information that is known to us at the time the award is granted. No adjustments were necessary for the years ended December 31, 2023, 2022, or 2021. We also estimate forfeitures at the time of grant based on our actual experience to date and revise our estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

*Restricted Share Units*

RSUs are service-based awards for which we recognize the associated compensation cost on a straight-line basis over the requisite service period. We estimate the fair value of the awards based on the market price of the underlying share on the date of grant, reduced by the present value of estimated dividends foregone during the vesting period where applicable.

*Performance Share Awards*

PSAs are performance-based awards for which vesting is dependent on the achievement of certain objectives. Such objectives may be made on a personal, group, or company level. We estimate the fair value of the awards based on the market price of the underlying share on the date of grant, reduced by the present value of estimated dividends foregone during the vesting period.

Compensation expense is recognized over the performance period. The number of shares issued on the vesting date will vary depending on the actual performance objectives achieved, which are based on a fixed number of potential outcomes. We make assessments of future performance using subjective estimates, such as long-term plans. As a result, changes in the underlying assumptions could have a material impact on the compensation expense recognized.

The largest plan is the LPP, which has a three-year performance period. As the percent of expected performance increases or decreases, the potential change in expense can go from 0% to 200% of the targeted total expense. The 2021 to 2023 performance period ended on December 31, 2023, the 2020 to 2022 performance period ended on December 31, 2022, and the 2019 to 2021 performance period ended on December 31, 2021. The LPP currently has two open performance periods: 2022 to 2024 and 2023 to 2025. A 10% upward adjustment in our estimated performance achievement percentage for both open performance periods would have increased our 2023 expense by approximately $8.7 million, while a 10% downward adjustment would have decreased our expense by approximately $8.7 million.

**Income Taxes**

We earn income in numerous countries and this income is subject to the laws of taxing jurisdictions within those countries.

The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies and are based on management's assumptions and estimates about future operating results and levels of taxable income, and judgments regarding the interpretation of the provisions of current accounting principles.

Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. Considerations with respect to the realizability of deferred tax assets include the period of expiration of the deferred tax asset, historical earnings and projected future taxable income by jurisdiction as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Significant management judgment is required in determining the assumptions and estimates related to the amount and timing of future taxable income. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in various factors.

We assess carryforwards and tax credits for realization as a reduction of future taxable income by using a "more likely than not" determination.

We base the carrying values of liabilities and assets for income taxes currently payable and receivable on management's interpretation of applicable tax laws and incorporate management's assumptions and judgments about using tax planning strategies in various taxing jurisdictions. Using different estimates, assumptions, and judgments in accounting for income taxes, especially those that deploy tax planning strategies, may result in materially different carrying values of income tax assets and liabilities and changes in our results of operations.

**Accelerating Aon United Program**

Restructuring charges related to the AAU Program are recognized within Accelerating Aon United Program expenses on the accompanying Consolidated Statements of Income and consists of the following cost activities:

*Workforce reduction costs*

Severance and related costs are generally determined based on amounts due under established severance plans. Typically, severance benefits are recognized when it is probable the benefit will be paid, and the amount is reasonably estimable. Most workforce reductions happen over a short span of time, so no discounting is necessary.

*Asset impairments for fixed assets*

Asset impairments relate to fixed assets and are accounted for in the period when they become known by revising the useful life of fixed assets when there is a change in the estimated future benefits in or use of the asset, accordingly depreciation is accelerated to reflect the revised useful life.

*Leases*

For leased properties where we plan to permanently cease use of a space and have the intent and ability to sublease the property, we will test the ROU asset for impairment to determine if an impairment has occurred. The test for impairment will adjust the book value of the asset based on the net present value of the future cash flows expected from a sublease agreement using current market information for similar properties.

For properties where we plan to permanently cease use of a space and have no intent or ability to sublease the property, the amortization of the ROU asset will be accelerated and recognized on a straight-line basis from the decision date to the cease use date.

For the remaining lease term, we decrease the liability for payments and increase the liability for accretion of the discount. The discount reflects our incremental borrowing rate, which matches the lifetime of the liability. Significant changes in the discount rate selected or the estimations of sublease income could impact the amounts recorded in the Consolidated Statements of Income.

*Other associated costs of exit and disposal activities*

We recognize other costs associated with exit and disposal activities as they are incurred, including professional services fees, technology-related costs, and moving costs.

**NEW ACCOUNTING PRONOUNCEMENTS**

Note 2 "Summary of Significant Accounting Principles and Practices" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this report contains a summary of our significant accounting policies, including a discussion of recently issued accounting pronouncements and their impact or future potential impact on our financial results, if determinable.

**Item 7A.   Quantitative and Qualitative Disclosures About Market Risk**

We are exposed to potential fluctuations in earnings, cash flows, and the fair values of certain of our assets and liabilities due to changes in interest rates and foreign exchange rates. To manage the risk from these exposures, we enter into a variety of derivative instruments. We do not enter into derivatives or financial instruments for trading or speculative purposes.

The following discussion describes our specific exposures and the strategies we use to manage these risks. Refer to Note 2 "Summary of Significant Accounting Principles and Practices" of the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for a discussion of our accounting policies for financial instruments and derivatives.

*Foreign Exchange Risk*

We are subject to foreign exchange rate risk. Our primary exposures include exchange rates between the U.S. dollar and the euro, the British pound, the Canadian dollar, the Australian dollar, the Indian rupee, and the Japanese yen. We use over-the-counter options and forward contracts to reduce the impact of foreign currency risk to our financial statements.

Additionally, some of our non-U.S. brokerage subsidiaries receive revenue in currencies that differ from their functional currencies. Our U.K. subsidiaries earn a portion of their revenue in U.S. dollars, euro, and Japanese yen, but most of their expenses are incurred in British pounds. At December 31, 2023, we have hedged approximately 45% of our U.K. subsidiaries' expected exposures to the U.S. dollar, euro, and Japanese yen transactions for the years ending December 31, 2024 and 2025. We generally do not hedge exposures beyond three years.

We also use forward and option contracts to economically hedge foreign exchange risk associated with monetary balance sheet exposures, such as intercompany notes and current assets and liabilities that are denominated in a non-functional currency and are subject to remeasurement.

The potential loss in future earnings from foreign exchange derivative instruments resulting from a hypothetical 10% adverse change in year-end exchange rates would be $28 million and $18 million at December 31, 2024 and 2025, respectively.

The translated value of revenues and expenses from our international brokerage operations are subject to fluctuations in foreign exchange rates. If we were to translate prior year results at current year exchange rates, diluted earnings per share would have an unfavorable $0.17 impact during the year ended December 31, 2023. Further, adjusted diluted earnings per share, a non-GAAP measure as defined and reconciled under the caption "Review of Consolidated Results — Adjusted Diluted Earnings Per Share," would have an unfavorable $0.17 impact during the year ended December 31, 2023 if we were to translate prior year results at current year exchange rates.

*Interest Rate Risk*

Our fiduciary investment income is affected by changes in international and domestic short-term interest rates. We monitor our net exposure to short-term interest rates and, as appropriate, hedge our exposure with various derivative financial instruments. This activity primarily relates to brokerage funds held on behalf of clients in the U.S. and in continental Europe. A hypothetical, instantaneous parallel decrease in the year-end yield curve of 100 BPS would cause a decrease, net of derivative positions, of $69 million to each of 2024 and 2025 pretax income. A corresponding increase in the year-end yield curve of 100 BPS would cause an increase, net of derivative positions, of $69 million to each of 2024 and 2025 pre-tax income.

We have long-term debt outstanding, excluding the current portion, with a fair market value of $9.2 billion and $8.7 billion as of December 31, 2023 and December 31, 2022, respectively. The fair value was greater than the carrying value by $0.8 billion at December 31, 2023, and $1.1 billion less than the carrying value at December 31, 2022. A hypothetical 1% increase or decrease in interest rates would change the fair value by a decrease of 7% or an increase of 8%, respectively, at December 31, 2023.

We have selected hypothetical changes in foreign currency exchange rates, interest rates, and equity market prices to illustrate the possible impact of these changes; we are not predicting market events.

**Item 8.    Financial Statements and Supplementary Data**

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and the Board of Directors of Aon plc

**Opinion on the Financial Statements**

We have audited the accompanying consolidated statements of financial position of Aon plc (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 16, 2024, expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

***Realizability of Deferred Tax Assets***

*Description of the Matter*

As discussed in Note 10 "Income Taxes" of the Notes to Consolidated Financial Statements, the Company had net deferred tax assets of $1,080 million at December 31, 2023. Deferred tax assets are reduced by a valuation allowance if, based on the weight of all available evidence, in management's judgment it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Conclusions on the realizability of certain net deferred tax assets involve significant management judgement including assumptions and estimates related to the amount, timing, and jurisdiction of future taxable income. Auditing the net deferred tax asset calculation and the related projection of future taxable income was especially challenging as it involved a high degree of auditor judgement around management's assumptions and estimates of future taxable income.

*How We Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design and operating effectiveness of internal controls that address the risks of material misstatement relating to the realizability of deferred tax assets, including controls over management's projections of the amount, timing, and jurisdiction of future taxable income.

Among other audit procedures performed, we evaluated the assumptions used by the Company to develop projections of future taxable income by income tax jurisdiction and tested the completeness and accuracy of the underlying data used in the projections. We compared the projections of future taxable income with the actual results of prior periods. Further, we involved tax subject matter professionals in the review of the information identified.

*Ernst & Young LLP*

We have served as the Company's auditor since 1986.

Chicago, Illinois
February 16, 2024

## Aon plc
### Consolidated Statements of Income

| (millions, except per share data) | Years Ended December 31 | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Revenue** | | | |
| Total revenue | $ 13,376 | $ 12,479 | $ 12,193 |
| **Expenses** | | | |
| Compensation and benefits | 6,902 | 6,477 | 6,738 |
| Information technology | 534 | 509 | 477 |
| Premises | 294 | 289 | 327 |
| Depreciation of fixed assets | 167 | 151 | 179 |
| Amortization and impairment of intangible assets | 89 | 113 | 147 |
| Other general expense | 1,470 | 1,271 | 2,235 |
| Accelerating Aon United Program expenses | 135 | — | — |
| Total operating expenses | 9,591 | 8,810 | 10,103 |
| **Operating income** | 3,785 | 3,669 | 2,090 |
| Interest income | 31 | 18 | 11 |
| Interest expense | (484) | (406) | (322) |
| Other income (expense) | (163) | (125) | 152 |
| **Income before income taxes** | 3,169 | 3,156 | 1,931 |
| Income tax expense | 541 | 510 | 623 |
| **Net income** | 2,628 | 2,646 | 1,308 |
| Less: Net income attributable to noncontrolling interests | 64 | 57 | 53 |
| **Net income attributable to Aon shareholders** | $ 2,564 | $ 2,589 | $ 1,255 |
| | | | |
| Basic net income per share attributable to Aon shareholders | $ 12.60 | $ 12.23 | $ 5.59 |
| Diluted net income per share attributable to Aon shareholders | $ 12.51 | $ 12.14 | $ 5.55 |
| Weighted average ordinary shares outstanding - basic | 203.5 | 211.7 | 224.7 |
| Weighted average ordinary shares outstanding - diluted | 205.0 | 213.2 | 226.1 |

See accompanying Notes to Consolidated Financial Statements.

### Aon plc
### Consolidated Statements of Comprehensive Income

| (millions) | Years Ended December 31 | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Net income** | $ 2,628 | $ 2,646 | $ 1,308 |
| Less: Net income attributable to noncontrolling interests | 64 | 57 | 53 |
| **Net income attributable to Aon shareholders** | 2,564 | 2,589 | 1,255 |
| Other comprehensive income (loss), net of tax: | | | |
| Change in fair value of financial instruments | 13 | (13) | 1 |
| Foreign currency translation adjustments | 276 | (528) | (289) |
| Postretirement benefit obligation | (40) | (211) | 277 |
| Total other comprehensive income (loss) | 249 | (752) | (11) |
| Less: Other comprehensive loss attributable to noncontrolling interests | (1) | — | (1) |
| Total other comprehensive income (loss) attributable to Aon shareholders | 250 | (752) | (10) |
| **Comprehensive income attributable to Aon shareholders** | $ 2,814 | $ 1,837 | $ 1,245 |

See accompanying Notes to Consolidated Financial Statements.


***Aon plc***
**Consolidated Statements of Financial Position**


| (millions, except nominal value) | | As of December 31 2023 | | As of December 31 2022 |
|---|---|---:|---|---:|
| **Assets** | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | $ | 778 | $ | 690 |
| Short-term investments | | 369 | | 452 |
| Receivables, net | | 3,254 | | 3,035 |
| Fiduciary assets | | 16,307 | | 15,900 |
| Other current assets | | 996 | | 646 |
| Total current assets | | 21,704 | | 20,723 |
| Goodwill | | 8,414 | | 8,292 |
| Intangible assets, net | | 234 | | 447 |
| Fixed assets, net | | 638 | | 558 |
| Operating lease right-of-use assets | | 650 | | 699 |
| Deferred tax assets | | 1,195 | | 824 |
| Prepaid pension | | 618 | | 652 |
| Other non-current assets | | 506 | | 509 |
| **Total assets** | $ | 33,959 | $ | 32,704 |
| | | | | |
| **Liabilities and equity (deficit)** | | | | |
| **Liabilities** | | | | |
| **Current liabilities** | | | | |
| Accounts payable and accrued liabilities | $ | 2,262 | $ | 2,114 |
| Short-term debt and current portion of long-term debt | | 1,204 | | 945 |
| Fiduciary liabilities | | 16,307 | | 15,900 |
| Other current liabilities | | 1,878 | | 1,347 |
| Total current liabilities | | 21,651 | | 20,306 |
| Long-term debt | | 9,995 | | 9,825 |
| Non-current operating lease liabilities | | 641 | | 693 |
| Deferred tax liabilities | | 115 | | 99 |
| Pension, other postretirement, and postemployment liabilities | | 1,225 | | 1,186 |
| Other non-current liabilities | | 1,074 | | 1,024 |
| **Total liabilities** | | 34,701 | | 33,133 |
| | | | | |
| **Equity (deficit)** | | | | |
| Ordinary shares - $0.01 nominal value Authorized: 500.0 shares (issued: 2023 - 198.6; 2022 - 205.4) | | 2 | | 2 |
| Additional paid-in capital | | 6,944 | | 6,864 |
| Accumulated deficit | | (3,399) | | (2,772) |
| Accumulated other comprehensive loss | | (4,373) | | (4,623) |
| **Total Aon shareholders' deficit** | | (826) | | (529) |
| Noncontrolling interests | | 84 | | 100 |
| **Total deficit** | | (742) | | (429) |
| **Total liabilities and equity (deficit)** | $ | 33,959 | $ | 32,704 |

See accompanying Notes to Consolidated Financial Statements.

*Aon plc*

**Consolidated Statements of Shareholders' Equity (Deficit)**

| *(millions, except per share data)* | Shares | Ordinary Shares and Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Loss, Net of Tax | Non-controlling Interests | Total |
|---|---|---|---|---|---|---|
| **Balance at January 1, 2021** | 225.5 | 6,314 | 1,042 | (3,861) | 88 | 3,583 |
| Net income | — | — | 1,255 | — | 53 | 1,308 |
| Shares issued — employee stock compensation plans | 1.7 | (129) | (1) | — | — | (130) |
| Shares repurchased | (12.4) | — | (3,543) | — | — | (3,543) |
| Share-based compensation expense | — | 449 | — | — | — | 449 |
| Dividends to shareholders ($1.99 per share) | — | — | (447) | — | — | (447) |
| Net change in fair value of financial instruments | — | — | — | 1 | — | 1 |
| Net foreign currency translation adjustments | — | — | — | (288) | (1) | (289) |
| Net postretirement benefit obligation | — | — | — | 277 | — | 277 |
| Net purchases of shares from noncontrolling interests | — | (8) | — | — | (5) | (13) |
| Dividends paid to noncontrolling interests on subsidiary common stock | — | — | — | — | (38) | (38) |
| **Balance at December 31, 2021** | 214.8 | 6,626 | (1,694) | (3,871) | 97 | 1,158 |
| Net income | — | — | 2,589 | — | 57 | 2,646 |
| Shares issued — employee stock compensation plans | 1.7 | (156) | (1) | — | — | (157) |
| Shares repurchased | (11.1) | — | (3,203) | — | — | (3,203) |
| Share-based compensation expense | — | 397 | — | — | — | 397 |
| Dividends to shareholders ($2.19 per share) | — | — | (463) | — | — | (463) |
| Net change in fair value of financial instruments | — | — | — | (13) | — | (13) |
| Net foreign currency translation adjustments | — | — | — | (528) | — | (528) |
| Net postretirement benefit obligation | — | — | — | (211) | — | (211) |
| Net purchases of shares from noncontrolling interests | — | (1) | — | — | (1) | (2) |
| Dividends paid to noncontrolling interests on subsidiary common stock | — | — | — | — | (53) | (53) |
| **Balance at December 31, 2022** | 205.4 | 6,866 | (2,772) | (4,623) | 100 | (429) |
| Net income | — | — | 2,564 | — | 64 | 2,628 |
| Shares issued — employee stock compensation plans | 1.6 | (168) | (1) | — | — | (169) |
| Shares repurchased | (8.4) | — | (2,700) | — | — | (2,700) |
| Share-based compensation expense | — | 438 | — | — | — | 438 |
| Dividends to shareholders ($2.41 per share) | — | — | (490) | — | — | (490) |
| Net change in fair value of financial instruments | — | — | — | 13 | — | 13 |
| Net foreign currency translation adjustments | — | — | — | 277 | (1) | 276 |
| Net postretirement benefit obligation | — | — | — | (40) | — | (40) |
| Net purchases of shares from noncontrolling interests | — | (190) | — | — | (23) | (213) |
| Dividends paid to noncontrolling interests on subsidiary common stock | — | — | — | — | (56) | (56) |
| **Balance at December 31, 2023** | 198.6 | $ 6,946 | $ (3,399) | $ (4,373) | $ 84 | $ (742) |

See accompanying Notes to Consolidated Financial Statements.

*Aon plc*

**Consolidated Statements of Cash Flows**

| *(millions)* | Years Ended December 31 2023 | 2022 | 2021 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | $ 2,628 | $ 2,646 | $ 1,308 |
| Adjustments to reconcile net income to cash provided by operating activities: | | | |
| Gain from sales of businesses | (4) | (54) | (142) |
| Depreciation of fixed assets | 167 | 151 | 179 |
| Amortization and impairment of intangible assets | 89 | 113 | 147 |
| Share-based compensation expense | 438 | 397 | 449 |
| Deferred income taxes | (373) | (252) | 11 |
| Other, net | 28 | 170 | 5 |
| Change in assets and liabilities: | | | |
| Receivables, net | (188) | (96) | (119) |
| Accounts payable and accrued liabilities | 13 | (22) | 264 |
| Accelerating Aon United Program liabilities | 99 | — | — |
| Current income taxes | 174 | 216 | 200 |
| Pension, other postretirement and postemployment liabilities | 8 | (53) | (124) |
| Other assets and liabilities | 356 | 3 | 4 |
| **Cash provided by operating activities** | 3,435 | 3,219 | 2,182 |
| **Cash flows from investing activities** | | | |
| Proceeds from investments | 76 | 110 | 58 |
| Purchases for investments | (67) | (107) | (91) |
| Net sales (purchases) of short-term investments - non fiduciary | 85 | (175) | 15 |
| Acquisition of businesses, net of cash and funds held on behalf of clients | (35) | (162) | (14) |
| Sale of businesses, net of cash and funds held on behalf of clients | 5 | 81 | 218 |
| Capital expenditures | (252) | (196) | (137) |
| **Cash provided by (used for) investing activities** | (188) | (449) | 49 |
| **Cash flows from financing activities** | | | |
| Share repurchase | (2,700) | (3,203) | (3,543) |
| Proceeds from issuance of shares | 72 | 58 | 55 |
| Cash paid for employee taxes on withholding shares | (241) | (215) | (185) |
| Commercial paper issuances, net of repayments | (27) | (65) | 671 |
| Issuance of debt | 744 | 1,967 | 1,495 |
| Repayment of debt | (350) | (500) | (413) |
| Increase in fiduciary liabilities, net of fiduciary receivables | 358 | 702 | 568 |
| Cash dividends to shareholders | (489) | (463) | (447) |
| Noncontrolling interests and other financing activities | (232) | (71) | (125) |
| **Cash used for financing activities** | (2,865) | (1,790) | (1,924) |
| Effect of exchange rates on cash and cash equivalents and funds held on behalf of clients | 264 | (549) | (235) |
| Net increase in cash and cash equivalents and funds held on behalf of clients | 646 | 431 | 72 |
| Cash and cash equivalents and funds held on behalf of clients at beginning of year | 7,076 | 6,645 | 6,573 |
| **Cash and cash equivalents and funds held on behalf of clients at end of year** | $ 7,722 | $ 7,076 | $ 6,645 |
| Reconciliation of cash and cash equivalents and funds held on behalf of clients: | | | |
| Cash and cash equivalents | $ 778 | $ 690 | $ 544 |
| Cash and cash equivalents and funds held on behalf of clients classified as held for sale | 43 | — | — |
| Funds held on behalf of clients | 6,901 | 6,386 | 6,101 |
| Total cash and cash equivalents and funds held on behalf of clients | $ 7,722 | $ 7,076 | $ 6,645 |
| **Supplemental disclosures:** | | | |
| Interest paid | $ 446 | $ 351 | $ 328 |
| Income taxes paid, net of refunds | $ 740 | $ 546 | $ 412 |

See accompanying Notes to Consolidated Financial Statements.

**Notes to Consolidated Financial Statements**

# 1. <u>Basis of Presentation</u>

The accompanying Consolidated Financial Statements and Notes thereto have been prepared in accordance with U.S. GAAP. The Consolidated Financial Statements include the accounts of Aon plc and all of its controlled subsidiaries ("Aon" or the "Company"). Intercompany accounts and transactions have been eliminated. The Consolidated Financial Statements include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the Company's consolidated financial position, results of operations, and cash flows for all periods presented.

## *Use of Estimates*

The preparation of the accompanying Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of reserves and expenses. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management believes its estimates to be reasonable given the current facts available. Aon adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets, and foreign currency exchange rate movements increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment would, if applicable, be reflected in the Consolidated Financial Statements in future periods.

# 2. <u>Summary of Significant Accounting Principles and Practices</u>

## *Revenue Recognition*

The Company generates revenues primarily through commissions, compensation from insurance and reinsurance companies for services provided to them, and fees from customers. Commissions and fees for brokerage services vary depending upon several factors, which may include the amount of premium, the type of insurance or reinsurance coverage provided, the particular services provided to a client, insurer, or reinsurer, and the capacity in which the Company acts. Compensation from insurance and reinsurance companies includes: (1) fees for consulting and analytics services and (2) fees and commissions for administrative and other services provided to or on behalf of insurers. In Aon's capacity as an insurance and reinsurance broker, the service promised to the customer is placement of an effective insurance or reinsurance policy, respectively. The customer obtains control over the services promised by the Company at the completion of the insurance or reinsurance policy placement process once coverage is effective. Judgment is not typically required when assessing whether the coverage is effective. Fees from clients for advice and consulting services are dependent on the extent and value of the services provided. Payment terms for the Company's principal service lines are discussed below; the Company believes these terms are consistent with current industry practices. Significant financing components are typically not present in Aon's arrangements.

The Company recognizes revenue when control of the promised services is transferred to the customer in the amount that best reflects the consideration to which the Company expects to be entitled in exchange for those services. For arrangements where control is transferred over time, an input or output method is applied that represents a faithful depiction of the progress towards completion of the performance obligation. For arrangements that include variable consideration, the Company assesses whether any amounts should be constrained. For arrangements that include multiple performance obligations, the Company allocates consideration based on their relative fair values.

Costs incurred by the Company in obtaining a contract are capitalized and amortized on a systematic basis that is consistent with the transfer of control of the services to which the asset relates, considering anticipated renewals when applicable. Certain contract related costs, including pre-placement brokerage costs, are capitalized as a cost to fulfill and are amortized on a systematic basis consistent with the transfer of control of the services to which the asset relates, which is generally less than one year.

The Company has elected to apply practical expedients to not disclose the revenue related to unsatisfied performance obligations if (1) the contract has an original duration of 1 year or less, (2) the Company has recognized revenue for the amount in which it has the right to bill, and (3) the variable consideration is allocated entirely to an unsatisfied performance obligation which is recognized as a series of distinct goods or services that form a single performance obligation.

*Disaggregation of Revenue*

The following is a description of principal service lines from which the Company generates its revenue:

*Commercial Risk Solutions* includes retail brokerage, specialty solutions, global risk consulting and captives management, and Affinity programs. Revenue primarily includes insurance commissions and fees for services rendered. Revenue is predominantly recognized at a point in time upon the effective date of the underlying policy (or policies), or for a limited number of arrangements, over the term of the arrangement using output measures to depict the transfer of control of the services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. For arrangements recognized over time, various output measures, including units delivered and time elapsed, are utilized to provide a faithful depiction of the progress towards completion of the performance obligation. Revenue is recorded net of allowances for estimated policy cancellations, which are determined based on an evaluation of historical and current cancellation data. Reimbursements received for out-of-pocket expenses are generally recorded as a component of revenue. Commissions and fees for brokerage services may be invoiced near the effective date of the underlying policy or over the term of the arrangement in installments during the policy period.

*Reinsurance Solutions* includes treaty reinsurance, facultative reinsurance, Strategy and Technology Group, and capital markets. Revenue primarily includes reinsurance commissions and fees for services rendered. Revenue is predominantly recognized at a point in time upon the effective date of the underlying policy (or policies), or for a limited number of arrangements, over the term of the arrangement using output measures to depict the transfer of control of the services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. For arrangements recognized over time, various output measures, including units delivered and time elapsed, are utilized to provide a faithful depiction of the progress towards completion of the performance obligation. Commissions and fees for brokerage services may be invoiced at the inception of the reinsurance period for certain reinsurance brokerage, or more commonly, over the term of the arrangement in installments based on deposit or minimum premiums for most treaty reinsurance arrangements.

*Health Solutions* includes consulting and brokerage, Human Capital, and Consumer Benefits Solutions. Revenue primarily includes insurance commissions and fees for services rendered. For brokerage commissions, revenue is predominantly recognized at a point in time upon the effective date of the underlying policy (or policies), or for a limited number of arrangements, over the term of the arrangement to depict the transfer of control of the services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services using input or output measures, including units delivered or time elapsed, to provide a faithful depiction of the progress towards completion of the performance obligation. Revenue from health care exchange arrangements is typically recognized upon successful enrollment of participants. Commissions and fees for brokerage services may be invoiced at the effective date of the underlying policy or over the term of the arrangement in installments during the policy period. Payment terms for other services vary but are typically over the contract term in installments.

*Wealth Solutions* includes retirement consulting and pension administration, as well as investments. Revenue recognized for these arrangements is predominantly recognized over the term of the arrangement using input or output measures to depict the transfer of control of the services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services, or for certain arrangements, at a point in time upon completion of the services. For consulting arrangements recognized over time, revenue will be recognized based on a measure of progress that depicts the transfer of control of the services to the customer, utilizing an appropriate input or output measure to provide a reasonable assessment of the progress towards completion of the performance obligation including units delivered or time elapsed. Fees paid by customers for consulting services are typically charged on an hourly, project or fixed-fee basis, and revenue for these arrangements is typically recognized based on time incurred, days elapsed, or reports delivered. Revenue from time-and-materials or cost-plus arrangements are recognized as services are performed using input or output measures to provide a reasonable assessment of the progress towards completion of the performance obligation including hours worked, and revenue for these arrangements is typically recognized based on time and materials incurred. Revenue generated from the Company's delegated investment business is generally earned as an agreed percentage based on AUM and, to a lesser extent, based on performance fees. Reimbursements received for out-of-pocket expenses are generally recorded as a component of revenue. Payment terms vary but are typically over the contract term in installments.

**Share-based Compensation Expense**

Share-based payments to employees, including grants of RSUs and PSAs, are measured based on grant date fair value. For purposes of measuring share-based compensation expense, the Company considered whether an adjustment to the observable market price is necessary to reflect material nonpublic information that is known to us at the time the award is granted. No adjustments were necessary for the years ended December 31, 2023, 2022, or 2021. The Company recognizes compensation expense over the requisite service period for awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

## Pension and Other Postretirement Benefits

The Company records net periodic cost relating to its pension and other postretirement benefit plans based on calculations that include various actuarial assumptions, including discount rates, assumed rates of return on plan assets, inflation rates, mortality rates, compensation increases, and turnover rates. The Company reviews its actuarial assumptions on an annual basis and modifies these assumptions based on current rates and trends. The effects of gains, losses, and prior service costs and credits are amortized over future service periods or future estimated lives if the plans are frozen as reflected in Other income (expense) within the Consolidated Statements of Income. The funded status of each plan, calculated as the fair value of plan assets less the benefit obligation, is reflected in the Company's Consolidated Statements of Financial Position using a December 31 measurement date.

## Earnings per Share

Basic earnings per share is computed by dividing net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding, including participating securities, which consist of unvested share awards with non-forfeitable rights to dividends. Diluted earnings per share is computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding, which have been adjusted for the dilutive effect of potentially issuable ordinary shares, including certain contingently issuable shares. The diluted earnings per share calculation reflects the more dilutive effect of either (1) the two-class method that assumes that the participating securities have not been exercised, or (2) the treasury stock method.

Potentially issuable shares are not included in the computation of diluted earnings per share if their inclusion would be antidilutive.

## Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents include cash balances and all highly liquid investments with initial maturities of three months or less. Short-term investments generally consist of money market funds. The estimated fair value of Cash and cash equivalents and Short-term investments approximates their carrying values.

At December 31, 2023, Cash and cash equivalents and Short-term investments totaled $1,147 million compared to $1,142 million at December 31, 2022, an increase of $5 million. Of the total balance, $120 million and $115 million was restricted as to its use at December 31, 2023 and 2022, respectively. Included within Short-term investments as of December 31, 2023 and 2022 balances, respectively, were £63.2 million ($80.4 million at December 31, 2023 exchanges rates) and £60.1 million ($72.5 million at December 31, 2022 exchange rates) of operating funds required to be held by the Company in the U.K. by the FCA, a U.K.-based regulator.

## Fiduciary Assets and Liabilities

In its capacity as an insurance agent and broker, Aon collects premiums from insureds and, after deducting its commission, remits the premiums to the respective insurers. Aon also collects claims or refunds from insurers on behalf of insureds. Uncollected premiums from insureds and uncollected claims or refunds from insurers are recorded as Fiduciary assets in the Company's Consolidated Statements of Financial Position. Unremitted insurance premiums and claims are held in a fiduciary capacity and the obligation to remit these funds is recorded as Fiduciary liabilities in the Consolidated Statements of Financial Position.

Funds held on behalf of clients represent fiduciary assets held by Aon for premiums collected from insureds but not yet remitted to insurance companies and claims collected from insurance companies but not yet remitted to insureds of $6.9 billion and $6.4 billion at December 31, 2023 and 2022, respectively. Fiduciary receivables were $9.4 billion and $9.5 billion at December 31, 2023 and 2022, respectively. These funds and a corresponding liability are included in Fiduciary assets and Fiduciary liabilities, respectively, in the accompanying Consolidated Statements of Financial Position.

## Allowance for Doubtful Accounts

The Company's estimate for allowance for credit losses with respect to receivables is based on a combination of factors, including evaluation of forward-looking information, historical write-offs, aging of balances, and other qualitative and quantitative analyses. Receivables, net included an allowance for doubtful accounts of $79 million and $76 million at December 31, 2023 and 2022, respectively.

*Fixed Assets*

Fixed assets are stated at cost, less accumulated depreciation. Included in this category are certain capitalized costs incurred during the application development stage related to directly obtaining, developing, or enhancing internal use software. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are generally as follows:

| Asset Description | Estimated Useful Life |
|---|---|
| Software | Lesser of the life of an associated license, or 4 to 7 years |
| Leasehold improvements | Lesser of estimated useful life or lease term, not to exceed 10 years |
| Furniture, fixtures and equipment | 4 to 10 years |
| Computer equipment | 4 to 6 years |
| Buildings | 35 years |
| Automobiles | 6 years |

*Goodwill and Intangible Assets*

Goodwill represents the excess of purchase price over the fair value of the net assets acquired in the acquisition of a business. Goodwill is allocated to applicable reporting units. Upon disposition of a business entity, goodwill is allocated to the disposed entity based on the relative fair value of that entity compared to the fair value of the reporting unit in which it was included. Goodwill is not amortized, but instead is tested for impairment at least annually. The goodwill impairment test is performed at the reporting unit level. The Company may initially perform a qualitative analysis to determine if it is more likely than not that the goodwill balance is impaired. If a qualitative assessment is not performed or if a determination is made that it is not more likely than not that the value of the reporting unit exceeds its carrying amount, then the Company will perform a quantitative analysis. If the fair value of a reporting unit is determined to be greater than the carrying value of the reporting unit, goodwill is deemed not to be impaired and no further testing is necessary. If the fair value of a reporting unit is less than the carrying value, a goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value limited to the total amount of the goodwill allocated to the reporting unit. Any resulting difference will be a charge to Amortization and impairment of intangible assets in the Consolidated Statements of Income in the period in which the determination is made. Fair value is determined using a combination of present value techniques and market prices of comparable businesses.

We classify our intangible assets acquired as either customer-related and contract based or technology and other intangible assets, which includes tradenames. Amortization basis and estimated useful lives by intangible asset type are generally as follows:

| Intangible Asset Description | Amortization Basis | Estimated Useful Life |
|---|---|---|
| Customer-related and contract-based | In line with underlying cash flows | 7 to 20 years |
| Technology and other intangibles | Straight-line | 5 to 7 years |
| Tradenames | Straight-line | 1 to 3 years |

*Derivatives*

Derivative instruments are recognized in the Consolidated Statements of Financial Position at fair value. Where the Company has entered into master netting agreements with counterparties, the derivative positions are netted by counterparties and are reported accordingly in other assets or other liabilities. Changes in the fair value of derivative instruments are recognized in earnings each period, unless the derivative is designated and qualifies as a cash flow or net investment hedge.

The Company has historically designated the following hedging relationships for certain transactions: (1) a hedge of the change in fair value of a recognized asset or liability or firm commitment ("fair value hedge"), (2) a hedge of the variability in cash flows from a recognized variable-rate asset or liability or forecasted transaction ("cash flow hedge"), and (3) a hedge of the net investment in a foreign operation ("net investment hedge").

In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow, or a net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation must include a description of the hedging instrument, the hedged item, the risk being hedged, Aon's risk management objective and strategy for undertaking the hedge, and the method for assessing the effectiveness of the hedge. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both the inception of the hedge and on an ongoing basis. Aon assesses the ongoing effectiveness of its hedges quarterly or more frequently if facts and circumstances require.

For a derivative designated as a fair value hedging instrument, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For a cash flow hedge that qualifies for hedge accounting, the change in fair value of a hedging instrument is recognized in Accumulated Other Comprehensive Income and subsequently reclassified to earnings in the same period the hedged item impacts earnings. For a net investment hedge, the change in fair value of the hedging instrument is recognized in Accumulated Other Comprehensive Income as part of the cumulative translation adjustment.

Changes in the fair value of a derivative that is not designated as part of a hedging relationship (commonly referred to as an "economic hedge") are recorded in Other income (expense) in the Consolidated Statements of Income in the period of change.

The Company discontinues hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised, (2) the qualifying criteria are no longer met, or (3) management removes the designation of the hedging relationship.

### Foreign Currency

Certain of the Company's non-U.S. operations use their respective local currency as their functional currency. These operations that do not have the U.S. dollar as their functional currency translate their financial statements at the current rates of exchange in effect at the balance sheet date and revenues and expenses using rates that approximate those in effect during the period. The resulting translation adjustments are included in Net foreign currency translation adjustments within the Consolidated Statements of Shareholders' Equity (Deficit). Further, gains and losses from the remeasurement of monetary assets and liabilities that are denominated in a non-functional currency of that entity are included in Other income (expense) within the Consolidated Statements of Income.

### Income Taxes

Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted marginal tax rates and laws that are currently in effect. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the period when the rate change is enacted.

Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. Deferred tax assets are realized by having sufficient future taxable income to allow the related tax benefits to reduce taxes otherwise payable. The sources of taxable income that may be available to realize the benefit of deferred tax assets are future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carry-forwards, taxable income in carry-back years, and tax planning strategies that are both prudent and feasible.

The Company recognizes the effect of income tax positions only if sustaining those positions is more likely than not. Tax positions that meet the more likely than not recognition threshold but are not highly certain are initially and subsequently measured based on the largest amount of benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. Only information that is available at the reporting date is considered in the Company's recognition and measurement analysis, and events or changes in facts and circumstances are accounted for in the period in which the event or change in circumstance occurs.

The Company records penalties and interest related to unrecognized tax benefits in Income taxes in the Company's Consolidated Statements of Income.

The Company releases income tax effects from Accumulated other comprehensive loss using the portfolio approach.

### Leases

The Company leases office facilities, equipment, and automobiles under operating and finance leases. The Company's lease obligations are primarily for the use of office facilities. The Company evaluates if a leasing arrangement exists upon inception of a contract. A contract contains a lease if the contract conveys the right to control the use of identified tangible assets for a period of time in exchange for consideration. Identified property, plant, or equipment may include a physically distinct portion of a larger asset, or a portion of an asset that represents substantially all of the capacity of the asset but is not physically distinct. The Company assesses whether a contract implicitly contains the right to control the use of a tangible asset that is not already owned. In addition, the Company subleases certain real estate properties to third parties, which are classified as operating leases.

The Company's leases expire at various dates and may contain renewal, expansion, or termination options. The exercise of lease renewal and expansion options are typically at the Company's sole discretion and are only included in the determination of the lease term if the Company is reasonably certain to exercise the option. In addition, the Company's lease agreements typically do not contain any material residual value guarantees or restrictive covenants.

ROU assets and lease liabilities are based on the present value of the minimum lease payments over the lease term. The Company has elected the practical expedient related to lease and non-lease components, as an accounting policy election for all asset classes, which allows a lessee to not separate non-lease components from lease components and instead account for consideration received in a contract as a single lease component. The Company's lease agreements may include initial direct costs and lease incentives. Initial direct costs are incremental costs of a lease that would not have been incurred if the lease had not been obtained and are included in the measurement of the ROU asset. Payments made to or on behalf of the Company, such as tenant improvement allowances, represent incentives that are considered reductions to the ROU asset and lease expense over the lease term.

The Company made a policy election to not recognize ROU assets and lease liabilities that arise from leases with an initial term of twelve months or less in the Consolidated Statements of Financial Position. However, the Company recognized these lease payments in the Consolidated Statements of Income on a straight-line basis over the lease term and variable lease payments in the period in which the expense was incurred. The Company applies this accounting policy across all classes of underlying assets.

A portion of the Company's lease agreements include variable lease payments that are not recorded in the initial measurement of the lease liability and ROU asset balances. For real estate arrangements, base rental payments may be escalated according to annual changes in the CPI or other indices. The escalated rental payments based on the estimated CPI at the lease commencement date are included within minimum rental payments; however, changes in CPI are considered variable in nature and are recognized as variable lease costs in the period in which the obligation is incurred. Additionally, real estate lease agreements may include other variable payments related to operating expenses charged by the landlord based on actual expenditures. Information technology equipment agreements may include variable payments based on usage of the equipment. These expenses are also recognized as variable lease costs in the period in which the expense is incurred.

Where Aon has provided notice of cancellation pursuant to a lease agreement, the lease is modified with the associated ROU asset and the related lease liability remeasured, which may include any additional termination penalties incurred that were not previously included within the lease liability. To the extent that the associated ROU assets and lease liabilities are removed, a corresponding gain or loss is recorded.

The Company utilizes discount rates to determine the present value of the lease payments based on information available at the commencement date of the lease. As the rate implicit in each lease is not typically readily available, the Company uses an incremental borrowing rate based on factors such as the lease term and the economic environment where the lease exists to determine the appropriate present value of future lease payments. When determining the incremental borrowing rate, the Company considers the rate of interest it would pay on a secured borrowing in an amount equal to the lease payments for the underlying asset under similar terms.

Operating leases are included in Operating lease ROU assets, Other current liabilities, and Non-current operating lease liabilities in the Consolidated Statements of Financial Position. Finance leases are included in Other non-current assets, Other current liabilities, and Other non-current liabilities in the Consolidated Statements of Financial Position.

### *Principles of Consolidation*

The accompanying Consolidated Financial Statements include the accounts of Aon plc and those entities in which the Company has a controlling financial interest. To determine if Aon holds a controlling financial interest in an entity, the Company first evaluates if it is required to apply the variable interest model to the entity, otherwise, the entity is evaluated under the voting interest model. When Aon holds rights that give it the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, combined with a variable interest that gives the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, the Company has a controlling financial interest in that VIE. If the Company is the primary beneficiary of a VIE, the Company consolidates the entity and reflects any relevant non-controlling interest of other beneficiaries of that entity on the Statement of Consolidated Financial Position. Aon's interest in VIEs as of December 31, 2023 was insignificant.

Aon holds a controlling financial interest in entities that are not VIEs when it, directly or indirectly holds more than 50% of the voting rights and the noncontrolling interest holders do not hold substantive participating rights.

**New Accounting Pronouncements**

*Accounting Standards Issued But Not Yet Adopted*

*Improvements to Reportable Segment Disclosures*

In November 2023, the FASB issued new accounting guidance, requiring new segment disclosures under ASC 280, *Segment Reporting,* including disclosure of significant segment expense categories and amounts that are regularly reported to the CODM and included in the segment's profit or loss. Additionally, all disclosure requirements under ASC 280 including new requirements under this new guidance, will be required on an interim basis. The new guidance is effective for Aon for the year ended December 31, 2024 and interim periods thereafter, with early adoption permitted. An entity will apply the new guidance on a retrospective basis for all periods presented. The Company is currently evaluating the impact the guidance will have on the Notes to Consolidated Financial Statements.

*Improvements to Income Tax Disclosures*

In December 2023, the FASB issued new accounting guidance under ASC 740, *Income Taxes,* which requires additional income tax disclosures on an annual basis, including disaggregation of information presented within the reconciliation of the expected tax to the reported tax by specific categories, with certain reconciling items 5% or greater broken out by nature and/or jurisdiction. The new guidance also requires disclosure of income taxes paid, net of refunds, broken out by federal, state/local and foreign, including disclosure of individual jurisdictions when greater than 5% of total net income taxes paid. The new guidance is effective for Aon for the year ended December 31, 2025, with early adoption permitted. The Company is evaluating the period of adoption and transition approach, as well as the impact the disclosures will have on the Notes to Consolidated Financial Statements.

## 3.    Revenue from Contracts with Customers

*Disaggregation of Revenue*

The following table summarizes revenue from contracts with customers by principal service line (in millions):

| | Years Ended December 31 | | | | | |
| | 2023 | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|
| Commercial Risk Solutions | $ | 7,043 | $ | 6,715 | $ | 6,635 |
| Reinsurance Solutions | | 2,481 | | 2,190 | | 1,997 |
| Health Solutions | | 2,433 | | 2,224 | | 2,154 |
| Wealth Solutions | | 1,431 | | 1,367 | | 1,426 |
| Elimination | | (12) | | (17) | | (19) |
| Total revenue | $ | 13,376 | $ | 12,479 | $ | 12,193 |

Consolidated revenue from contracts with customers by geographic area, which is attributed on the basis of where the services are performed, is as follows (in millions):

| | Years Ended December 31 | | | | | |
| | 2023 | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|
| U.S. | $ | 5,923 | $ | 5,666 | $ | 5,459 |
| Americas other than U.S. | | 1,260 | | 1,137 | | 1,027 |
| U.K. | | 1,819 | | 1,660 | | 1,681 |
| Ireland | | 113 | | 99 | | 127 |
| Europe, Middle East, & Africa other than U.K. and Ireland | | 2,672 | | 2,443 | | 2,565 |
| Asia Pacific | | 1,589 | | 1,474 | | 1,334 |
| Total revenue | $ | 13,376 | $ | 12,479 | $ | 12,193 |

*Contract Costs*

Changes in the net carrying amount of costs to fulfill contracts with customers are as follows (in millions):

|  | | 2023 | | 2022 |
|---|---|---:|---|---:|
| Balance at beginning of period | $ | 355 | $ | 361 |
| Additions | | 1,532 | | 1,479 |
| Amortization | | (1,522) | | (1,480) |
| Impairment | | — | | — |
| Foreign currency translation and other | | 5 | | (5) |
| Balance at end of period | $ | 370 | $ | 355 |

Changes in the net carrying amount of costs to obtain contracts with customers are as follows (in millions):

|  | | 2023 | | 2022 |
|---|---|---:|---|---:|
| Balance at beginning of period | $ | 185 | $ | 179 |
| Additions | | 57 | | 56 |
| Amortization | | (51) | | (49) |
| Impairment | | — | | — |
| Foreign currency translation and other | | 4 | | (1) |
| Balance at end of period | $ | 195 | $ | 185 |

## 4.  Accelerating Aon United Program

In the third quarter of 2023, Aon initiated a three-year restructuring program with the purpose of streamlining the Company's technology infrastructure, optimizing its leadership structure and resource alignment, and reducing the real estate footprint to align to its hybrid working strategy. The Program will include technology-related costs to facilitate streamlining and simplifying operations, headcount reduction costs, and costs associated with asset impairments, including real estate consolidation costs.

Program charges are recognized within Accelerating Aon United Program expenses on the accompanying Consolidated Statements of Income and consists of the following cost activities:

- *Technology and other* – includes costs associated with actions taken to rationalize applications, such as contract termination fees and other non-capitalizable costs associated with Program initiatives, which include professional service fees.

- *Workforce optimization* – includes costs associated with headcount reduction and other separation-related costs.

- *Asset impairments* – includes non-cash costs associated with impairment of assets, as they are identified, including ROU lease assets, leasehold improvements, and other capitalized assets no longer providing economic benefit.

The Program is currently expected to result in cumulative costs of approximately $1,000 million, consisting of approximately $900 million of cash charges and approximately $100 million of non-cash charges. For the year ended December 31, 2023, total Program costs incurred were $135 million. The Company expects to continue to review the implementation of elements of the Program throughout the course of the Program and, therefore, there may be changes to expected timing, estimates of expected costs, and related savings.

The Company's unpaid liabilities for charges under the Program are generally included in Accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

The changes in the Company's liabilities for the Program as of December 31, 2023 are as follows (in millions):

| | Technology and other | | Workforce optimization | | Asset impairments | | Total | |
|---|---|---|---|---|---|---|---|---|
| Liability Balance as of January 1, 2023 | $ | — | $ | — | $ | — | $ | — |
| Charges | | 14 | | 103 | | 18 | | 135 |
| Cash payments | | — | | (13) | | — | | (13) |
| Foreign currency translation and other | | — | | 1 | | — | | 1 |
| Non-cash charges | | — | | (5) | | (18) | | (23) |
| Liability balance as of December 31, 2023 | $ | 14 | $ | 86 | $ | — | $ | 100 |
| Total costs incurred from inception to date | $ | 14 | $ | 103 | $ | 18 | $ | 135 |

## 5. Other Financial Data

**Consolidated Statements of Income Information**

*Other Income (Expense)*

The components of Other income (expense) are as follows (in millions):

| | Years Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2023** | | **2022** | | **2021** | |
| Foreign currency remeasurement | $ | (99) | $ | (14) | $ | 26 |
| Pension and other postretirement [1] | | (98) | | (179) | | 21 |
| Gain from disposals of business | | 4 | | 54 | | 142 |
| Equity earnings | | 5 | | 10 | | 8 |
| Financial instruments and other | | 25 | | 4 | | (45) |
| Total | $ | (163) | $ | (125) | $ | 152 |

(1) Refer to Note 12 "Employee Benefits" for further information.

**Consolidated Statements of Financial Position Information**

*Allowance for Doubtful Accounts*

Changes in the net carrying amount of allowance for doubtful accounts are as follows (in millions):

| | **2023** | | **2022** | | **2021** | |
|---|---|---|---|---|---|---|
| Balance at beginning of period | $ | 76 | $ | 90 | $ | 98 |
| Provision | | 13 | | 8 | | 26 |
| Accounts written off, net of recoveries | | (11) | | (18) | | (37) |
| Foreign currency translation and other | | 1 | | (4) | | 3 |
| Balance at end of period | $ | 79 | $ | 76 | $ | 90 |

## Other Current Assets

The components of Other current assets are as follows (in millions):

| As of December 31 | 2023 | 2022 |
|---|---|---|
| Costs to fulfill contracts with customers [1] | $ 370 | $ 355 |
| Assets held for sale [2] | 354 | — |
| Prepaid expenses | 100 | 109 |
| Taxes receivable | 35 | 74 |
| Other | 137 | 108 |
| Total | $ 996 | $ 646 |

(1) Refer to Note 3 "Revenue from Contracts with Customers" for further information.
(2) Refer to Note 6 "Acquisitions and Dispositions of Businesses" for further information.

## Fixed Assets, net

The components of Fixed assets, net are as follows (in millions):

| As of December 31 | 2023 | 2022 |
|---|---|---|
| Software | $ 983 | $ 861 |
| Leasehold improvements | 430 | 409 |
| Computer equipment | 294 | 269 |
| Furniture, fixtures, and equipment | 269 | 267 |
| Construction in progress | 130 | 109 |
| Other | 30 | 34 |
| Fixed assets, gross | 2,136 | 1,949 |
| Less: Accumulated depreciation | 1,498 | 1,391 |
| Fixed assets, net | $ 638 | $ 558 |

Depreciation expense, which includes software amortization, was $167 million, $151 million, and $179 million for the years ended December 31, 2023, 2022, and 2021, respectively.

## Other Non-current Assets

The components of Other non-current assets are as follows (in millions):

| As of December 31 | 2023 | 2022 |
|---|---|---|
| Costs to obtain contracts with customers [1] | $ 195 | $ 185 |
| Taxes receivable | 100 | 109 |
| Investments | 45 | 60 |
| Leases [2] | 26 | 43 |
| Other | 140 | 112 |
| Total | $ 506 | $ 509 |

(1) Refer to Note 3 "Revenue from Contracts with Customers" for further information.
(2) Refer to Note 9 "Lease Commitments" for further information.

## Other Current Liabilities

The components of Other current liabilities are as follows (in millions):

| As of December 31 | | 2023 | | 2022 |
|---|---|---|---|---|
| Taxes payable | $ | 291 | $ | 193 |
| Deferred revenue [1] | | 270 | | 250 |
| Leases [2] | | 182 | | 186 |
| Liabilities held for sale [3] | | 69 | | — |
| Other | | 1,066 | | 718 |
| Total | $ | 1,878 | $ | 1,347 |

(1) $647 million and $653 million was recognized in the Consolidated Statements of Income during the years ended December 31, 2023 and December 31, 2022, respectively.
(2) Refer to Note 9 "Lease Commitments" for further information.
(3) Refer to Note 6 "Acquisitions and Dispositions of Businesses" for further information

## Other Non-current Liabilities

The components of Other non-current liabilities are as follows (in millions):

| As of December 31 | | 2023 | | 2022 |
|---|---|---|---|---|
| Taxes payable [1] | $ | 827 | $ | 795 |
| Compensation and benefits payable | | 59 | | 69 |
| Deferred revenue | | 33 | | 37 |
| Leases [2] | | 10 | | 28 |
| Other | | 145 | | 95 |
| Total | $ | 1,074 | $ | 1,024 |

(1) Includes $72 million and $129 million for the non-current portion of the transition tax as of December 31, 2023 and December 31, 2022, respectively. Refer to Note 10 "Income Taxes" for further information on the transition tax.
(2) Refer to Note 9 "Lease Commitments" for further information.

## 6. Acquisitions and Dispositions of Businesses

### Completed Acquisitions

The Company completed three acquisitions during the year ended December 31, 2023 and five acquisitions during the year ended December 31, 2022. The following table includes the preliminary fair values of consideration transferred, assets acquired, and liabilities assumed as a result of the Company's acquisitions (in millions):

| | | Year Ended December 31, 2023 |
|---|---|---|
| **Consideration transferred** | | |
| Cash | $ | 38 |
| Deferred and contingent consideration | | 12 |
| Aggregate consideration transferred | $ | 50 |
| | | |
| **Assets acquired** | | |
| Goodwill | $ | 23 |
| Intangible assets | | 25 |
| Other assets [1] | | 14 |
| Total assets acquired | | 62 |
| **Liabilities assumed** | | |
| Total liabilities assumed | | 12 |
| Net assets acquired | $ | 50 |

(1) Includes Cash and cash equivalents of $5 million and an insignificant amount of funds held on behalf of clients.

Intangible assets acquired include customer-related and contract-based assets. The intangible assets acquired as part of business acquisitions in 2023 had a weighted average useful economic life of 8 years. Acquisition-related costs for completed acquisitions incurred and recognized within Other general expense for the year ended December 31, 2023 were insignificant. Total revenue for these acquisitions included in the Company's Consolidated Statement of Income for the year ended December 31, 2023 was approximately $4 million.

The results of operations of these acquisitions are included in the Consolidated Financial Statements as of the respective acquisition dates. The Company's results of operations would not have been materially different if these acquisitions had been reported from the beginning of the period in which they were acquired.

*2023 Acquisitions*

On November 30, 2023, the Company completed the acquisition of 100% of the share capital of Gi&Bi S.r.l., an Italy-based insurance broker specialized in the agricultural business segment.

On August 30, 2023, the Company completed the acquisition of 100% of the share capital of NGS (Uruguay) S.A., a risk management consultant firm in Uruguay.

On June 22, 2023, the Company completed the acquisition of 100% of the share capital of Benefits Corredores de Seguros and Asesorías e Inversiones Benefits, a business that provides health and benefits brokerage and benefit administration in Chile.

*2022 Acquisitions*

On November 1, 2022, the Company completed the acquisition of 100% of the share capital of E.R.N. Evaluacion de Riesgos Naturales y Antropogenicos, S.A. de C.V., a Mexico-based firm in risk assessment modeling.

On September 12, 2022, the Company completed the purchase of certain assets of Praxiom Risk Management, a provider of professional risk management in the U.S.

On August 1, 2022, the Company completed the purchase of certain assets of U.S. Advisors, Inc., a broker based in the U.S.

On May 3, 2022, the Company completed the acquisition of 100% of the share capital of Karl Köllner group companies, a marine hull broker based in Germany.

On March 1, 2022, the Company completed the acquisition of Tyche, an actuarial software platform based in the U.K.

**Completed Dispositions**

The Company completed two dispositions during the year ended December 31, 2023. The Company completed three dispositions during the year ended December 31, 2022 and six disposition during the year ended December 31, 2021.

The pretax gains recognized related to dispositions were $4 million, $54 million, and $142 million for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively. Gains recognized as a result of a disposition are included in Other income (expense) in the Consolidated Statements of Income. There were no pretax losses recognized in the Consolidated Statements of Income related to dispositions for the year ended December 31, 2023 and there were insignificant pretax losses recognized for the years ended December 31, 2022, and December 31, 2021, respectively.

**Assets and Liabilities Held for Sale**

As of December 31, 2023, Aon classified certain assets and liabilities as held for sale, as the Company has committed to a plan to sell the assets and liabilities within one year. Total assets and liabilities for disposal groups classified as held for sale within Other current assets and Other current liabilities in the Consolidated Statements of Financial Position were $354 million and $69 million, respectively.

**Other Significant Activity**

On December 19, 2023, Aon entered into a definitive agreement with NFP and the NFP seller, where Aon will acquire NFP for an aggregate purchase price of approximately $7 billion in cash and approximately 20,000,000 class A ordinary shares, nominal value of $0.01, in capital of Aon. The Company expects to fund the cash portion of the consideration with approximately $7 billion of new debt, with $5 billion raised in advance of the closing date and $2 billion raised at close of the Transaction. The Transaction is expected to be completed by mid-2024, subject to satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including applicable regulatory approval.

*Subsequent Events*

On May 1, 2017, the Company completed the sale of the benefits administration and business process outsourcing business (the "Divested Business") to an entity controlled by affiliates of The Blackstone Group L.P (the "Buyer") and certain designated purchases that are direct or indirect subsidiaries of the Buyer. The Buyer purchased all of the outstanding equity interests of the Divested Business, plus certain related assets and liabilities for a purchase price of $4.3 billion in cash paid at closing and deferred consideration of up to $500 million. In the first quarter of 2024, the Company earned $70 million of deferred consideration from the Buyer and the other designated purchasers. No additional significant deferred consideration is expected to be received in any future periods.

## 7. Goodwill and Other Intangible Assets

The changes in the net carrying amount of goodwill for the years ended December 31, 2023 and 2022, respectively, are as follows (in millions):

| | | |
|---|---|---:|
| Balance as of January 1, 2022 | $ | 8,434 |
| Goodwill related to current year acquisitions | | 87 |
| Goodwill related to current year disposals | | (11) |
| Foreign currency translation and other | | (218) |
| Balance as of December 31, 2022 | $ | 8,292 |
| Goodwill related to current year acquisitions | | 23 |
| Goodwill related to current year disposals | | (1) |
| Foreign currency translation and other | | 100 |
| Balance as of December 31, 2023 | $ | 8,414 |

Other intangible assets by asset class are as follows (in millions):

| | 2023 | | | | 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| As of December 31 | Gross Carrying Amount | | Accumulated Amortization and Impairment | Net Carrying Amount | Gross Carrying Amount | | Accumulated Amortization and Impairment | Net Carrying Amount |
| Customer-related and contract-based [1] | $ | 1,873 | $ 1,686 | $ 187 | $ | 2,207 | $ 1,833 | $ 374 |
| Technology and other intangibles | | 371 | 324 | 47 | | 450 | 377 | 73 |
| Total | $ | 2,244 | $ 2,010 | $ 234 | $ | 2,657 | $ 2,210 | $ 447 |

[1] As of December 31, 2023, the Company classified $158 million of Intangible assets, net, as Assets held for sale within Other current assets. Refer to Note 6 "Acquisitions and Dispositions of Businesses" for further information.

Amortization and impairment of intangible asset charges from finite lived intangible assets were $89 million, $113 million, and $147 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The estimated future amortization for finite-lived intangible assets as of December 31, 2023 is as follows (in millions):

| For the years ended | | Estimated Future Amortization |
|---|---|---:|
| 2024 | $ | 65 |
| 2025 | | 54 |
| 2026 | | 35 |
| 2027 | | 23 |
| 2028 | | 17 |
| Thereafter | | 40 |
| Total | $ | 234 |

## 8. Debt

The following is a summary of outstanding debt (in millions):

| As of December 31 | 2023 | 2022 |
|---|---|---|
| Commercial paper | $ 597 | $ 592 |
| 4.00% Senior Notes due November 2023 | — | 350 |
| 3.50% Senior Notes due June 2024 | 600 | 599 |
| 3.875% Senior Notes due December 2025 | 749 | 748 |
| 2.875% Senior Notes due May 2026 (EUR 500M) | 550 | 530 |
| 8.205% Junior Subordinated Notes due January 2027 | 521 | 521 |
| 2.85% Senior Notes due May 2027 | 597 | 596 |
| 4.50% Senior Notes due December 2028 | 348 | 348 |
| 3.75% Senior Notes due May 2029 | 746 | 746 |
| 2.80% Senior Notes due May 2030 | 995 | 994 |
| 2.05% Senior Notes due August 2031 | 397 | 396 |
| 2.60% Senior Notes due December 2031 | 497 | 496 |
| 5.00% Senior Notes due September 2032 | 496 | 495 |
| 5.35% Senior Notes due February 2033 | 744 | — |
| 6.25% Senior Notes due September 2040 | 297 | 297 |
| 4.25% Senior Notes due December 2042 | 204 | 203 |
| 4.45% Senior Notes due May 2043 | 247 | 247 |
| 4.60% Senior Notes due June 2044 | 545 | 545 |
| 4.75% Senior Notes due May 2045 | 594 | 594 |
| 2.90% Senior Notes due August 2051 | 592 | 591 |
| 3.90% Senior Notes due February 2052 | 878 | 877 |
| Other | 5 | 5 |
| Total debt | 11,199 | 10,770 |
| Less: Short-term debt and current portion of long-term debt | 1,204 | 945 |
| Total long-term debt | $ 9,995 | $ 9,825 |

*Notes*

In November 2023, Aon Global Limited's $350 million 4.00% Senior Notes matured and were repaid in full.

In June 2023, Aon Global Limited's $600 million 3.50% Senior Notes due June 2024 were classified as Short-term debt and current portion of long-term debt in the Consolidated Statement of Financial Position as the date of maturity is in less than one year.

On February 28, 2023, Aon Corporation and Aon Global Holdings plc co-issued $750 million 5.35% Senior Notes due in February 2033. The Company intends to use the net proceeds from the offering for general corporate purposes.

In November 2022, Aon Corporation's $500 million 2.20% Senior Notes matured and were repaid in full.

On September 12, 2022, Aon Corporation and Aon Global Holdings plc co-issued $500 million of 5.00% Senior Notes due September 2032. The Company intends to use the net proceeds from the offering for general corporate purposes.

On February 28, 2022, Aon Corporation and Aon Global Holdings plc co-issued $600 million of 2.85% Senior Notes due May 2027 and $900 million of 3.90% Senior Notes due February 2052. The Company intends to use the net proceeds from the offering for general corporate purposes.

Each of the notes issued by Aon Corporation is fully and unconditionally guaranteed by Aon Global Limited, Aon plc, Aon North America, Inc., and Aon Global Holdings plc. Each of the notes issued by Aon Global Limited is fully and unconditionally guaranteed by Aon plc, Aon Global Holdings plc, Aon North America, Inc., and Aon Corporation. Each of the notes co-issued by Aon Corporation and Aon Global Holdings plc is fully and unconditionally guaranteed by Aon plc, Aon

North America, Inc., and Aon Global Limited. All guarantees of Aon plc and Aon Global Limited of the Co-Issued Notes are joint and several as well as full and unconditional. Senior Notes rank pari passu in right of payment with all other present and future unsecured debt which is not expressed to be subordinate or junior in rank to any other unsecured debt of the Co-Issuers. Each of the notes described and identified in the table above contains customary representations, warranties, and covenants, and the Company was in compliance with all such covenants as of December 31, 2023.

Repayments of total debt as of December 31, 2023 are as follows (in millions):

| | | |
|---|---|---|
| 2024 | $ | 1,204 |
| 2025 | | 750 |
| 2026 | | 552 |
| 2027 | | 1,121 |
| 2028 | | 350 |
| Thereafter | | 7,356 |
| Total Repayments | | 11,333 |
| Unamortized discounts, premiums, and debt issuance costs | | (134) |
| Total Debt | $ | 11,199 |

### Revolving Credit Facilities

As of December 31, 2023, Aon plc had two primary committed credit facilities outstanding: its $1.0 billion multi-currency U.S. credit facility expiring in September 2027 and its $1.0 billion multi-currency U.S. credit facility expiring in October 2028. In aggregate, these two facilities provide $2.0 billion in available credit.

Each of these primary committed credit facilities includes customary representations, warranties, and covenants, including financial covenants that require Aon to maintain specified ratios of adjusted consolidated EBITDA to consolidated interest expense and consolidated debt to adjusted consolidated EBITDA, in each case, tested quarterly. At December 31, 2023, Aon did not have borrowings under either of these primary committed credit facilities, and was in compliance with the financial covenants and all other covenants contained therein during the rolling year ended December 31, 2023.

### Subsequent Events

On February 16, 2024, the Company entered into a credit agreement in which lenders committed to provide a $2.0 billion unsecured term loan facility to Aon North America, Inc. Proceeds will be used to fund, in part, the acquisition of NFP, including the repayment of certain debt of NFP and portions of the related fees and expenses. The borrowings must be made in a single drawing on the closing date of the acquisition. Refer to Note 6 "Acquisitions and Dispositions of Businesses" for additional information.

### Commercial Paper

Aon Corporation has established a U.S. commercial paper program (the "U.S. Program") and Aon Global Holdings plc has established a European multi-currency commercial paper program (the "European Program" and, together with the U.S. Program, the "Commercial Paper Programs"). On December 7, 2023, the Company entered into an agreement increasing the aggregate capacity under the U.S. Program by $250 million. Accordingly, commercial paper may be issued in aggregate principal amounts of up to approximately $1.3 billion under the U.S. Program and €625 million ($690 million at December 31, 2023 exchange rates) under the European Program, not to exceed the amount of the Company's committed credit facilities, which was $2.0 billion at December 31, 2023. The aggregate capacity of the Commercial Paper Program remains fully backed by the Company's committed credit facilities. The U.S. Program was fully and unconditionally guaranteed by Aon plc, Aon Global Limited, Aon North America, Inc., and Aon Global Holdings plc and the European Program was fully and unconditionally guaranteed by Aon plc, Aon Global Limited, Aon North America, Inc., and Aon Corporation.

Commercial paper outstanding, which is included in Short-term debt and current portion of long-term debt in the Company's Consolidated Statements of Financial Position, is as follows (in millions):

| As of December 31 | 2023 | | 2022 | |
|---|---|---|---|---|
| Commercial paper outstanding | $ | 597 | $ | 592 |

The weighted average commercial paper outstanding and its related interest rates are as follows (in millions, except percentages):

| | Years Ended December 31 | |
|---|---|---|
| | 2023 | 2022 |
| Weighted average commercial paper outstanding | $ 471 | $ 499 |
| Weighted average interest rate of commercial paper outstanding | 4.93 % | 1.42 % |

## 9.  Lease Commitments

The classification of operating and finance lease asset and liability balances within the Consolidated Statements of Financial Position are as follows (in millions):

| As of December 31 | | 2023 | 2022 |
|---|---|---|---|
| **Assets** | | | |
| Operating lease assets | Operating lease right-of-use assets | $ 650 | $ 699 |
| Finance lease assets | Other non-current assets | 26 | 43 |
| Total lease assets | | $ 676 | $ 742 |
| | | | |
| **Liabilities** | | | |
| Current lease liabilities | | | |
| Operating | Other current liabilities | $ 159 | $ 163 |
| Finance | Other current liabilities | 23 | 23 |
| Non-current lease liabilities | | | |
| Operating | Non-current operating lease liabilities | 641 | 693 |
| Finance | Other non-current liabilities | 10 | 28 |
| Total lease liabilities | | $ 833 | $ 907 |

The components of lease costs are as follows (in millions):

| | Years Ended December 31 | |
|---|---|---|
| | 2023 | 2022 |
| Operating lease cost | $ 183 | $ 204 |
| Finance lease costs | | |
| Amortization of leased assets | 19 | 28 |
| Interest on lease liabilities | — | 1 |
| Variable lease cost | 44 | 38 |
| Short-term lease cost [1] | 8 | 11 |
| Sublease income | (13) | (29) |
| Net lease cost | $ 241 | $ 253 |

(1)  Short-term lease cost does not include expenses related to leases with a lease term of one month or less.

Weighted average remaining lease term and discount rate related to operating and finance leases are as follows:

| As of December 31 | 2023 | 2022 |
|---|---|---|
| Weighted average remaining lease term (years) | | |
| Operating leases | 6.3 | 6.7 |
| Finance leases | 1.5 | 2.5 |
| Weighted average discount rate | | |
| Operating leases | 3.6 % | 3.1 % |
| Finance leases | 1.0 % | 1.0 % |

Other cash and non-cash related activities are as follows (in millions):

| | | Years Ended December 31 | | |
| --- | --- | --- | --- | --- |
| | | 2023 | | 2022 |
| Cash paid for amounts included in the measurement of lease liabilities | | | | |
| Operating cash flows for operating leases | $ | 206 | $ | 231 |
| Financing cash flows for finance leases | $ | 19 | $ | 14 |
| Non-cash related activities | | | | |
| ROU assets obtained in exchange for new operating lease liabilities | $ | 112 | $ | 110 |
| Operating lease ROU asset expense [1] | $ | 141 | $ | 162 |
| Changes in Non-current operating lease liabilities [1] | $ | (52) | $ | (79) |

(1)  The Company has presented non-cash changes in Operating lease ROU assets and Non-current operating lease liabilities within Other assets and liabilities in Cash flows from operations within the Consolidated Statements of Cash Flows.

Maturity analysis of operating and finance leases as of December 31, 2023 are as follows (in millions):

| | | Operating Leases | | Finance Leases | | Total |
| --- | --- | --- | --- | --- | --- | --- |
| 2024 | $ | 177 | $ | 23 | $ | 200 |
| 2025 | | 162 | | 10 | | 172 |
| 2026 | | 140 | | — | | 140 |
| 2027 | | 122 | | — | | 122 |
| 2028 | | 98 | | — | | 98 |
| Thereafter | | 190 | | — | | 190 |
| Total undiscounted future minimum lease payments | | 889 | | 33 | | 922 |
| Less: Imputed interest | | (89) | | — | | (89) |
| Present value of lease liabilities | $ | 800 | $ | 33 | $ | 833 |

## 10. Income Taxes

Income before income tax and the provision for income tax consist of the following (in millions):

| | | Years Ended December 31 | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| Income (loss) before income taxes: | | | | | | |
| Ireland | $ | 31 | $ | 85 | $ | 15 |
| U.K. | | 338 | | 502 | | 549 |
| U.S. | | 219 | | 161 | | (818) |
| Other | | 2,581 | | 2,408 | | 2,185 |
| Total | $ | 3,169 | $ | 3,156 | $ | 1,931 |
| Income tax expense: | | | | | | |
| Current: | | | | | | |
| Ireland | $ | 4 | $ | 2 | $ | 2 |
| U.K. | | 185 | | 206 | | 50 |
| U.S. federal | | 240 | | 195 | | 197 |
| U.S. state and local | | 74 | | 43 | | 72 |
| Other | | 411 | | 316 | | 291 |
| Total current tax expense | $ | 914 | $ | 762 | $ | 612 |
| Deferred tax expense (benefit): | | | | | | |
| Ireland | $ | — | $ | — | $ | (1) |
| U.K. | | (116) | | (152) | | 131 |
| U.S. federal | | (126) | | (69) | | (83) |
| U.S. state and local | | (39) | | (21) | | (30) |
| Other | | (92) | | (10) | | (6) |
| Total deferred tax expense (benefit) | $ | (373) | $ | (252) | $ | 11 |
| Total income tax expense | $ | 541 | $ | 510 | $ | 623 |

Income before income taxes shown above may, in some cases, be subject to taxation in more than one country, and as a result the income tax provision shown above as Ireland, U.K., U.S. or Other may not correspond to the geographic attribution of the earnings.

The Company performs a reconciliation of the income tax provisions based on its domicile and statutory rate at each reporting period. The reconciliation of the income tax provisions based on the Irish statutory corporate tax rate of 25% to the provisions reflected in the Consolidated Financial Statements is as follows:

| | Years Ended December 31 | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Statutory tax rate | 25.0% | 25.0% | 25.0% |
| U.S. state income taxes, net of U.S. federal benefit | 0.6 | 0.4 | 1.5 |
| Taxes on international operations [1] | (11.2) | (11.6) | (15.4) |
| Nondeductible expenses | 3.2 | 2.4 | 3.3 |
| Adjustments to prior year tax requirements | 0.5 | (7.0) | (0.2) |
| Deferred tax adjustments, including statutory rate changes | (0.3) | (0.5) | 3.2 |
| Deferred tax adjustments, international earnings | 0.7 | 0.2 | 1.8 |
| Adjustments to valuation allowances | (2.5) | 1.9 | (0.2) |
| Change in uncertain tax positions | 2.6 | 8.6 | 2.1 |
| Excess tax benefits related to shared based compensation [2] | (1.6) | (1.5) | (2.4) |
| Capital and other losses | — | (1.4) | — |
| Non-deductible transaction costs | — | — | 1.1 |
| Non-deductible termination fee | — | — | 12.9 |
| Other — net | 0.1 | (0.3) | (0.4) |
| Effective tax rate | 17.1% | 16.2% | 32.3% |

(1) The Company determines the adjustment for taxes on international operations based on the difference between the statutory tax rate applicable to earnings in each foreign jurisdiction and the enacted rate of 25.0%, 25.0% and 25.0% at December 31, 2023, 2022, and 2021, respectively. The benefit to the Company's effective income tax rate from taxes on international operations relates to benefits from lower-taxed global operations, primarily due to the use of global funding structures and the tax holiday in Singapore.

(2) Excess tax benefits and deficiencies from share-based payment transactions are recognized as income tax expense or benefit in the Company's Consolidated Statements of Income.

The Company has elected to account for GILTI in the period in which it is incurred, and therefore has not provided deferred tax impacts of GILTI in its Consolidated Financial Statements.

The components of the Company's deferred tax assets and liabilities are as follows (in millions):

| As of December 31 | | 2023 | | 2022 |
|---|---|---|---|---|
| **Deferred tax assets:** | | | | |
| Net operating loss, capital loss, interest, and tax credit carryforwards | $ | 1,049 | $ | 952 |
| Employee benefit plans | | 337 | | 297 |
| Lease liabilities | | 164 | | 178 |
| Other accrued expenses | | 155 | | 100 |
| Federal and state benefit of interest from uncertain tax positions | | 75 | | 57 |
| Accrued interest | | 52 | | — |
| Deferred revenue | | 25 | | 26 |
| Investment basis differences | | 49 | | 30 |
| Other [(1)] | | 40 | | 39 |
| Total | | 1,946 | | 1,679 |
| Valuation allowance on deferred tax assets | | (197) | | (275) |
| Total | $ | 1,749 | $ | 1,404 |
| **Deferred tax liabilities:** | | | | |
| Intangibles and property, plant and equipment | $ | (254) | $ | (258) |
| Deferred costs | | (149) | | (147) |
| Lease right-of-use asset | | (135) | | (151) |
| Unremitted earnings | | (44) | | (38) |
| Other accrued expenses | | (20) | | (20) |
| Unrealized foreign exchange gains | | (18) | | (23) |
| Other | | (49) | | (42) |
| Total | $ | (669) | $ | (679) |
| Net deferred tax asset | $ | 1,080 | $ | 725 |

(1)   $1 million of Lease and service guarantees reported for the year-ended Dec 31, 2022 have been reclassified into "Other".

Deferred income taxes (assets and liabilities have been netted by jurisdiction) have been classified in the Consolidated Statements of Financial Position as follows (in millions):

| As of December 31 | | 2023 | | 2022 |
|---|---|---|---|---|
| Deferred tax assets — non-current | $ | 1,195 | $ | 824 |
| Deferred tax liabilities — non-current | | (115) | | (99) |
| Net deferred tax asset | $ | 1,080 | $ | 725 |

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjusts the valuation allowance accordingly. Considerations with respect to the realizability of deferred tax assets include the period of expiration of the deferred tax asset, historical earnings and projected future taxable income by jurisdiction as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Significant management judgment is required in determining the assumptions and estimates related to the amount and timing of future taxable income. Valuation allowances have been established primarily with regard to the tax benefits of certain tax credits, net operating loss carryforwards, and capital loss carryforwards. Valuation allowances decreased by $78 million as of December 31, 2023, when compared to December 31, 2022. The change is primarily attributable to a decrease in valuation allowances related to capital loss carryforwards that expired and certain net operating loss carryforwards.

The Company generally intends to limit distributions from foreign subsidiaries in excess of U.S. tax earnings and profits (except where distributions would be limited by available cash) and to limit repatriations from certain other jurisdictions that would otherwise generate a U.S. tax liability. As of December 31, 2023, the Company has accrued $44 million for local country income taxes, withholding taxes and state income taxes on those undistributed earnings that are not indefinitely reinvested. The Company has not provided for deferred taxes on outside basis differences in our investments in our foreign subsidiaries that are unrelated to these accumulated undistributed earnings, as these outside basis differences are indefinitely reinvested. A determination of the unrecognized deferred taxes related to these other components of our outside basis differences is not practicable.

The Company had the following carryforwards (in millions):

| As of December 31 | | 2023 | | 2022 |
|---|---|---|---|---|
| **U.K.** | | | | |
| Operating loss carryforwards | $ | 1,033 | $ | 608 |
| Capital loss carryforwards | $ | 550 | $ | 533 |
| | | | | |
| **U.S.** | | | | |
| Federal operating loss carryforwards | $ | 1 | $ | 1 |
| Federal capital loss carryforwards | $ | — | $ | 112 |
| Federal interest carryforwards | $ | 2,303 | $ | 2,269 |
| Federal foreign tax credit carryforwards | $ | 24 | $ | 20 |
| | | | | |
| State operating loss carryforwards | $ | 493 | $ | 473 |
| State capital loss carryforwards | $ | — | $ | 123 |
| State interest carryforwards | $ | 1,209 | $ | 1,187 |
| | | | | |
| **Other Non-U.S.** | | | | |
| Operating loss carryforwards | $ | 461 | $ | 490 |
| Capital loss carryforwards | $ | 7 | $ | 8 |
| Interest carryforwards | $ | 129 | $ | 26 |
| Other carryforwards | $ | 3 | $ | 5 |

The U.K. operating losses and capital losses have an indefinite carryforward period. The federal operating loss carryforwards generated through December 31, 2017 expire at various dates between 2034 and 2036 while federal operating loss carryforwards generated after this date have indefinite carryforward periods. State net operating losses as of December 31, 2023 have various carryforward periods and will begin to expire in 2024. Federal and state interest carryforwards have indefinite carryforward periods. Foreign tax credits can be carried forward for ten years and will begin to expire in 2029. Operating, capital losses, and other carryforwards in other non-U.S. jurisdictions have various carryforward periods and will begin to expire in 2024. The interest carryforwards in other non-U.S. jurisdictions have an indefinite carryforward period.

During 2012, the Company was granted a tax holiday for the period from October 1, 2012 through September 30, 2022, with respect to withholding taxes and certain income derived from services in Singapore. The Company has been granted a new incentive for the period October 1, 2022 to September 30, 2032. The new incentive provides for a reduced withholding tax rate and a reduced tax rate on certain income derived from services in Singapore, as long as certain conditions are met.

The benefit realized was approximately $93 million, $115 million, and $104 million during the years ended December 31, 2023, 2022, and 2021, respectively. The impact of this tax holiday on diluted earnings per share was $0.45, $0.54, and $0.46 during the years ended December 31, 2023, 2022, and 2021, respectively.

## Uncertain Tax Positions

The following is a reconciliation of the Company's beginning and ending amount of uncertain tax positions (in millions):

| | 2023 | 2022 |
|---|---:|---:|
| Balance at January 1 | $ 601 | $ 347 |
| Additions based on tax positions related to the current year | 40 | 35 |
| Additions for tax positions of prior years | 2 | 226 |
| Reductions for tax positions of prior years | (3) | (1) |
| Settlements | — | (1) |
| Business combinations | — | — |
| Lapse of statute of limitations | (3) | (5) |
| Foreign currency translation | — | — |
| Balance at December 31 | $ 637 | $ 601 |

The Company's liability for uncertain tax positions as of December 31, 2023, 2022, and 2021, includes $570 million, $535 million, and $295 million, respectively, related to amounts that would impact the effective tax rate if recognized. It is possible that the amount of unrecognized tax benefits may change in the next twelve months; however, the Company does not expect the change to have a significant impact on its consolidated statements of income or consolidated balance sheets. These changes may be the result of settlements of ongoing audits. At this time, an estimate of the range of the reasonably possible outcomes within the next twelve months cannot be made.

The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes. The Company accrued potential interest and penalties of $62 million, $40 million, and $22 million in 2023, 2022, and 2021, respectively. The Company recorded a liability for interest and penalties of $244 million, $181 million, and $142 million as of December 31, 2023, 2022, and 2021, respectively.

The Company and its subsidiaries file income tax returns in their respective jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2007. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2015. The Company has concluded income tax examinations in its primary non-U.S. jurisdictions through 2008.

## 11. Shareholders' Equity (Deficit)

### Distributable Profits

The Company is required under Irish law to have available "distributable profits" to make share repurchases or pay dividends to shareholders. Distributable profits are created through the earnings of the Irish parent company and, among other methods, through intercompany dividends or a reduction in share capital approved by the High Court of Ireland. Distributable profits are not linked to a U.S. GAAP reported amount (e.g., accumulated deficit). As of December 31, 2023 and 2022, the Company had distributable profits in excess of $27.5 billion and $29.0 billion, respectively. We believe that we have the ability to create sufficient distributable profits for the foreseeable future.

### Ordinary Shares

Aon has a share repurchase program authorized by the Company's Board of Directors. The Repurchase Program was established in April 2012 with $5.0 billion in authorized repurchases and was increased by $5.0 billion in authorized repurchases in each of November 2014, June 2017, and November 2020, and by $7.5 billion in February 2022 for a total of $27.5 billion in repurchase authorizations.

Under the Repurchase Program, the Company's class A ordinary shares may be repurchased through the open market or in privately negotiated transactions, from time to time, based on prevailing market conditions and will be funded from available capital.

The following table summarizes the Company's share repurchase activity (in millions, except per share data):

| | Years Ended December 31 | | | |
|---|---|---|---|---|
| | | 2023 | | 2022 |
| Shares repurchased | | 8.4 | | 11.1 |
| Average price per share | $ | 321.52 | $ | 289.76 |
| Repurchase costs recorded to Accumulated deficit | $ | 2,700 | $ | 3,203 |

At December 31, 2023, the remaining authorized amount for share repurchases under the Repurchase Program was approximately $3.3 billion. Under the Repurchase Program, the Company has repurchased a total of 169.1 million shares for an aggregate cost of approximately $24.2 billion.

*Weighted Average Ordinary Shares*

Weighted average ordinary shares outstanding are as follows (in millions):

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Basic weighted average ordinary shares outstanding | 203.5 | 211.7 | 224.7 |
| Dilutive effect of potentially issuable shares | 1.5 | 1.5 | 1.4 |
| Diluted weighted average ordinary shares outstanding | 205.0 | 213.2 | 226.1 |

Potentially issuable shares are not included in the computation of Diluted net income per share attributable to Aon shareholders if their inclusion would be antidilutive. There were no shares excluded from the calculation in 2023, 0.8 million shares excluded in 2022, and 0.3 million shares excluded in 2021.

*Accumulated Other Comprehensive Loss*

Changes in Accumulated other comprehensive loss by component, net of related tax, are as follows (in millions):

| | Change in Fair Value of Financial Instruments [1] | Foreign Currency Translation Adjustments | Postretirement Benefit Obligation [2] | Total |
|---|---|---|---|---|
| Balance at December 31, 2020 | $ 1 | $ (1,045) | $ (2,817) | $ (3,861) |
| Other comprehensive income (loss) before reclassifications: | | | | |
| Other comprehensive income (loss) before reclassifications | — | (290) | 227 | (63) |
| Tax benefit | — | 2 | (58) | (56) |
| Other comprehensive income (loss) before reclassifications, net | — | (288) | 169 | (119) |
| Amounts reclassified from accumulated other comprehensive income (loss): | | | | |
| Amounts reclassified from accumulated other comprehensive income | 2 | — | 142 | 144 |
| Tax expense | (1) | — | (34) | (35) |
| Amounts reclassified from accumulated other comprehensive income, net | 1 | — | 108 | 109 |
| Net current period other comprehensive income (loss) | 1 | (288) | 277 | (10) |
| Balance at December 31, 2021 | $ 2 | $ (1,333) | $ (2,540) | $ (3,871) |
| Other comprehensive income (loss) before reclassifications: | | | | |
| Other comprehensive income (loss) before reclassifications | (15) | (528) | (569) | (1,112) |
| Tax benefit (expense) | 4 | — | 149 | 153 |
| Other comprehensive income (loss) before reclassifications, net | (11) | (528) | (420) | (959) |
| Amounts reclassified from accumulated other comprehensive income (loss): | | | | |
| Amounts reclassified from accumulated other comprehensive income (loss) | (2) | — | 282 | 280 |
| Tax expense | — | — | (73) | (73) |
| Amounts reclassified from accumulated other comprehensive income (loss), net | (2) | — | 209 | 207 |
| Net current period other comprehensive income (loss) | (13) | (528) | (211) | (752) |
| Balance at December 31, 2022 | $ (11) | $ (1,861) | $ (2,751) | $ (4,623) |
| Other comprehensive income (loss) before reclassifications: | | | | |
| Other comprehensive loss before reclassifications | 8 | 278 | (212) | 74 |
| Tax benefit (expense) | (1) | (1) | 54 | 52 |
| Other comprehensive loss before reclassifications, net | 7 | 277 | (158) | 126 |
| Amounts reclassified from accumulated other comprehensive income (loss): | | | | |
| Amounts reclassified from accumulated other comprehensive income | 8 | — | 159 | 167 |
| Tax expense | (2) | — | (41) | (43) |
| Amounts reclassified from accumulated other comprehensive income, net | 6 | — | 118 | 124 |
| Net current period other comprehensive income (loss) | 13 | 277 | (40) | 250 |
| Balance at December 31, 2023 | $ 2 | $ (1,584) | $ (2,791) | $ (4,373) |

(1) Reclassifications from this category included in Accumulated other comprehensive loss are recorded in Total revenue, Interest expense, and Compensation and benefits in the Consolidated Statements of Income. Refer to Note 14 "Derivatives and Hedging" for further information regarding the Company's derivative and hedging activity.

(2) Reclassifications from this category included in Accumulated other comprehensive loss are recorded in Other income (expense) in the Consolidated Statements of Income.

## 12. Employee Benefits

*Defined Contribution Savings Plans*

Aon maintains defined contribution savings plans for the benefit of its employees. The expense recognized for these plans is included in Compensation and benefits in the Consolidated Statements of Income. The expense for the significant plans in the U.S., U.K., Netherlands, and Canada is as follows (in millions):

|  | Years Ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | | 2023 | | 2022 | | 2021 |
| U.S. | $ | 114 | $ | 108 | $ | 103 |
| U.K. | | 52 | | 47 | | 46 |
| Netherlands and Canada | | 33 | | 33 | | 35 |
| Total | $ | 199 | $ | 188 | $ | 184 |

*Pension and Other Postretirement Benefits*

The Company sponsors defined benefit pension and postretirement health and welfare plans that provide retirement, medical, and life insurance benefits. The postretirement health care plans are contributory, with retiree contributions adjusted annually, and the life insurance and pension plans are generally noncontributory. The significant U.S., U.K., Netherlands, and Canada pension plans are closed to new entrants.

## Pension Plans

The following tables provide a reconciliation of the changes in the projected benefit obligations and fair value of assets for the years ended December 31, 2023 and 2022, and a statement of the funded status as of December 31, 2023 and 2022, for Aon's significant U.K., U.S., and other major pension plans, which are located in the Netherlands and Canada. These plans represent approximately 88% of the Company's projected benefit obligations.

| (millions) | U.K. 2023 | U.K. 2022 | U.S. 2023 | U.S. 2022 | Other 2023 | Other 2022 |
|---|---|---|---|---|---|---|
| *Change in projected benefit obligation* | | | | | | |
| At January 1 | $ 2,946 | $ 4,919 | $ 2,180 | $ 3,164 | $ 1,094 | $ 1,531 |
| Service cost | — | 1 | — | — | — | — |
| Interest cost | 147 | 83 | 103 | 73 | 41 | 19 |
| Plan amendment | 5 | — | — | — | — | — |
| Settlements | — | — | 3 | (283) | (63) | — |
| Actuarial (gain) loss | 143 | (1,418) | 51 | (607) | 63 | (322) |
| Benefit payments | (173) | (195) | (138) | (167) | (44) | (45) |
| Foreign currency impact | 165 | (444) | — | — | 38 | (89) |
| As of December 31 | $ 3,233 | $ 2,946 | $ 2,199 | $ 2,180 | $ 1,129 | $ 1,094 |
| Accumulated benefit obligation at end of year | $ 3,233 | $ 2,946 | $ 2,199 | $ 2,180 | $ 1,117 | $ 1,079 |
| *Change in fair value of plan assets* | | | | | | |
| At January 1 | $ 3,537 | $ 6,246 | $ 1,481 | $ 2,378 | $ 1,032 | $ 1,430 |
| Actual return on plan assets | 211 | (1,961) | 121 | (484) | 93 | (284) |
| Employer contributions | 4 | 7 | 32 | 37 | 14 | 15 |
| Settlements | — | — | 3 | (283) | (63) | — |
| Benefit payments | (173) | (195) | (138) | (167) | (44) | (45) |
| Foreign currency impact | 196 | (559) | — | — | 37 | (83) |
| As of December 31 | $ 3,775 | $ 3,537 | $ 1,499 | $ 1,481 | $ 1,069 | $ 1,032 |
| Market related value at end of year | $ 3,775 | $ 3,537 | $ 1,788 | $ 1,794 | $ 1,069 | $ 1,032 |
| *Amount recognized in Statement of Financial Position as of December 31* | | | | | | |
| Funded status | $ 542 | $ 591 | $ (700) | $ (699) | $ (60) | $ (62) |
| Unrecognized prior-service cost | 39 | 35 | — | — | (5) | (6) |
| Unrecognized loss | 1,870 | 1,726 | 1,319 | 1,305 | 436 | 443 |
| Net amount recognized | $ 2,451 | $ 2,352 | $ 619 | $ 606 | $ 371 | $ 375 |

In 2023, the net actuarial losses increased the benefit obligation primarily due to the decrease in discount rates. During 2022, the benefit obligation decreased primarily as a result of increases in the discount rates. In 2022, the value of plan assets decreased as a result of negative asset returns, predominately in the U.K, and overall weaker exchange rates versus the U.S. Dollar compared to prior year. The U.K. pension assets are concentrated in fixed income and annuities which were disproportionately negatively impacted by the decreasing interest rate environment. The U.K. hedging strategy continues to perform as expected and the related pension plans remain over-funded.

In May 2023, to further its pension de-risking strategy, the Company settled certain pension obligations in the Netherlands through the purchase of annuities, where certain pension assets were liquidated to purchase the annuities. The transaction settled $63 million of benefit obligations using $63 million of assets.

In November 2022, to further its pension de-risking strategy the Company purchased an annuity for portions of its U.S. pension plans that will settle certain obligations. The transaction settled $280 million of benefit obligations using $280 million of assets.

Amounts recognized in the Consolidated Statements of Financial Position consist of (in millions):

| | U.K. | | U.S. | | Other | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Prepaid benefit cost [1] | $ 570 | $ 612 | $ — | $ — | $ 1 | $ — |
| Accrued benefit liability - current [2] | (1) | (1) | (42) | (42) | (4) | (5) |
| Accrued benefit liability - non-current [3] | (27) | (20) | (658) | (657) | (57) | (57) |
| Accumulated other comprehensive loss | 1,909 | 1,761 | 1,319 | 1,305 | 431 | 437 |
| Net amount recognized | $ 2,451 | $ 2,352 | $ 619 | $ 606 | $ 371 | $ 375 |

(1) Included in Prepaid pension.
(2) Included in Other current liabilities.
(3) Included in Pension, other postretirement, and postemployment liabilities.

Amounts recognized in Accumulated other comprehensive loss (income) that have not yet been recognized as components of net periodic benefit cost at December 31, 2023 and 2022 consist of (in millions):

| | U.K. | | U.S. | | Other | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Net loss | $ 1,870 | $ 1,726 | $ 1,319 | $ 1,305 | $ 436 | $ 443 |
| Prior service cost (income) | 39 | 35 | — | — | (5) | (6) |
| Total | $ 1,909 | $ 1,761 | $ 1,319 | $ 1,305 | $ 431 | $ 437 |

In 2023, U.S. plans with a PBO and an ABO in excess of the fair value of plan assets had a PBO of $2.2 billion, an ABO of $2.2 billion, and plan assets with a fair value of $1.5 billion. U.K. plans with a PBO and an ABO in excess of the fair value of plan assets had a PBO of $124 million, an ABO of $124 million and, plan assets with a fair value of $96 million. Other plans with a PBO in excess of the fair value of plan assets had a PBO of $1.0 billion and plan assets with a fair value of $0.9 billion, and other plans with an ABO in excess of the fair value of plan assets had an ABO of $233 million and plan assets with a fair value of $178 million.

In 2022, U.S. plans with a PBO and an ABO in excess of the fair value of plan assets had a PBO of $2.2 billion, an ABO of $2.2 billion, and plan assets with a fair value of $1.5 billion. U.K. plans with a PBO and an ABO in excess of the fair value of plan assets had a PBO of $114 million, an ABO of $114 million and, plan assets with a fair value of $93 million. Other plans with a PBO in excess of the fair value of plan assets had a PBO of $1.1 billion and plan assets with a fair value of $1.0 billion, and other plans with an ABO in excess of the fair value of plan assets had an ABO of $220 million and plan assets with a fair value of $116 million.

Service cost is reported in Compensation and benefits and all other components are reported in Other income (expense) as follows (in millions):

| | U.K. | | | U.S. | | | Other | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Service cost | $ — | $ 1 | $ 1 | $ — | $ — | $ — | $ — | $ — | $ — |
| Interest cost | 147 | 83 | 65 | 103 | 73 | 57 | 41 | 19 | 12 |
| Expected return on plan assets, net of administration expenses | (190) | (134) | (137) | (119) | (108) | (130) | (48) | (33) | (32) |
| Amortization of prior-service cost | 2 | 2 | 2 | — | — | — | — | — | — |
| Amortization of net actuarial loss | 75 | 29 | 32 | 34 | 61 | 78 | 13 | 13 | 15 |
| Net periodic benefit (income) cost | 34 | (19) | (37) | 18 | 26 | 5 | 6 | (1) | (5) |
| Settlement expense | — | — | 5 | — | 170 | — | 27 | — | — |
| Total net periodic benefit cost (income) | $ 34 | $ (19) | $ (32) | $ 18 | $ 196 | $ 5 | $ 33 | $ (1) | $ (5) |

The Company uses a full-yield curve approach in the estimation of the service and interest cost components of net periodic pension and postretirement benefit cost for its major pension and other postretirement benefit plans. This estimation was obtained by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

In May 2023, to further its pension de-risking strategy, the Company settled certain pension obligations in the Netherlands through the purchase of an annuity. A non-cash settlement charge of approximately $27 million was recognized.

In November 2022, to further its pension de-risking strategy the Company purchased an annuity for portions of its U.S. pension plans that will settle certain obligations. This triggered settlement accounting which required immediate recognition of a portion of the accumulated losses associated with the plan. Consequently, the Company recognized a non-cash settlement charge of approximately $170 million in 2022.

Transfer payments from certain U.K. pension plans exceeded the plan's service and interest cost in 2021. This triggered settlement accounting which required immediate recognition of a portion of the accumulated losses associated with the plan. Consequently, the Company recognized a non-cash settlement charge for approximately £3 million in 2021 ($5 million using December 31, 2021 exchange rates).

The weighted-average assumptions used to determine benefit obligations are as follows:

| | U.K. | | U.S. [1] | | Other | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Discount rate | 4.58% | 4.89% | 4.60 - 4.84% | 4.82 - 5.03% | 2.95 - 4.65% | 3.23 - 5.19% |
| Rate of compensation increase | 3.38 - 3.88% | 3.59 - 4.09% | N/A | N/A | 1.00 - 3.00% | 1.00 - 3.00% |
| Underlying price inflation | 2.33% | 2.44% | N/A | N/A | 2.00% | 2.00% |

(1) U.S. pension plans are frozen and therefore not impacted by compensation increases or price inflation.

The weighted-average assumptions used to determine the net periodic benefit cost are as follows:

| | U.K. | | | U.S. | | | Other | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Discount rate | 4.95% | 1.85% | 1.20% | 4.80 - 4.91% | 1.67 - 2.25% | 1.12 - 1.79% | 3.35 - 5.15% | 0.84 - 2.58% | 0.28 - 2.00% |
| Expected return on plan assets, net of administration expenses | 5.34% | 2.34% | 2.04% | 6.82% | 2.03 - 5.28% | 2.65 - 6.56% | 4.20 - 4.85% | 1.80 - 3.15% | 1.70 - 2.65% |
| Rate of compensation increase | 3.59 - 4.09% | 3.62 - 4.12% | 3.22 - 3.72% | N/A | N/A | N/A | 1.00 - 3.00% | 1.00 - 3.00% | 1.00 - 3.00% |

### Expected Return on Plan Assets

To determine the expected long-term rate of return on plan assets, the historical performance, investment community forecasts, and current market conditions are analyzed to develop expected returns for each asset class used by the plans. The expected returns for each asset class are weighted by the target allocations of the plans. The expected return of 6.82% on U.S. plan assets reflects a portfolio that is seeking asset growth through a higher equity allocation while maintaining prudent risk levels. The portfolio contains certain assets that have historically resulted in higher returns, as well as other financial instruments to minimize downside risk.

No plan assets are expected to be returned to the Company during 2024.

### Fair value of plan assets

The Company determined the fair value of plan assets through numerous procedures based on the asset class and available information. Refer to Note 15 "Fair Value Measurements and Financial Instruments" for a description of the procedures performed to determine the fair value of the plan assets.

The fair values of the Company's U.S. pension plan assets at December 31, 2023 and December 31, 2022, by asset category, are as follows (in millions):

| Asset Category | Balance at December 31, 2023 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | Fair Value Measurements Using | | |
| Cash and cash equivalents [1] | $ 35 | $ 35 | $ — | $ — |
| Equity investments: | | | | |
| Equity securities | 74 | 74 | — | — |
| Equity derivatives | — | — | — | — |
| Pooled funds [2] | 341 | — | — | — |
| Fixed income investments: | | | | |
| Corporate bonds | 124 | — | 124 | — |
| Government and agency bonds | 272 | 232 | 40 | — |
| Fixed Income Derivatives | 2 | — | 2 | — |
| Pooled funds [2] | 373 | — | — | — |
| Other investments: | | | | |
| Real estate [2][3] | 93 | — | — | — |
| Alternative investments [2][4] | 185 | — | — | — |
| Total | $ 1,499 | $ 341 | $ 166 | $ — |

| Asset Category | Balance at December 31, 2022 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | Fair Value Measurements Using | | |
| Cash and cash equivalents [1] | $ 42 | $ 42 | $ — | $ — |
| Equity investments: | | | | |
| Equity securities | 64 | 64 | — | — |
| Equity derivatives | (6) | — | (6) | — |
| Pooled funds [2] | 293 | — | — | — |
| Fixed income investments: | | | | |
| Corporate bonds | 192 | — | 192 | — |
| Government and agency bonds | 149 | 124 | 25 | — |
| Pooled funds [2] | 507 | — | — | — |
| Other investments: | | | | |
| Real estate [2][3] | 113 | — | — | — |
| Alternative investments [2][4] | 127 | — | — | — |
| Total | $ 1,481 | $ 230 | $ 211 | $ — |

(1) Consists of cash and institutional short-term investment funds.
(2) Certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair values to the amounts presented in the plan assets contained in this Note.
(3) Consists of property funds and trusts holding direct real estate investments.
(4) Consists of limited partnerships, private equity, and hedge funds.

The fair values of the Company's major U.K. pension plan assets at December 31, 2023 and December 31, 2022, by asset category, are as follows (in millions):

| | Balance at December 31, 2023 | Fair Value Measurements Using | | |
| --- | --- | --- | --- | --- |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and cash equivalents [1] | $ 273 | $ 273 | $ — | $ — |
| Equity investments: | | | | |
| Pooled funds [2] | — | — | — | — |
| Fixed income investments: | | | | |
| Derivatives [3] | (255) | — | (255) | — |
| Government and agency bonds | 1,570 | 1,570 | — | — |
| Annuities | 1,510 | — | — | 1,510 |
| Pooled funds [2] | 160 | — | — | — |
| Other investments: | | | | |
| Real estate [2][4] | 92 | — | — | — |
| Pooled funds [2][5] | 425 | — | — | — |
| Total | $ 3,775 | $ 1,843 | $ (255) | $ 1,510 |

| | Balance at December 31, 2022 | Fair Value Measurements Using | | |
| --- | --- | --- | --- | --- |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and cash equivalents [1] | $ 336 | $ 336 | $ — | $ — |
| Equity investments: | | | | |
| Pooled funds [2] | — | — | — | — |
| Fixed income investments: | | | | |
| Derivatives [3] | (548) | — | (548) | — |
| Government and agency bonds | 1,593 | 1,593 | — | — |
| Annuities | 1,403 | — | — | 1,403 |
| Pooled funds [2] | 139 | — | — | — |
| Other investments: | | | | |
| Real estate [2][4] | 97 | — | — | — |
| Pooled funds [2][5] | 517 | — | — | — |
| Total | $ 3,537 | $ 1,929 | $ (548) | $ 1,403 |

(1) Consists of cash and institutional short-term investment funds.
(2) Certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair values to the amounts presented in the plan assets contained in this Note.
(3) Consists of equity securities and equity derivatives, including repurchase agreements.
(4) Consists of property funds and trusts holding direct real estate investments.
(5) Consists of multi-strategy limited partnerships, private equity, hedge funds, and collective investment schemes with a diversified portfolio of cash, equities, equity related securities, derivatives, and/or fixed income securities.

The following table presents the changes in the Level 3 fair-value category in the Company's U.K. pension plans for the years ended December 31, 2023 and December 31, 2022 (in millions):

| Fair Value Measurements Using Level 3 Inputs | Annuities |
|---|---|
| Balance at January 1, 2022 | $ 2,305 |
| Actual return on plan assets: | |
| Relating to assets still held at December 31, 2022 | (674) |
| Purchase, sales and settlements-net | — |
| Foreign exchange | (228) |
| Balance at December 31, 2022 | 1,403 |
| Actual return on plan assets: | |
| Relating to assets still held at December 31, 2023 | 30 |
| Purchases, sales and settlements-net | — |
| Foreign exchange | 77 |
| Balance at December 31, 2023 | $ 1,510 |

The fair values of the Company's other major pension plan assets at December 31, 2023 and December 31, 2022, by asset category, are as follows (in millions):

| | Balance at December 31, 2023 | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and cash equivalents [1] | $ 26 | $ 26 | $ — | $ — |
| Equity investments: | | | | |
| Equity securities | 53 | 53 | — | — |
| Pooled funds [2] | 204 | — | — | — |
| Fixed income investments: | | | | |
| Government and agency bonds | 243 | 243 | — | — |
| Derivatives | (3) | — | (3) | — |
| Pooled funds [2] | 490 | — | — | — |
| Other investments: | | | | |
| Alternative investments [2][3] | 47 | — | — | — |
| Real estate [2][4] | 9 | — | — | — |
| Total | $ 1,069 | $ 322 | $ (3) | $ — |

| | Balance at December 31, 2022 | Fair Value Measurements Using | | |
| --- | --- | --- | --- | --- |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and cash equivalents [1] | $ 30 | $ 30 | $ — | $ — |
| Equity investments: | | | | |
| Equity securities | 53 | 53 | — | — |
| Pooled funds [2] | 211 | — | — | — |
| Fixed income investments: | | | | |
| Government and agency bonds | 225 | 225 | — | — |
| Derivatives | (3) | — | (3) | |
| Pooled funds [2] | 462 | — | — | — |
| Other investments: | | | | |
| Alternative investments [2][3] | 42 | — | — | — |
| Real estate [2][4] | 12 | — | — | — |
| Total | $ 1,032 | $ 308 | $ (3) | $ — |

(1) Consists of cash and institutional short-term investment funds.
(2) Certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair values to the amounts presented in the plan assets contained in this Note.
(3) Consists of limited partnerships, private equity, and hedge funds.
(4) Consists of property funds and trusts holding direct real estate investments.

### Investment Policy and Strategy

The U.S. investment policy, as established by the RPGIC, seeks reasonable asset growth at prudent risk levels within weighted average target allocations. At December 31, 2023, the weighted average targeted allocation for the U.S. plans was 28% for equity investments, 50% for fixed income investments, and 22% for other investments. Aon believes that plan assets are well-diversified and are of appropriate quality. The investment portfolio asset allocation is reviewed quarterly and re-balanced to be within policy target allocations. The investment policy is reviewed at least annually and revised, as deemed appropriate by the RPGIC. The investment policies for international plans are generally established by the local pension plan trustees and seek to maintain the plans' ability to meet liabilities and to comply with local minimum funding requirements. Plan assets are invested in diversified portfolios that provide adequate levels of return at an acceptable level of risk. The investment policies are reviewed at least annually and revised, as deemed appropriate to ensure that the objectives are being met. At December 31, 2023, the weighted average targeted allocation for the U.K. and non-U.S. plans was 6% for equity investments, 89% for fixed income investments, and 5% for other investments.

### Cash Flows

#### Contributions

Based on current assumptions, in 2024, the Company expects to contribute approximately $2 million, $53 million, and $13 million to its significant U.K., U.S., and other major pension plans, respectively.

#### Estimated Future Benefit Payments

Estimated future benefit payments for plans, not including voluntary one-time lump sum payments, are as follows at December 31, 2023 (in millions):

| | U.K. | U.S. | Other |
| --- | --- | --- | --- |
| 2024 | $ 165 | $ 160 | $ 47 |
| 2025 | $ 169 | $ 159 | $ 48 |
| 2026 | $ 174 | $ 164 | $ 50 |
| 2027 | $ 179 | $ 166 | $ 51 |
| 2028 | $ 184 | $ 159 | $ 52 |
| 2029 - 2033 | $ 966 | $ 756 | $ 275 |

*U.S. and Canadian Other Postretirement Benefits*

The following table provides an overview of the accumulated PBO, fair value of plan assets, funded status and net amount recognized as of December 31, 2023 and 2022 for the Company's other significant postretirement benefit plans located in the U.S. and Canada (in millions):

| | 2023 | | 2022 | |
|---|---|---|---|---|
| Accumulated projected benefit obligation | $ | 91 | $ | 83 |
| Fair value of plan assets | | 15 | | 14 |
| Funded status | | (76) | | (69) |
| Unrecognized prior-service credit | | — | | (1) |
| Unrecognized (gain) loss | | (16) | | (19) |
| Net amount recognized | $ | (92) | $ | (89) |

Other information related to the Company's other postretirement benefit plans are as follows:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Net periodic benefit cost recognized (millions) | $4 | $3 | $5 |
| Weighted-average discount rate used to determine future benefit obligations | 4.65 - 4.87% | 4.94 -5.19% | 2.52 -3.06% |
| Weighted-average discount rate used to determine net periodic benefit costs | 4.92 - 5.17% | 1.97 -2.69% | 1.45 - 2.68% |

Based on current assumptions, the Company expects:

- The amount in Accumulated other comprehensive income expected to be recognized as a component of net periodic benefit cost during 2024 is $0.7 million net gain and $0.2 million of prior-service credit.

- To contribute $6 million to fund significant other postretirement benefit plans during 2024.

- Estimated future benefit payments will be approximately $6 million each year for 2024 through 2028, and $28 million in aggregate for 2029-2033.

## 13.   Share-Based Compensation Plans

The following table summarizes share-based compensation expense recognized in the Consolidated Statements of Income in Compensation and benefits (in millions):

| | Years Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2021 | |
| Restricted share units | $ | 283 | $ | 251 | $ | 204 |
| Performance share awards | | 143 | | 134 | | 189 |
| Employee share purchase plans and other [(1)] | | 12 | | 12 | | 56 |
| Total share-based compensation expense | | 438 | | 397 | | 449 |
| Tax benefit | | 91 | | 83 | | 87 |
| Share-based compensation expense, net of tax | $ | 347 | $ | 314 | $ | 362 |

(1)   2021 includes expenses related to the Aon United Growth Ownership Plan.

*Restricted Share Units*

RSUs generally vest between three and five years. The fair value of RSUs is based upon the market value of the Company's class A ordinary shares at the date of grant. With certain limited exceptions, any break in continuous employment will cause the forfeiture of all non-vested awards. Compensation expense associated with RSUs is recognized on a straight-line basis over the requisite service period. Dividend equivalents are paid on certain RSUs, based on the initial grant amount.

The following table summarizes the status of the Company's RSUs (shares in thousands, except fair value):

| | Shares | Fair Value [1] |
|---|---|---|
| Non-vested balance at December 31, 2022 | 2,863 | $ 238 |
| Granted | 1,128 | $ 302 |
| Vested | (1,124) | $ 221 |
| Forfeited | (193) | $ 254 |
| Non-vested balance at December 31, 2023 | 2,674 | $ 271 |

(1) Represents per share weighted average fair value of award at date of grant.

The weighted-average grant date fair value of the Company's RSU awards granted during the years ended December 31, 2023, December 31, 2022, and December 31, 2021 was $302, $279, and $253, respectively. The fair value of RSUs that vested during 2023, 2022, and 2021 was $248 million, $216 million, and $189 million, respectively.

Unamortized deferred compensation expense amounted to $477 million as of December 31, 2023, with a remaining weighted average amortization period of approximately 2.0 years.

*Performance Share Awards*

The vesting of PSAs is contingent upon meeting a cumulative level of adjusted diluted earnings per share related performance over a three-year period. The actual issuance of shares may range from 0-200% of the target number of PSAs granted, based on the terms of the plan and level of achievement of the related performance target. The grant date fair value of PSAs is based upon the market price of the Company's class A ordinary shares at the date of grant, reduced by the present value of estimated dividends foregone during the vesting period. The performance conditions are not considered in the determination of the grant date fair value for these awards. Compensation expense is recognized over the performance period based on management's estimate of the number of units expected to vest. Management evaluates its estimate of the actual number of shares expected to be issued at the end of the programs on a quarterly basis. The cumulative effect of the change in estimate is recognized in the period of change as an adjustment to Compensation and benefits in the Consolidated Statements of Income, if necessary. Dividend equivalents are not paid on PSAs.

The following table summarizes the status of the Company's PSAs at 100% of the targeted amount (shares in thousands, except fair value):

| | Shares | Fair Value [1] |
|---|---|---|
| Non-vested balance at December 31, 2022 | 1,136 | $ 222 |
| Granted | 331 | $ 298 |
| Vested | (478) | $ 163 |
| Forfeited | (12) | $ 285 |
| Non-vested balance at December 31, 2023 | 977 | $ 275 |

(1) Represents per share weighted average fair value of award at date of grant.

The per share weighted-average grant date fair value of the Company's PSA awards granted during the years ended December 31, 2023, December 31, 2022, and December 31, 2021 was $298, $311, and $225, respectively. The payout of shares in 2023 with respect to the PSA awards granted in 2020 based on performance for the three-year performance period ended 2022 was, in aggregate, 956 thousand shares. The fair value of PSAs that vested during 2023, 2022, and 2021 was $156 million, $145 million, and $112 million, respectively.

Unamortized compensation expense, based on current performance levels, amounted to $112 million as of December 31, 2023, with a remaining weighted average amortization period of approximately 1.3 years.

## 14. Derivatives and Hedging

The Company is exposed to market risks, including changes in foreign currency exchange rates and interest rates. To manage the risk related to these exposures, the Company enters into various derivative instruments that reduce these risks by creating offsetting exposures. The Company does not enter into derivative transactions for trading or speculative purposes.

*Foreign Exchange Risk Management*

The Company is exposed to foreign exchange risk when it earns revenues, pays expenses, enters into monetary intercompany transfers or other transactions denominated in a currency that differs from its functional currency. The Company uses foreign exchange derivatives, typically forward contracts, options and cross-currency swaps, to reduce its overall exposure to the effects of currency fluctuations on cash flows. These exposures are hedged, on average, for less than two years. These derivatives are accounted for as hedges, and changes in fair value are recorded each period in Other comprehensive income (loss) in the Consolidated Statements of Comprehensive Income.

The Company also uses foreign exchange derivatives, typically forward contracts and options, to economically hedge the currency exposure of the Company's global liquidity profile, including monetary assets or liabilities that are denominated in a non-functional currency of an entity, typically on a rolling 90-day basis, but may be for up to one year in the future. These derivatives are not accounted for as hedges, and changes in fair value are recorded each period in Other income (expense) in the Consolidated Statements of Income.

The notional and fair values of derivative instruments are as follows (in millions):

| As of December 31 | Notional Amount | | Net Amount of Derivative Assets Presented in the Statements of Financial Position [1] | | Net Amount of Derivative Liabilities Presented in the Statements of Financial Position | |
|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Foreign exchange contracts | | | | | | |
| Accounted for as hedges | $ 1,724 | $ 618 | $ 34 | $ 12 | $ 2 | $ 2 |
| Not accounted for as hedges [3] | 382 | 312 | 2 | — | 1 | 1 |
| Total | $ 2,106 | $ 930 | $ 36 | $ 12 | $ 3 | $ 3 |

(1) Included within Other current assets ($17 million in 2023 and $3 million in 2022) or Other non-current assets ($19 million in 2023 and $9 million in 2022).
(2) Included within Other current liabilities ($3 million in 2023 and $2 million in 2022) or Other non-current liabilities ($1 million in 2022).
(3) These contracts typically are for 90-day durations and executed close to the last day of the most recent reporting month, thereby resulting in nominal fair values at the balance sheet date.

The amounts of derivative gains (losses) recognized in the Consolidated Financial Statements are as follows (in millions):

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| (Loss) gain recognized in Accumulated other comprehensive loss | $ 8 | $ (15) | $ — |

The amounts of derivative gains (losses) reclassified from Accumulated other comprehensive loss to the Consolidated Statements of Income are as follows (in millions):

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Total revenue | $ (8) | $ 2 | $ (3) |
| Compensation and benefits | — | — | 1 |
| Total | $ (8) | $ 2 | $ (2) |

The Company estimates that approximately $4 million of pretax loss currently included within Accumulated other comprehensive loss will be reclassified into earnings in the next twelve months.

The Company recorded a gain of $37 million in 2023, a gain of $11 million in 2022, and a loss of $24 million in 2021 in Other income (expense) for foreign exchange derivatives not designated or qualifying as hedges.

## 15.  Fair Value Measurements and Financial Instruments

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

- Level 1 — observable inputs such as quoted prices for identical assets in active markets;

- Level 2 — inputs other than quoted prices for identical assets in active markets, that are observable either directly or indirectly; and

- Level 3 — unobservable inputs in which there is little or no market data which requires the use of valuation techniques and the development of assumptions.

The following methods and assumptions are used to estimate the fair values of the Company's financial instruments, including pension assets (refer to Note 12 "Employee Benefits"):

*Money market funds* consist of institutional prime, treasury, and government money market funds. The Company reviews treasury and government money market funds to obtain reasonable assurance that the fund net asset value is $1 per share and reviews the floating net asset value of institutional prime money market funds for reasonableness.

*Cash and cash equivalents* consist of cash and institutional short-term investment funds. The Company reviews the short-term investment funds to obtain reasonable assurance that the fund net asset value is $1 per share.

*Equity investments* consist of equity securities and equity derivatives valued using the closing stock price on a national securities exchange. Over the counter equity derivatives are valued using observable inputs such as underlying prices of the underlying security and volatility. On a sample basis the Company reviews the listing of Level 1 equity securities in the portfolio, agrees the closing stock prices to a national securities exchange, and independently verifies the observable inputs for Level 2 equity derivatives and securities.

*Fixed income investments* consist of certain categories of bonds and derivatives. Corporate, government, and agency bonds are valued by pricing vendors who estimate fair value using recently executed transactions and proprietary models based on observable inputs, such as interest rate spreads, yield curves, and credit risk. Asset-backed securities are valued by pricing vendors who estimate fair value using DCF models utilizing observable inputs based on trade and quote activity of securities with similar features. Fixed income derivatives are valued by pricing vendors using observable inputs such as interest rates and yield curves. The Company obtains an understanding of the models, inputs, and assumptions used in developing prices provided by its vendors through discussions with the fund managers. The Company independently verifies the observable inputs, as well as assesses assumptions used for reasonableness based on relevant market conditions and internal Company guidelines. If an assumption is deemed unreasonable, based on internal Company guidelines, it is then reviewed by management and the fair value estimate provided by the vendor is adjusted, if deemed appropriate. These adjustments do not occur frequently and historically are not material to the fair value estimates used in the Consolidated Financial Statements.

*Pooled funds* consist of various equity, fixed income, and real estate mutual fund type investment vehicles. Pooled investment funds fair value is estimated based on the proportionate share ownership in the underlying net assets of the investment, which is based on the fair value of the underlying securities. The underlying securities typically trade on a national securities exchange or may be valued by the fund managers using applicable models, inputs, and assumptions. The Company gains an understanding of the investment guidelines and valuation policies of the fund and discusses fund performance with pooled fund managers. The Company obtains audited fund manager financial statements, when available. If the pooled fund is designed to replicate a publicly traded index, the Company compares the performance of the fund to the index to assess the reasonableness of the fair value measurement.

*Alternative investments* consist of limited partnerships, private equity, and hedge funds. Alternative investment fair value is generally estimated based on the proportionate share ownership in the underlying net assets of the investment as determined by the general partner or investment manager. The valuations are based on various factors depending on investment strategy, proprietary models, and specific financial data or projections. The Company obtains audited fund manager financial statements, when available. The Company obtains a detailed understanding of the models, inputs, and assumptions used in developing prices provided by the investment managers, or appropriate party, through regular discussions. The Company also obtains the investment manger's valuation policies and assesses the assumptions used for reasonableness based on relevant market conditions and internal Company guidelines. If an assumption is deemed unreasonable, based on the Company's guidelines, it is then reviewed by management and the fair value estimate provided by the vendor is adjusted, if deemed appropriate. These adjustments do not occur frequently and historically are not material to the fair value estimates in the Consolidated Financial Statements.

*Derivatives* are carried at fair value, based upon industry standard valuation techniques that use, where possible, current market-based or independently sourced pricing inputs, such as interest rates, currency exchange rates, or implied volatility.

*Annuity contracts* consist of insurance group annuity contracts purchased to match the pension benefit payment stream owed to certain selected plan participant demographics within a few major U.K. defined benefit plans. Annuity contracts are valued using a DCF model utilizing assumptions such as discount rate, mortality, and inflation.

*Real estate and REITs* consist of publicly traded REITs and direct real estate investments. Level 1 REITs are valued using the closing stock price on a national securities exchange. Non-Level 1 values are based on the proportionate share of ownership in the underlying net asset value as determined by the investment manager. The Company independently reviews the listing of Level 1 REIT securities in the portfolio and agrees the closing stock prices to a national securities exchange. The Company gains an understanding of the investment guidelines and valuation policies of the non-Level 1 real estate funds and discusses performance with the fund managers. The Company obtains audited fund manager financial statements, when available. See the description of "Alternative investments" for further detail on valuation procedures surrounding non-Level 1 REITs.

*Debt* is carried at outstanding principal balance, less any unamortized issuance costs, discount or premium. Fair value is based on quoted market prices or estimates using DCF analyses based on current borrowing rates for similar types of borrowing arrangements.

The following tables present the categorization of the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2023 and December 31, 2022 (in millions):

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | Balance at December 31, 2023 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets | | | | |
| Money market funds [1] | $ 3,204 | $ 3,204 | $ — | $ — |
| Other investments | | | | |
| Government bonds | $ 1 | $ — | $ 1 | $ — |
| Derivatives [2] | | | | |
| Gross foreign exchange contracts | $ 49 | $ — | $ 49 | $ — |
| Liabilities | | | | |
| Derivatives [2] | | | | |
| Gross foreign exchange contracts | $ 16 | $ — | $ 16 | $ — |

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | Balance at December 31, 2022 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets | | | | |
| Money market funds [1] | $ 3,323 | $ 3,323 | $ — | $ — |
| Other investments | | | | |
| Government bonds | $ 1 | $ — | $ 1 | $ — |
| Derivatives [2] | | | | |
| Gross foreign exchange contracts | $ 19 | $ — | $ 19 | $ — |
| Liabilities | | | | |
| Derivatives [2] | | | | |
| Gross foreign exchange contracts | $ 9 | $ — | $ 9 | $ — |

(1) Included within Fiduciary assets or Short-term investments in the Consolidated Statements of Financial Position, depending on their nature and initial maturity.
(2) Refer to Note 14 "Derivatives and Hedging" for additional information regarding the Company's derivatives and hedging activity.

There were no transfers of assets or liabilities between fair value hierarchy levels during 2023 or 2022. The Company recognized no realized or unrealized gains or losses in the Consolidated Statements of Income related to assets and liabilities measured at fair value using unobservable inputs in 2023, 2022, or 2021.

The fair value of debt is classified as Level 2 of the fair value hierarchy. The following table provides the carrying value and fair value for the Company's term debt (in millions):

| As of December 31 | 2023 | | 2022 | |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
|---|---|---|---|---|
| Current portion of long-term debt | $ 600 | $ 595 | $ 350 | $ 347 |
| Long-term debt | $ 9,995 | $ 9,223 | $ 9,825 | $ 8,745 |

## 16. Claims, Lawsuits, and Other Contingencies

*Legal*

Aon and its subsidiaries are subject to numerous claims, tax assessments, lawsuits, and proceedings that arise in the ordinary course of business, which frequently include E&O claims. The damages claimed in these matters are or may be substantial, including, in many instances, claims for punitive, treble, or extraordinary damages. While Aon maintains meaningful E&O insurance and other insurance programs to provide protection against certain losses that arise in such matters, Aon has exhausted or materially depleted its coverage under some of the policies that protect the Company and, consequently, is self-insured or materially self-insured for some claims. Accruals for these exposures, and related insurance receivables, when applicable, are included in the Consolidated Statements of Financial Position and have been recognized in Other general expense in the Consolidated Statements of Income to the extent that losses are deemed probable and are reasonably estimable. These amounts are adjusted from time to time as developments warrant. Matters that are not probable and reasonably estimable are not accrued for in the financial statements.

The Company's contingencies and exposures are subject to significant uncertainties, and the determination of likelihood of a loss and estimating any such loss can be complex. The Company is therefore, in certain matters, unable to estimate the range of reasonably possible loss. Although management at present believes that the ultimate outcome of such matters, individually or in the aggregate, will not have a material adverse effect on the consolidated financial position of Aon, legal proceedings are subject to inherent uncertainties and unfavorable rulings or other events. Unfavorable resolutions could include substantial monetary or punitive damages imposed on Aon or its subsidiaries. If unfavorable outcomes of these matters were to occur, future results of operations or cash flows for any particular quarterly or annual period could be materially adversely affected. Certain significant legal proceedings involving us or our subsidiaries are described below.

*Current Matters*

Aon faces legal action arising out of a fatal plane crash in November 2016. Aon U.K. Limited placed an aviation civil liability reinsurance policy for the Bolivian insurer of the airline. After the crash, the insurer determined that there was no coverage under the airline's insurance policy due to the airline's breach of various policy conditions. In November 2018, the owner of the aircraft filed a claim in Bolivia against Aon, the airline, the insurer and the insurance broker. The claim is for $16 million plus any liability the owner has to third parties. In November 2019, a federal prosecutor in Brazil filed a public civil action naming three Aon entities as defendants, along with the airline, the insurer and the lead reinsurer. That claim seeks pecuniary damages for families affected by the crash in the sum of $300 million; or, in the alternative, $50 million; or, in the alternative, $25 million; plus "moral damages" of an equivalent sum. Separately, in March 2020, the Brazilian Federal Senate invited Aon to give evidence to a Parliamentary Commission of Inquiry in an investigation into the accident. Aon cooperated with that inquiry. In August 2020, 43 individuals (surviving passengers and estates of the deceased) filed a motion in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida, seeking permission to commence proceedings against Aon (and the insurer and reinsurers) for claims totaling $844 million. Finally, in April 2021, representatives of 16 passengers issued a claim against Aon in the High Court in England seeking damages under the Fatal Accidents Act 1976 in the sum of £29 million ($36.9 million at December 31, 2023 exchange rates). In December 2022, the High Court in England granted an anti-suit injunction, restricting the 43 individuals who previously filed a motion in the Circuit Court of the 11th Judicial Circuit in and for Miami Dade County, Florida, from continuing litigation in the Circuit Court of the 11th Judicial Circuit against Aon. Aon believes that it has meritorious defenses and intends to vigorously defend itself against the remaining claims.

Certain of the Company's clients and counterparties have initiated or indicated that they may initiate legal proceedings against the Company following allegations in July 2023 that fraudulent letters of credit were issued in the name of third-party banks in connection with transactions for which capital was arranged by Vesttoo Ltd. ("Vesttoo"). Vesttoo is one of the third parties that identifies capital providers to collateralize insurance and reinsurance obligations of the Company's clients and counterparties. In certain transactions in which Vesttoo identified third party capital providers to collateralize reinsurance obligations, including transactions in which the Company or its affiliates provided brokerage or other services, some letters of credit from third party banks are alleged to have been fraudulent. The pending or threatened legal proceedings against the Company allege, among other theories of liability, that in certain circumstances the Company failed to comply with its alleged duty to procure appropriate letters of credit. In particular, on November 30, 2023, Clear Blue Insurance Company and certain of its affiliates filed a lawsuit in New York State Supreme Court against Aon plc and Aon Insurance Managers (Bermuda) Ltd. alleging such claims. While Aon has settled and/or is in discussions to settle certain claims, Aon believes that it has meritorious defenses and intends to vigorously defend itself against those claims that are not settled. In the fourth quarter of 2023, the Company recognized actual or anticipated legal settlement expenses in connection with these matters of $197 million, of which a potentially significant amount may be recoverable in future periods. Aon may also seek recourse against third parties where appropriate, including in connection with bankruptcy proceedings filed by Vesttoo in the Bankruptcy Court for the U.S. District of Delaware. In addition, in August 2023, joint provisional liquidators were appointed over one of the Company's subsidiaries in Bermuda with respect to segregated accounts that were impacted by the allegedly fraudulent letters of credit. Aon continues to cooperate with regulators in Bermuda, and other regulatory authorities could initiate investigations or proceedings against the Company or third parties.

### *Guarantees and Indemnifications*

The Company provides a variety of guarantees and indemnifications to its customers and others. The maximum potential amount of future payments represents the notional amounts that could become payable under the guarantees and indemnifications if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or other methods. These amounts may bear no relationship to the expected future payments, if any, for these guarantees and indemnifications. Any anticipated amounts payable are included in the Consolidated Financial Statements, and are recorded at fair value.

The Company expects that, as prudent business interests dictate, additional guarantees and indemnifications may be issued from time to time.

### *Guarantee of Registered Securities*

On June 22, 2023, Aon plc, Aon Global Limited, Aon Global Holdings plc, Aon Corporation, and Aon North America, Inc., and The Bank of New York Mellon Trust Company, N.A., as trustee (the "Trustee"), as applicable, entered into supplemental indentures, each dated June 22, 2023, amending each of the following indentures (as amended, supplemented or modified from time to time) to add for the benefit of the holders of the instruments issued thereunder a full and unconditional guarantee of Aon North America, Inc. thereunder: (i) Second Amended and Restated Indenture, dated April 1, 2020, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc and the Trustee (amending and restating the Amended and Restated Indenture, dated April 2, 2012, amending and restating the Indenture, dated January 13, 1997); (ii) Second Amended and Restated Indenture, dated April 1, 2020, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc and the Trustee (amending and restating the Amended and Restated Indenture, dated April 2, 2012, amending and restating the Indenture, dated September 10, 2010); (iii) Amended and Restated Indenture, dated April 1, 2020, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc and the Trustee (amending and restating the Indenture, dated December 12, 2012); (iv) Second Amended and Restated Indenture, dated April 1, 2020, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc and the Trustee (amending and restating the Amended and Restated Indenture, dated May 20, 2015, amending and restating the Indenture, dated May 24, 2013); (v) Amended and Restated Indenture, dated April 1, 2020, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc and the Trustee (amending and restating the Indenture, dated November 13, 2015); and (vi) Amended and Restated Indenture, dated April 1, 2020, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc and the Trustee (amending and restating the Indenture, dated December 3, 2018).

### *Letters of Credit*

Aon has entered into a number of arrangements whereby the Company's performance on certain obligations is guaranteed by a third party through the issuance of LOCs. The Company had total LOCs outstanding of approximately $86 million at December 31, 2023, and $74 million at December 31, 2022. These LOCs cover the beneficiaries related to certain of Aon's U.S. and Canadian non-qualified pension plan schemes and secure deductible retentions for Aon's own workers compensation program. The Company has also obtained LOCs to cover contingent payments for taxes and other business obligations to third parties, and other guarantees for miscellaneous purposes at its international subsidiaries.

### *Premium Payments*

The Company has certain contractual contingent guarantees for premium payments owed by clients to certain insurance companies. The maximum exposure with respect to such contractual contingent guarantees was approximately $194 million at December 31, 2023 compared to $173 million at December 31, 2022.

## 17. Segment Information

The Company operates as one segment that includes all of Aon's operations, which as a global professional services firm provides a broad range of risk and human capital solutions through four solution lines — Commercial risk, Reinsurance, Health, and Wealth, which make up its principal products and services. The CODM assesses the performance of the Company and allocates resources based on one segment: Aon United.

The Company's reportable operating segment has been determined using a management approach, which is consistent with the basis and manner in which the CODM uses financial information for the purposes of allocating resources and evaluating performance. The CODM assesses performance and allocates resources based on total Aon results against its key four metrics, expense discipline, and collaborative behaviors that maximize value for Aon and its shareholders, regardless of which solution line it benefits.

As Aon operates as one segment, segment profit or loss is consistent with consolidated reporting as disclosed in the Consolidated Statements of Income. Refer to Note 3 "Revenue from Contracts with Customers" for further information on revenue by principal service line.

Consolidated long-lived assets, net by geographic area are as follows (in millions):

| As of December 31 | Total | United States | Americas other than U.S. | United Kingdom | Ireland | Other Europe, Middle East, & Africa | Asia Pacific |
|---|---|---|---|---|---|---|---|
| 2023 | $ 1,314 | $ 492 | $ 124 | $ 159 | $ 7 | $ 297 | $ 235 |
| 2022 | $ 1,300 | $ 519 | $ 120 | $ 155 | $ 9 | $ 279 | $ 218 |

**Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A.  Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

We have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this annual report of December 31, 2023. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2023 that our disclosure controls and procedures were effective such that the information relating to Aon, including our consolidated subsidiaries, required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to Aon's management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control Over Financial Reporting**

Management of Aon plc is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the *Internal Control — Integrated Framework* (2013 Framework). Based on this assessment, management has concluded our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young, LLP, the Company's independent registered public accounting firm, as stated in their report included herein titled "Report of Independent Registered Public Accounting Firm-Opinion on Internal Control over Financial Reporting."

**Changes in Internal Control Over Financial Reporting**

No changes in Aon's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2023 that have materially affected, or that are reasonably likely to materially affect, Aon's internal control over financial reporting.

## Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aon plc

### Opinion on Internal Control over Financial Reporting

We have audited Aon plc's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Aon plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 16, 2024 expressed an unqualified opinion thereon.

### Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

### Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Ernst & Young LLP*

Chicago, Illinois
February 16, 2024

**Item 9B.    Other Information**

The Company is reporting the following information in lieu of reporting on a Current Report on Form 8-K:

**Disclosure Pursuant to Item 1.01 of Form 8-K:** Entry into a Material Definitive Agreement.

On February 16, 2024, Aon plc ("Parent"), Aon Corporation, Aon Global Holdings plc, Aon Global Limited  and Aon North America, Inc. entered into a Credit Agreement (the "Term Loan Agreement") with Citibank, N.A. ("Citibank"), as administrative agent, the lenders party thereto (collectively, the "Term Lenders"), HSBC Securities (USA) Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. as syndication agents, and Citibank, HSBC Securities (USA) Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint bookrunners, pursuant to which, subject to the conditions set forth in the Term Loan Agreement, the Term Lenders committed to provide a $2,000,000,000 unsecured term loan facility (the "Term Loan Facility") to Aon North America, Inc., as borrower. The proceeds of the Term Loan Facility will be used to fund, in part, the previously announced acquisition (the "Acquisition") of NFP, by the Acquirer, to fund, in part, the repayment of certain debt of the Target and to pay all or a portion of the related fees and expenses.

The borrowings under the Term Loan Agreement must be made in a single drawing on the closing date of the Acquisition. Borrowings will bear interest, at the borrower's option, at an adjusted term SOFR rate or an alternate base rate, in each case, plus an applicable margin based on the public debt rating of Parent's long-term senior unsecured debt. In addition, Aon North America, Inc. will pay a commitment fee on the undrawn commitments under the Term Loan Facility during the period from and including May 16, 2024, to but excluding the date on which the commitments under the Term Loan Facility terminate.

The Term Loan Facility will mature on the date that is three years after the closing and funding of the Term Loan Facility and contains financial maintenance covenants with respect to the ratio of consolidated adjusted EBITDA to consolidated interest expense (which may not be less than 4.00 to 1.00) and the ratio of consolidated funded debt to consolidated adjusted EBITDA (which initially may not be more than 4.00 to 1.00, with periodic step-downs to 3.75 to 1.00 and 3.25 to 1.00), subject to certain exceptions, as well as other customary covenants, undertakings and events of default.

Parent and its subsidiaries have other commercial relationships with the Term Lenders, lead arrangers and syndication agents or their affiliates. In addition, Parent and certain of its affiliates have performed, and may perform, various insurance brokerage and consulting services for the Term Lenders, lead arrangers and syndication agents or their affiliates.

The foregoing summary is qualified in its entirety by reference to the Term Loan Agreement, a copy of which is filed herewith as Exhibit 10.2 and incorporated herein by reference.

Also on February 16, 2024, Aon Corporation, in its capacity as Borrower Representative under each of the Revolving Credit Agreements (as defined below), entered into (i) Amendment No. 1 ("Amendment No. 1") to the Credit Agreement dated as of October 19, 2023 (as amended, supplemented or otherwise modified from time to time, the "2023 Revolving Credit Agreement"), by and among Parent, Aon Global Limited, Aon Global Holdings plc, Aon Corporation, Aon North America, Inc., Citibank, as administrative agent, and the lenders party thereto from time to time and (ii) Amendment No. 3 ("Amendment No. 3" and, together with Amendment No. 1, the "Amendments") to the Credit Agreement dated September 28, 2021 (as amended, supplemented or otherwise modified from time to time, the "2021 Revolving Credit Agreement" and, together with the 2023 Revolving Credit Agreement, the "Revolving Credit Agreements"), by and among Parent, Aon Global Limited, Aon Global Holdings plc, Aon Corporation, Aon North America, Inc., Aon UK Limited, Citibank, as administrative agent, and the lenders party thereto from time to time.

The Amendments amend the Revolving Credit Agreements to, among other things, (i) make certain amendments with respect to the financial maintenance covenant with respect to the calculation of the ratio of consolidated funded debt to consolidated adjusted EBITDA, including to (a) permit the netting of unrestricted cash against debt in connection with the calculation thereof for periods ending prior to the closing of the Acquisition and (b) increase the applicable ratio thereunder for the first six fiscal quarters following the closing of the Acquisition to conform to those applicable under the Term Loan Agreement and (ii) make certain other conforming changes to align with the terms of the Term Loan Agreement.

Parent and its subsidiaries have other commercial relationships with the lenders, lead arrangers and bookrunners and the syndication agent under the Revolving Credit Agreements and their respective affiliates. In addition, Parent and certain of its affiliates have performed, and may perform, various insurance brokerage and consulting services for the lenders, lead arrangers and bookrunners and the syndication agent under the Revolving Credit Agreements and/or their respective affiliates.

The foregoing description of the Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of each Amendment, copies of which are filed herewith as Exhibit 10.3 and Exhibit 10.4 and incorporated herein by reference.

**Disclosure Pursuant to Item 2.03 of Form 8-K:** Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Disclosure Pursuant to Item 1.01 of Form 8-K regarding the entry into the Term Loan Agreement is incorporated herein by reference.

**Item 9C.    Disclosure Regarding Foreign Jurisdictions that Prevents Inspections**

Not applicable.

**PART III**

**Item 10.  Directors, Executive Officers and Corporate Governance**

Information relating to Aon's directors is set forth under the heading "Proposal 1 — Resolutions Regarding the Election of Directors" in the Proxy Statement for the 2024 Annual General Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference. Information relating to Aon's executive officers is set forth in Part I of this report and is incorporated herein by reference. The remaining information required by this item is set forth under the headings "Director Nominee Bios" and "Corporate Governance" in the Proxy Statement, and all such information is incorporated herein by reference.

We have adopted a code of ethics that applies to the Company's directors, officers, and employees, including the Chief Executive Officer, Chief Financial Officer, Controller, and Chief Accounting Officer and other persons performing similar functions. The text of our code of ethics, which we call our Code of Business Conduct, is available on our website as disclosed in Part 1 of this report. We will provide a copy of the code of ethics without charge upon request to the Company Secretary, Metropolitan Building, James Joyce Street, Dublin 1, Ireland. We will disclose on our website any amendment to or waiver from our code of ethics on behalf of any of our executive officers or directors.

**Item 11.  Executive Compensation**

Information relating to director and executive officer compensation is set forth under the headings "Compensation Committee Report," "Compensation Discussion and Analysis," and "Executive Compensation" in the Proxy Statement, and all such information is incorporated herein by reference.

The material incorporated herein by reference to the information set forth under the heading "Compensation Committee Report" in the Proxy Statement shall be deemed furnished, and not filed, in this Form 10-K and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act as a result of this furnishing, except to the extent that it is specifically incorporated by reference by Aon.

Information relating to compensation committee interlocks and insider participation is set forth under the heading "Compensation Discussion and Analysis - Compensation Committee Interlocks and Insider Participation" in the Proxy Statement and is incorporated herein by reference.

**Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Information relating to equity compensation plans and the security ownership of certain beneficial owners and management of Aon plc's ordinary shares is set forth under the headings "Other Information - Equity Compensation Plan Information," "Principal Holders of Voting Securities," and "Security Ownership of Directors and Executive Officers" in the Proxy Statement, and all such information is incorporated herein by reference.

**Item 13.  Certain Relationships and Related Transactions, and Director Independence**

Information required by this Item is included under the headings "Corporate Governance — Director Independence" and "Certain Relationships and Related Transactions" in the Proxy Statement and is incorporated herein by reference.

**Item 14.  Principal Accountant Fees and Services**

Information required by this Item is included under the heading "Auditor Fees" in the Proxy Statement and is incorporated herein by reference.

**Item 15. Exhibits and Financial Statement Schedules**

 **(a)** (1) and (2). The following documents have been included in Part II, Item 8.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm (PCAOB ID: 42), on Financial Statements

Consolidated Statements of Financial Position — As of December 31, 2023 and 2022

Consolidated Statements of Income — Years Ended December 31, 2023, 2022, and 2021

Consolidated Statements of Comprehensive Income — Years Ended December 31, 2023, 2022 and 2021

Consolidated Statements of Shareholders' Equity — Years Ended December 31, 2023, 2022 and 2021

Consolidated Statements of Cash Flows — Years Ended December 31, 2023, 2022 and 2021

Notes to Consolidated Financial Statements

The following document has been included in Part II, Item 9.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on Internal Control over Financial Reporting

All schedules for the Registrant and consolidated subsidiaries have been omitted because the required information is not present in amounts sufficient to require submission of the schedules or because the information required is included in the respective financial statements or notes thereto.

 **(a)(3). List of Exhibits (numbered in accordance with Item 601 of Regulation S-K)**

**Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession.**

2.1* Agreement and Plan of Merger, by and among Aon plc, Randolph Acquisition Corp., Randolph Merger Sub LLC, NFP Intermediate Holdings A Corp. and NFP Parent Co, LLC, dated as of December 19, 2023 — incorporated by reference to Exhibit 2.1 to Aon's Current Report on Form 8 K filed December 20, 2023.

**Articles of Association.**

3.1* Memorandum and Articles of Association of Aon plc incorporated by reference to Exhibit 3.1 to Aon's Current Report on Form 8 K filed June 4, 2021.

**Instruments Defining the Rights of Security Holders, Including Indentures.**

4.1* Second Amended and Restated Indenture, dated April 1, 2020, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc and The Bank of New York Mellon Trust Company, N.A. (amending and restating the Amended and Restated Indenture, dated April 2, 2012, amending and restating the Indenture, dated January 13, 1997) - incorporated by reference to Exhibit 4.1 to Aon's Current Report on Form 8-K12B filed April 1, 2020.

4.2* Capital Securities Guarantee Agreement dated as of January 13, 1997 between Aon and The Bank of New York, as Guarantee Trustee — incorporated by reference to Exhibit 4.8 to Aon's Registration Statement on Form S-4 (File No. 333-21237) filed on February 6, 1997.

4.3* Capital Securities Exchange and Registration Rights Agreement dated as of January 13, 1997 among Aon, Aon Capital A, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. — incorporated by reference to Exhibit 4.10 to Aon's Registration Statement on Form S-4 (File No. 333-21237) filed on February 6, 1997.

4.4* Debenture Exchange and Registration Rights Agreement dated as of January 13, 1997 among Aon, Aon Capital A, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. — incorporated by reference to Exhibit 4.11 to Aon's Registration Statement on Form S-4 (File No. 333-21237) filed on February 6, 1997.

4.5* Guarantee Exchange and Registration Rights Agreement dated as of January 13, 1997 among Aon, Aon Capital A, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. — incorporated by reference to Exhibit 4.12 to Aon's Registration Statement on Form S-4 (File No. 333-21237) filed on February 6, 1997.

4.6* Second Amended and Restated Indenture, dated April 1, 2020, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc and The Bank of New York Mellon Trust Company, N.A. (amending and restating the Amended and Restated Indenture, dated April 2, 2012, amending and restating the Indenture, dated September 10, 2010) - incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K12B filed April 1, 2020.

4.7*     Form of 6.25% Senior Note due 2040 — incorporated by reference to Exhibit 4.4 to Aon's Current Report on Form 8-K filed on September 10, 2010.

4.8*     Indenture dated as of March 8, 2011, among Aon Finance N.S. 1, ULC, Aon Corporation and Computershare Trust Company of Canada. — incorporated by reference to Exhibit 4.1 to Aon's Current Report on Form 8-K filed on March 8, 2011.

4.9*     First Supplemental Indenture, dated April 2, 2012, among Aon Finance N.S. 1, ULC, Aon Corporation, Aon plc and Computershare Trust Company of Canada (supplementing the Indenture, dated March 8, 2011) - incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K12B filed April 2, 2012.

4.10*    Amended and Restated Indenture, dated April 1, 2020, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc and The Bank of New York Mellon Trust Company, N.A. (amending and restating the Indenture, dated December 12, 2012) - incorporated by reference to Exhibit 4.3 to Aon's Current Report on Form 8-K12B filed April 1, 2020.

4.11*    Form of 4.250% Senior Note Due 2042 - incorporated by reference to Exhibit 4.6 to Aon's Registration Statement on Form S-4 (File No. 333-187637) filed on March 29, 2013.

4.12*    Second Amended and Restated Indenture, dated April 1, 2020, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc and The Bank of New York Mellon Trust Company, N.A. (amending and restating the Amended and Restated Indenture, dated May 20, 2015, amending and restating the Indenture, dated May 24, 2013) - incorporated by reference to Exhibit 4.4 to Aon's Current Report on Form 8-K12B filed April 1, 2020.

4.13*    Form of 4.45% Senior Note due 2043 — incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed on May 24, 2013.

4.14*    Form of 4.00% Senior Note due 2023 — incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed on November 26, 2013.

4.15*    Form of 3.500% Senior Note due 2024 - incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed on May 27, 2014.

4.16*    Form of 4.600% Senior Note due 2044 - incorporated by reference to Exhibit 4.3 to Aon's Current Report on Form 8-K filed on May 27, 2014.

4.17*    Form of 4.750% Senior Note due 2045 - incorporated by reference to Exhibit 4.1 to Aon's Current Report on Form 8-K filed on May 20, 2015.

4.18*    Amended and Restated Indenture, dated April 1, 2020, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc and The Bank of New York Mellon Trust Company, N.A. (amending and restating the Indenture, dated November 13, 2015) - incorporated by reference to Exhibit 4.5 to Aon's Current Report on Form 8-K12B filed April 1, 2020.

4.19*    Form of 3.875% Senior Note due 2025 - incorporated by reference to Exhibit 1.1 to Aon's Current Report on Form 8-K filed on February 29, 2016.

4.20*    Amended and Restated Indenture, dated April 1, 2020, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc and The Bank of New York Mellon Trust Company, N.A. (amending and restating the Indenture, dated December 3, 2018) - incorporated by reference to Exhibit 4.6 to Aon's Current Report on Form 8-K12B filed April 1, 2020.

4.21*    Form of 4.500% Senior Note due 2028 - incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed December 3, 2018.

4.22*    Form of 3.750% Senior Note due 2029, incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed May 2, 2019.

4.23*    Form of 2.200% Senior Note due 2022, incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed November 15, 2019.

4.24*    Form of 2.800% Senior Note due 2030 - incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed May 15, 2020.

4.25*    Description of Securities of Aon plc that are registered under Section 12 of the Securities Exchange Act of 1934, as amended – incorporated by reference to Exhibit 4.25 to Aon's Annual Report on Form 10-K filed February 17, 2023.

4.26*    First Indenture Supplement, dated August 23, 2021, among Aon Corporation, Aon Global Holdings plc, Aon Global Limited, Aon plc and The Bank of New York Mellon Trust Company, N.A., as trustee – incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed August 23, 2021.

| 4.27* | Form of 2.050% Senior Note due 2031 – incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed August 23, 2021. |
|---|---|
| 4.28* | Form of 2.900% Senior Note due 2051 – incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed August 23, 2021. |
| 4.29* | Second Indenture Supplement, dated December 2, 2021, among Aon Corporation, Aon Global Holdings plc, Aon Global Limited, Aon plc and The Bank of New York Mellon Trust Company, N.A., as trustee – incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed December 2, 2021. |
| 4.30* | Form of 2.600% Senior Note due 2031 – incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed December 2, 2021. |
| 4.31* | Third Indenture Supplement, dated February 28, 2022, among Aon Corporation, Aon Global Holdings plc, Aon Global Limited, Aon plc and The Bank of New York Mellon Trust Company, N.A., as trustee – incorporated by reference to Exhibit 4.2 to Aon' Current Report on Form 8-K filed February 28, 2022. |
| 4.32* | Form of 2.850% Senior Note due 2027 – incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed February 28, 2022. |
| 4.33* | Form of 3.900% Senior Note due 2052 – incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed February 28, 2022. |
| 4.34* | Fourth Indenture Supplement, dated September 12, 2022, among Aon Corporation, Aon Global Holdings plc, Aon Global Limited, Aon plc and The Bank of New York Mellon Trust Company, N.A., as trustee – incorporated by reference to Exhibit 4.2 to Aon' Current Report on Form 8-K filed September 12, 2022. |
| 4.35* | Form of 5.000% Senior Note due 2032 – incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8-K filed September 12, 2022. |
| 4.36* | Amended and Restated Indenture, dated April 1, 2020, among Aon Corporation, Aon plc, AGL, AGH and the Trustee (amending and restating the Indenture, dated December 3, 2018, among Aon Corporation, AGL and the Trustee) (included in Exhibit 4.6 to the Current Report on Form 8 K12B filed by Aon on April 1, 2020) — incorporated by reference to Exhibit 4.1 to Aon's Current Report on Form 8 K filed February 28, 2023. |
| 4.37* | Fifth Indenture Supplement, dated as of February 28, 2023, among Aon Corporation, AGH, the Guarantors and the Trustee — incorporated by reference to Exhibit 4.2 to Aon's Current Report on Form 8 K filed February 28, 2023. |
| 4.38* | Form of 5.350% Senior Notes due 2033 (included in Exhibit 4.2 to the Current Report on Form 8 K filed by Aon on February 28, 2023) — incorporated by reference to Exhibit 4.3 to Aon's Current Report on Form 8 K filed February 28, 2023. |
| 4.39* | First Indenture Supplement, dated June 22, 2023, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc, Aon North America, Inc. and The Bank of New York Mellon Trust Company, N.A. — incorporated by reference to Exhibit 4.14 to Aon's Registration Statement on Form S 3 filed June 22, 2023. |
| 4.40* | First Indenture Supplement, dated June 22, 2023, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc, Aon North America, Inc. and The Bank of New York Mellon Trust Company, N.A. — incorporated by reference to Exhibit 4.16 to Aon's Registration Statement on Form S 3 filed June 22, 2023. |
| 4.41* | First Indenture Supplement, dated June 22, 2023, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc, Aon North America, Inc. and The Bank of New York Mellon Trust Company, N.A. — incorporated by reference to Exhibit 4.18 to Aon's Registration Statement on Form S 3 filed June 22, 2023. |
| 4.42* | First Indenture Supplement, dated June 22, 2023, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc, Aon North America, Inc. and The Bank of New York Mellon Trust Company, N.A. — incorporated by reference to Exhibit 4.20 to Aon's Registration Statement on Form S 3 filed June 22, 2023. |
| 4.43* | First Indenture Supplement, dated June 22, 2023, among Aon plc, Aon Corporation, Aon Global Limited, Aon Global Holdings plc, Aon North America, Inc. and The Bank of New York Mellon Trust Company, N.A. — incorporated by reference to Exhibit 4.22 to Aon's Registration Statement on Form S 3 filed June 22, 2023. |

4.44*    Sixth Indenture Supplement, dated June 22, 2023, among Aon Corporation, Aon plc, Aon Global Limited, Aon Global Holdings plc, Aon North America, Inc. and The Bank of New York Mellon Trust Company, N.A. — incorporated by reference to Exhibit 4.29 to Aon's Registration Statement on Form S 3 filed June 22, 2023.

**Material Contracts.**

10.1*    $1,000,000,000 Credit Agreement, dated September 28, 2021, among Aon plc, Aon Corporation, Aon UK Limited, Aon Global Holdings plc and Aon Global Limited with Citibank, N.A., as administrative agent, the lenders party thereto, HSBC Bank USA, National Association and Morgan Stanley Senior Funding, Inc., as syndication agents, and Citibank, N.A., HSBC Securities (USA) and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint bookrunners   incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on September 30, 2021.

10.2     Term Loan Credit Agreement, dated as of February 16, 2024, by and among, Aon North America, Inc., Aon plc, Aon Corporation, Aon Global Holdings plc, Aon Global Limited, Citibank, N.A., as administrative agent, HSBC Securities (USA) Inc., JPMorgan Chase Bank, N.A., and Morgan Stanley Senior Funding, Inc. as syndication agents, and the lenders party thereto.

10.3     Amendment No. 1 to the Credit Agreement, dated as of February 16, 2024, by and among Aon plc, Aon Corporation, Aon Global Holdings plc, Aon Global Limited and Aon North America, Inc., Citibank, N.A., as administrative agent, and the lenders party thereto.

10.4     Amendment No. 3 to the Credit Agreement, dated as of February 16, 2024, by and among Aon plc, Aon Corporation, Aon Global Holdings plc, Aon Global Limited, Aon UK Limited and Aon North America, Inc., Citibank, N.A., as administrative agent and the lenders party thereto.

10.5     Amendment No. 1 to the Credit Agreement, dated as of May 3, 2023, by and among Citibank, N.A., as administrative agent, Aon Corporation, Aon UK Limited, Aon Global Holdings plc and Aon Global Limited, and the lenders party thereto — incorporated by reference to Exhibit 10.4 to Aon's Quarterly Report on Form 10 Q filed July 28, 2023.

10.6*    Amendment No. 2 to the Credit Agreement, dated as of October 19, 2023, among Aon plc, Aon Corporation, Aon Global Holdings plc, Aon Global Limited, Aon UK Limited and Aon North America, Inc., Citibank, N.A., as administrative agent and the lenders party thereto — incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed October 24, 2023.

10.7*    Guaranty Supplement from Aon North America, Inc. to Citibank, N.A., as administrative agent, dated June 22, 2023 — incorporated by reference to Exhibit 10.6 to Aon's Quarterly Report on Form 10 Q filed July 28, 2023.

10.8*    $400,000,000 Five Year Credit Agreement, dated October 19, 2017 (the "2017 Credit Agreement"), among Aon plc, Aon Corporation, Citibank, N.A., as administrative agent, the lenders party thereto, HSBC Bank USA, National Association, as syndication agent, and Citigroup Global Markets, Inc. and HSBC Securities (USA) Inc., as joint lead arrangers and joint bookrunners   incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed October 20, 2017.

10.9*    Form of Notice of Extension of the 2017 Credit Agreement   incorporated by reference to Exhibit 10.7 to Aon's Annual Report on Form 10 K for the year ended December 31, 2019.

10.10*   Lender Assumption Agreement, dated February 27, 2020, among Aon plc, Citibank, N.A. and the parties thereto, with respect to the 2017 Credit Agreement   incorporated by reference to Exhibit 10.12 to Aon's Quarterly Report on Form 10 Q for the quarter ended March 31, 2020.

10.11*   Waiver and Amendment No. 1 to the 2017 Credit Agreement, dated April 1, 2020, among Aon plc, Aon Corporation, Citibank, N.A. and the lenders party thereto   incorporated by reference to Exhibit 10.11 to Aon's Quarterly Report on Form 10 Q for the quarter ended March 31, 2020.

10.12*   Amendment No. 2 to the 2017 Credit Agreement, dated September 28, 2021, among Aon plc, Aon Corporation, Aon Global Holdings plc, Aon Global Limited, Citibank, N.A., as administrative agent, and the lenders party thereto   incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed on September 30, 2021.

10.13*   Amendment No. 3 to the 2017 Credit Agreement, dated October 19, 2022, among Aon plc, Aon Corporation, Aon Global Holdings plc, Aon Global limited, Citibank, N.A., as administrative agent, and the lenders party thereto – incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on October 21, 2022.

10.14*     Guaranty Supplement from Aon North America, Inc. to Citibank, N.A., as administrative agent, dated June 22, 2023 — incorporated by reference to Exhibit 10.5 to Aon's Quarterly Report on Form 10 Q filed July 28, 2023.

10.15*     Purchase Agreement, dated February 9, 2017, between Aon plc and Tempo Acquisition, LLC incorporated by reference to Exhibit 2.1 to Aon's Current Report on Form 8 K filed February 10, 2017.

10.16*     Amendment No. 1 to Purchase Agreement, dated April 17, 2017, between Aon plc and Tempo Acquisition, LLC incorporated by reference to Exhibit 10.2 to Aon's Quarterly Report on 10 Q for the quarter ended March 31, 2017.

10.17*#     Deed of Assumption of Aon plc, dated April 1, 2020 - incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8-K12B filed April 1, 2020.

10.18*#     Deed of Assumption of Aon Global Limited, dated April 2, 2012 - incorporated by reference to Exhibit 10.7 to Aon's Current Report on Form 8-K12B filed April 2, 2012.

10.19*#     Aon Corporation Outside Director Corporate Bequest Plan (as amended and restated, effective January 1, 2010) - incorporated by reference to Exhibit 10.1 to Aon's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

10.20*#     Amended and Restated Aon Stock Incentive Plan - incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed May 24, 2006.

10.21*#     First Amendment to the Amended and Restated Aon Stock Incentive Plan - incorporated by reference to Exhibit 10(au) to Aon's Annual Report on Form 10-K for the year ended December 31, 2006.

10.22*#     Second Amendment to the Amended and Restated Aon Stock Incentive Plan, dated April 2, 2012 - incorporated by reference to Exhibit 10.10 to Aon's Current Report on Form 8-K12B filed April 2, 2012.

10.24*#     Aon Stock Award Plan (as amended and restated through February 2000) - incorporated by reference to Exhibit 10(a) to Aon's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

10.25*#     First Amendment to the Aon Stock Award Plan - incorporated by reference to Exhibit 10(as) to Aon's Annual Report on Form 10-K for the year ended December 31, 2006.

10.26*#     Aon plc 2011 Incentive Plan (as amended and restated, effective March 29, 2019) - incorporated by reference to Exhibit 10.1 to Aon's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

10.27*#     First Amendment to the Aon plc 2011 Incentive Plan, effective September 13, 2021 - incorporated by reference to Exhibit 10.9 to Aon's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

10.28*#     Aon plc 2011 Incentive Plan (as amended and restated effective April 19, 2023) — incorporated by reference to Exhibit 10.3 to Aon's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

10.29*#     Aon plc Leadership Performance Program (as amended and restated, effective January 1, 2021) - incorporated by reference to Exhibit 10.20 to Aon's Annual Report on Form 10-K for the year ended December 31, 2021.

10.30*#     Aon plc Senior Executive Combined Severance and Change in Control Plan (as amended and restated, effective June 21, 2019) - incorporated by reference to Exhibit 10.2 to Aon's Quarterly Report on Form 10-Q for the quarter end June 30, 2019.

10.31*#     First Amendment to the Aon plc Amended and Restated Senior Executive Combined Severance and Change in Control Plan, effective September 30, 2021 - incorporated by reference to Exhibit 10.10 to Aon's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

10.32*#     Aon plc Senior Executive Incentive Compensation Plan (as amended and restated, effective January 1, 2021) - incorporated by reference to Exhibit 10.2 to Aon's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.

10.33*#     Form of Deed of Indemnity of Aon plc - incorporated by reference to Exhibit 10.4 to Aon's Current Report on Form 8-K12B filed April 1, 2020.

10.34*#     Form of Deed of Indemnity for Directors of Aon Global Limited - incorporated by reference to Exhibit 10.4 to Aon's Current Report on Form 8-K12B filed April 2, 2012.

10.35*#     Form of Deed of Indemnity for Gregory C. Case - incorporated by reference to Exhibit 10.5 to Aon's Current Report on Form 8-K12B filed April 2, 2012.

| 10.35*# | Form of Deed of Indemnity for Executive Officers of Aon plc   incorporated by reference to Exhibit 10.6 to Aon's Current Report on Form 8 K12B filed April 2, 2012. |
| --- | --- |
| 10.36*# | Form of Service as a Non Executive Director Agreement   incorporated by reference to Exhibit 10.2 to Aon's Quarterly Report on Form 10 Q for the quarter ended September 30, 2016. |
| 10.37*# | Amended and Restated Employment Agreement, dated January 16, 2015, among Aon plc, Aon Corporation and Gregory C. Case   incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed January 23, 2015. |
| 10.38*# | Amendment to Employment Agreement, dated April 20, 2018, among Aon plc, Aon Corporation and Gregory C. Case   incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed April 25, 2018. |
| 10.39*# | Amendment to Employment Agreement, dated May 10, 2018, by and among Aon plc, Aon Corporation, and Gregory C. Case   incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on May 15, 2018. |
| 10.40*# | Amendment to Employment Agreement, dated July 26, 2021, among Aon plc, Aon Corporation and Gregory C. Case   incorporated by reference to Exhibit 10.3 to Aon's Current Report on Form 8 K filed on July 26, 2021. |
| 10.41*# | Amended and Restated Change in Control Agreement, dated November 13, 2009, between Aon Corporation and Gregory C. Case   incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed on November 17, 2009. |
| 10.42*# | Amendment to the Amended and Restated Change in Control Agreement, dated April 27, 2016, between Aon plc and Gregory C. Case   incorporated by reference to Exhibit 10.11 on Aon's Quarterly Report on Form 10 Q for the quarter ended March 31, 2016. |
| 10.43*# | International Assignment Letter, effective July 1, 2016, between Aon Corporation and Gregory C. Case   incorporated by reference to Exhibit 10.1 to Aon's Quarterly Report on Form 10 Q for the quarter ended June 30, 2016. |
| 10.44*# | Amendment to International Assignment Letter, dated June 25, 2018, with Gregory C. Case   incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed on June 27, 2018. |
| 10.45*# | Amendment to International Assignment Letter, dated June 25, 2019, with Gregory C. Case   incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed on June 25, 2019. |
| 10.46*# | Amendment to International Assignment Letter, dated June 19, 2020, between Aon Corporation and Greg C. Case   incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed June 25, 2020. |
| 10.47*# | Amendment to International Assignment Letter, dated July 8, 2021, between Aon Corporation and Gregory C. Case   incorporated by reference to Exhibit 10.2 to Aon's Quarterly Report on Form 10 Q for the quarter ended June 30, 2021. |
| 10.48*# | Amendment to International Assignment Letter, dated June 21, 2022, between Aon Corporation and Gregory C. Case – incorporated by reference to exhibit 10.2 to Aon's Current Report on Form 8 K filed June 23, 2022. |
| 10.49*# | Amendment to International Assignment Letter, dated June 16, 2023, between Aon Corporation and Gregory C. Case — incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed June 22, 2023. |
| 10.50*# | Employment Agreement dated as of October 3, 2007 between Aon Corporation and Christa Davies   incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on October 3, 2007. |
| 10.51*# | Amendment effective as of March 27, 2012 to Employment Agreement between Aon Corporation and Christa Davies dated as of October 3, 2007   incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on March 30, 2012. |
| 10.52*# | Amendment to Employment Agreement, dated February 20, 2015, between Aon Corporation and Christa Davies   incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on February 26, 2015. |
| 10.53*# | Amendment to Employment Agreement, dated April 19, 2018, between Aon Corporation and Christa Davies   incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on April 25, 2018. |
| 10.54*# | Amendment to Employment Agreement, dated July 26, 2021, between Aon Corporation and Christa Davies   incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K filed on July 26, 2021. |

| 10.55*# | International Assignment Letter, effective July 1, 2016, between Aon Corporation and Christa Davies incorporated by reference to Exhibit 10.2 to Aon's Quarterly Report on Form 10 Q for the quarter ended |
| --- | --- |
| 10.56*# | Amendment to International Assignment Letter, dated June 25, 2018, between Aon Corporation and Christa Davies incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on June 27, 2018. |
| 10.57*# | Amendment to International Assignment Letter, dated June 25, 2019, between Aon Corporation and Christa Davies, incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed on June 25, 2019. |
| 10.58*# | Amendment to International Assignment Letter, dated June 19, 2020, between Aon Corporation and Christa Davies incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed June 25, 2020. |
| 10.59*# | Amendment to International Assignment Letter, dated July 8, 2021, between Aon Corporation and Christa Davies incorporated by reference to Exhibit 10.1 to Aon's Quarterly Report on Form 10 Q for the quarter ended June 30, 2021. |
| 10.60*# | Amendment to International Assignment Letter, dated June 21, 2022, between Aon Corporation and Christa Davies – incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed June 23, 2022. |
| 10.61*# | Amendment to International Assignment Letter, dated June 16, 2023, between Aon Corporation and Christa Davies — incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed June 22, 2023. |
| 10.62*# | Letter Agreement, dated July 16, 2019, between Aon Corporation and Darren Zeidel incorporated by reference to Exhibit 10.50 to Aon's Annual Report on Form 10 K for the year ended December 31, 2021 |
| 10.63*# | Letter Agreement, dated October 22, 2019, between Aon Corporation and Lisa Stevens incorporated by reference to Exhibit 10.51 to Aon's Annual Report on Form 10 K for the year ended December 31, 2021. |
| 10.64*# | Letter Agreement, dated May 11, 2018, by and between Aon Corporation and Eric Andersen incorporated by reference to Exhibit 10.3 to Aon's Current Report on Form 8 K filed on May 15, 2018. |
| 10.65*# | Amended and Restated Aon Deferred Compensation Plan, dated November 16, 2016 incorporated by reference to the Annual Report on Form 10 K for the year ended December 31, 2016. |
| 10.66*# | First Amendment to the Aon Deferred Compensation Plan, effective December 8, 2016, incorporated by reference to the Annual Report on Form 10 K for the year ended December 31, 2016. |
| 10.67*# | Second Amendment to the Amended and Restated Aon Deferred Compensation Plan, effective April 19, 2017 incorporated by reference to Exhibit 10.1 to Aon's Quarterly Report on Form 10 Q for the quarter ended June 30, 2017. |
| 10.68*# | Third Amendment to the Amended and Restated Aon Deferred Compensation Plan, effective December 27, 2019 incorporated by referenced to Exhibit 10.51 to Aon's Annual Report on Form 10 K for the year ended December 31, 2019. |
| 10.69*# | Fourth Amendment to the Amended and Restated Aon Deferred Compensation Plan, effective May 7, 2020 incorporated by reference to Exhibit 10.60 to Aon's Annual Report on Form 10 K for the year ended December 31, 2020. |
| 10.70*# | Fifth Amendment to the Amended and Restated Aon Deferred Compensation Plan, effective October 1, 2021 incorporated by reference to Exhibit 10.64 to Aon's Annual Report on Form 10 K for the year ended December 31, 2021. |
| 10.71*# | Sixth Amendment to the Amended and Restated Aon Deferred Compensation Plan, effective June 30, 2022 – incorporated by reference to Exhibit 10.61 to Aon's Annual Report on Form 10-K for the year ended December 31, 2023. |
| 10.72*# | Aon plc Global Share Purchase Plan, amended and restated effective January 1, 2021 incorporated by reference to Exhibit 10.61 to Aon's Annual Report on Form 10 K for the year ended December 31, 2020. |
| 10.73*# | Form of Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.2 to Aon's Quarterly Report on Form 10 Q for the quarter ended March 31, 2019. |
| 10.74*# | Aon Supplemental Savings Plan, amended and restated effective January 1, 2017, incorporated by reference to Exhibit 10.52 to Aon's Annual Report on Form 10 K for the year ended December 31, 2016. |

| | |
|---|---|
| 10.75*# | First Amendment to the Aon Supplemental Savings Plan, effective March 30, 2017, incorporated by reference to Exhibit 10.52 to Aon's Annual Report on Form 10 K for the year ended December 31, 2017. |
| 10.76*# | Second Amendment to the Aon Supplemental Savings Plan, effective December 31, 2018 incorporated by reference to Exhibit 10.58 to Aon's Annual Report on Form 10 K for the year ended December 31, 2019. |
| 10.77*# | Third Amendment to the Aon Supplemental Savings Plan, effective December 27, 2019 incorporated by reference to Exhibit 10.59 to Aon's Annual Report on Form 10 K for the year ended December 31, 2019. |
| 10.78*# | Fourth Amendment to the Aon Supplemental Savings Plan, effective May 1, 2020 incorporated by reference to Exhibit 10.68 to Aon's Annual Report on Form 10 K for the year ended December 31, 2020. |
| 10.79*# | Fifth Amendment to the Aon Supplemental Savings Plan, effective January 1, 2021 – incorporated by reference to Exhibit 10.69 to Aon's Annual Report on Form 10 K for the year ended December 31, 2020. |
| 10.80*# | Sixth Amendment to the Aon Supplemental Savings Plan, effective October 1, 2021 incorporated by reference to Exhibit 10.74 to Aon's Annual Report on Form 10 K for the year ended December 31, 2021. |
| 10.81*# | Seventh Amendment to the Aon Supplemental Savings Plan, effective June 30, 2022 – incorporated by reference to Exhibit 10.71 to Aon's Annual Report on Form 10-K for the year ended December 31, 2023. |
| 10.82*# | Aon Corporation Excess Benefit Plan (as amended and restated, effective January 1, 2009) and the following amendments thereto: First Amendment, dated January 1, 2009, Second Amendment, dated December 16, 2009, Third Amendment, dated December 31, 2018, and Fourth Amendment, dated December 27, 2019 incorporated by reference to Exhibit 10.60 to Aon's Annual Report on Form 10 K for the year ended December 31, 2019. |
| 10.83*# | Master Assignment, Assumption and Amendment Deed to Change in Control Arrangements of Aon plc, dated April 1, 2020 incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8 K12B filed April 1, 2020. |
| 10.84*# | Master Amendment to the Remaining Plans, dated April 1, 2020, of Aon Corporation incorporated by reference to Exhibit 10.3 to Aon's Current Report on Form 8 K12B filed April 1, 2020. |
| 10.84* | Form of Irrevocable Director Undertaking incorporated by reference to Exhibit 10.1 to Aon's Form 8 K filed March 10, 2020. |
| 10.85*# | Form of Acknowledgment of Tax Equalization Process Letter Agreement with Non Employee Directors incorporated by reference to Exhibit 10.74 to Aon's Annual Report on Form 10 K for the year ended December 31, 2020. |
| 10.86*# | Form of Restricted Stock Unit Agreement — incorporated by reference to Exhibit 10.1 to Aon's Quarterly Report on Form 10 Q filed April 28, 2023. |
| 10.87*# | Employment Agreement, effective as of July 1, 2023, between Aon Corporation and Eric Andersen — incorporated by reference to Exhibit 10.7 to Aon's Quarterly Report on Form 10 Q filed July 28, 2023. |
| 10.88*# | Form of Performance Share Unit Agreement Under Aon plc 2011 Incentive Plan, as amended as restated — incorporated by reference to Exhibit 10.8 to Aon's Quarterly Report on Form 10 Q filed July 28, 2023. |
| 10.89* | Credit Agreement dated as of October 19, 2023, among Aon plc, Aon Corporation, Aon Global Holdings plc, Aon Global Limited and Aon North America, Inc., Citibank, N.A., as administrative agent, and the lenders party thereto — incorporated by reference to Exhibit 10.1 to Aon's Current Report on Form 8 K filed October 24, 2023. |

**Subsidiaries of the Registrant.**

| | |
|---|---|
| 21.1 | List of Subsidiaries of Aon. |

**Subsidiary Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize Securities of the Registrant**

| | |
|---|---|
| 22.1 | Subsidiary Guarantors and Issuers of Guaranteed Securities |

**Consents of Experts and Counsel.**

| | |
|---|---|
| 23 | Consent of Ernst & Young LLP. |

**Rule 13a-14(a)/15d-14(a) Certifications.**

| 31.1. | Rule 13a-14(a) Certification of Chief Executive Officer of Aon in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2. | Rule 13a-14(a) Certification of Chief Financial Officer of Aon in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. |

**Section 1350 Certifications.**

| 32.1. | Section 1350 Certification of Chief Executive Officer of Aon in accordance with Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2. | Section 1350 Certification of Chief Financial Officer of Aon in accordance with Section 906 of the Sarbanes-Oxley Act of 2002. |

**Policy Relating to Recovery of Erroneously Awarded Compensation**

| 97.1 | Aon plc Incentive Repayment Policy (For Section 16 Officers), effective as of October 2, 2023. |

**XBRL Exhibits.**

Interactive Data Files. The following materials are filed electronically with this Annual Report on Form 10-K:

| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. |
| 101.CAL | Inline XBRL Taxonomy Calculation Linkbase Document. |
| 101.DEF | Inline XBRL Taxonomy Definition Linkbase Document. |
| 101.PRE | Inline XBRL Taxonomy Presentation Linkbase Document. |
| 101.LAB | Inline XBRL Taxonomy Calculation Linkbase Document. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)* |

\* Document has been previously filed with the SEC and is incorporated herein by reference herein. Unless otherwise indicated, such document was filed under Commission File Number 001-07933.

\# Indicates a management contract or compensatory plan or arrangement.

The registrant agrees to furnish to the SEC upon request a copy of (1) any long-term debt instruments that have been omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, and (2) any schedules omitted with respect to any material plan of acquisition, reorganization, arrangement, liquidation or succession set forth above.

**Item 16.   Form 10-K Summary**

None.

# SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

Aon plc

By: /s/ GREGORY C. CASE

Gregory C. Case, Chief Executive Officer

**Date: February 16, 2024**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ GREGORY C. CASE<br>Gregory C. Case | Chief Executive Officer and Director (Principal Executive Officer) | February 16, 2024 |
| /s/ LESTER B. KNIGHT<br>Lester B. Knight | Non-Executive Chairman and Director | February 16, 2024 |
| /s/ JOSE ANTONIO ÁLVAREZ<br>Jose Antonio Álvarez | Director | February 16, 2024 |
| /s/ JIN-YONG CAI<br>Jin-Yong Cai | Director | February 16, 2024 |
| /s/ JEFFREY C. CAMPBELL<br>Jeffrey C. Campbell | Director | February 16, 2024 |
| /s/ FULVIO CONTI<br>Fulvio Conti | Director | February 16, 2024 |
| /s/ CHERYL A. FRANCIS<br>Cheryl A. Francis | Director | February 16, 2024 |
| /s/ ADRIANA KARABOUTIS<br>Adriana Karaboutis | Director | February 16, 2024 |
| /s/ RICHARD C. NOTEBAERT<br>Richard C. Notebaert | Director | February 16, 2024 |
| /s/ GLORIA SANTONA<br>Gloria Santona | Director | February 16, 2024 |
| /s/ SARAH E. SMITH<br>Sarah Smith | Director | February 16, 2024 |
| /s/ BYRON SPRUELL<br>Byron Spruell | Director | February 16, 2024 |
| /s/ CAROLYN Y. WOO<br>Carolyn Y. Woo | Director | February 16, 2024 |
| /s/ CHRISTA DAVIES<br>Christa Davies | Chief Financial Officer (Principal Financial Officer) | February 16, 2024 |
| /s/ MICHAEL NELLER<br>Michael Neller | Global Controller (Principal Accounting Officer) | February 16, 2024 |

## Appendix A

Reconciliation of Non-GAAP Measures – Organic Revenue Growth

**Aon Organic Revenue Reconciliation**

| | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Total Revenue** | | | | | | | | | | | | | |
| Current period revenue | 11,287 | 11,514 | 11,815 | 12,045 | 11,682 | 11,627 | 9,998 | 10,770 | 11,013 | 11,066 | 12,193 | 12,479 | 13,376 |
| Prior year period revenue | | 8,512 | 11,287 | 11,514 | 11,815 | 12,045 | 11,682 | 9,409 | 9,998 | 10,770 | 11,013 | 11,066 | 12,193 | 12,479 |
| % Change | 33% | 2% | 3% | 2% | —3% | 0% | 6% | 8% | 2% | 0% | 10% | 2% | 7% |
| Less: Currency Impact [1] | 2% | —1% | —1% | —1% | —6% | —2% | 0% | 1% | —3% | 0% | 2% | —4% | 0% |
| Less Fiduciary Investment Income [2] | 0% | —1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 2% |
| Less: Acquisitions, Divestitures & Other | 29% | 1% | 1% | 0% | 0% | —2% | 2% | 2% | —1% | —1% | —1% | —1% | —2% |
| Organic Revenue Growth [3] | 2% | 3% | 3% | 3% | 3% | 3% | 4% | 5% | 6% | 1% | 9% | 6% | 7% |

(1) Currency impact represents the effect on prior year period results if they were translated at current period foreign exchange rates.

(2) Fiduciary investment income for the twelve months ended December 31 for the years 2023, 2022, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012, and 2011 was $274 million, $76 million, $8 million, $27 million, $74 million, $53 million, $32 million, $22 million, $21 million, $26 million, $28 million, $38 million and $52 million, respectively.

(3) Organic revenue growth includes the impact of intercompany activity and excludes the impact of changes in foreign exchange rates, fiduciary investment income, acquisitions, divestitures (including held for sale businesses, which had a 1% favorable impact on total organic revenue growth for the year-ended December 31, 2023), transfers between revenue lines, and gains or losses on derivatives accounted for as hedges.

## Appendix B

Reconciliation of Non-GAAP Measures – Adjusted Operating Income and Margin and Reconciliation of Return on Invested Capital (ROIC)

| Continuing Operations – Externally Reported Financial Metrics | | | | | | | Cont. Ops | Cont. Ops | Cont. Ops | Cont. Ops | Cont. Ops | Cont. Ops | Cont. Ops |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (millions) | FY'11 | FY'12 | FY'13 | FY'14 | FY'15 | FY'16 | FY'17 | FY'18 | FY'19 | FY'20 | FY'21 | FY'22 | FY'23 |
| Revenue - as reported | 11,287 | 11,514 | 11,815 | 12,045 | 11,682 | 11,627 | 9,998 | 10,770 | 11,013 | 11,066 | 12,193 | 12,479 | 13,376 |
| Consolidated operating income - as reported | 1,596 | 1,596 | 1,671 | 1,966 | 1,848 | 1,906 | 979 | 1,544 | 2,169 | 2,781 | 2,090 | 3,669 | 3,785 |
| *Consolidated operating margin - as reported* | *14.1%* | *13.9%* | *14.1%* | *16.3%* | *15.8%* | *16.4%* | *9.8%* | *14.3%* | *19.7%* | *25.1%* | *17.1%* | *29.4%* | *28.3%* |
| Restructuring | 113 | 101 | 174 | - | - | - | 497 | 485 | 451 | - | - | - | 135 |
| Pension adjustment | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Hewitt related costs | 47 | - | - | - | - | - | - | - | - | - | - | - | 17 |
| Transactions/ Headquarter relocation costs | 3 | 24 | 5 | - | - | 15 | - | - | - | 123 | 1,436 | - | - |
| Legacy receivable write-off | 18 | - | - | - | - | - | - | - | - | - | - | - | - |
| Anti-bribery, regulatory and compliance initiative | - | - | - | - | - | - | 28 | - | - | - | - | - | - |
| Legacy Litigation | - | - | - | 35 | 176 | - | - | 75 | 13 | - | - | - | - |
| Pension settlement | - | - | - | - | - | 220 | 128 | - | - | - | - | - | - |
| Legal settlement | - | - | - | - | - | - | - | - | - | - | - | 58 | 197 |
| Amortization of Intangible Assets | 362 | 423 | 395 | 352 | 3 14 | 277 | 704 | 593 | 392 | 246 | 147 | 113 | 89 |
| Total Adjustments | 543 | 548 | 574 | 387 | 490 | 512 | 1,357 | 1,153 | 856 | 369 | 1,583 | 171 | 438 |
| **Consolidated operating income - as adjusted** | **$ 2,139** | **$ 2,144** | **$ 2,245** | **$ 2,353** | **$ 2,338** | **$ 2,418** | **$ 2,336** | **$ 2,697** | **$ 3,025** | **$ 3,150** | **$ 3,673** | **$ 3,840** | **$ 4,223** |
| *Consolidated operating margin - as adjusted* | *19.0%* | *18.6%* | *19.0%* | *19.5%* | *20.0%* | *20.8%* | *23.4%* | *25.0%* | *27.5%* | *28.5%* | *30.1%* | *30.8%* | *31.6%* |
| *Adjusted Effective tax rate (%)* | *27.3%* | *26.1%* | *25.4%* | *18.9%* | *17.9%* | *16.8%* | *14.9%* | *15.6%* | *17.5%* | *17.6%* | *18.4%* | *16.7%* | *18.5%* |
| **NOPAT (Adj. OI*(1-Adj.Tax Rate))** | **$ 1,555** | **$ 1,584** | **$ 1,675** | **$ 1,908** | **$ 1,919** | **$ 2,012** | **$ 1,988** | **$ 2,276** | **$ 2,496** | **$ 2,596** | **$ 2,997** | **$ 3,199** | **$ 3,442** |
| Short-term debt and current portion of long-term debt | 337 | 452 | 703 | 783 | 562 | 336 | 299 | 251 | 712 | 448 | 1,164 | 945 | 1,204 |
| Long-term debt | 4,155 | 3,713 | 3,686 | 4,799 | 5,138 | 5,869 | 5,667 | 5,993 | 6,627 | 7,281 | 8,228 | 9,825 | 9,995 |
| Total Debt | 4,492 | 4,165 | 4,389 | 5,582 | 5,700 | 6,205 | 5,966 | 6,244 | 7,339 | 7,729 | 9,392 | 10,770 | 11,199 |
| Total Shareholder's Equity | 8,078 | 7,762 | 8,145 | 6,571 | 6,002 | 5,475 | 4,583 | 4,151 | 3,375 | 3,495 | 1,061 | (529) | (826) |
| Noncontrolling interest | 42 | 43 | 50 | 60 | 57 | 57 | 65 | 68 | 74 | 88 | 97 | 100 | 84 |
| End of Period Total Invested Capital | 12,612 | 11,970 | 12,584 | 12,213 | 11,759 | 11,737 | 10,614 | 10,463 | 10,788 | 11,312 | 10,550 | 10,341 | 10,457 |
| **Average Total Invested Capital** | **12,712** | **12,291** | **12,277** | **12,399** | **11,986** | **11,748** | **11,176** | **10,539** | **10,626** | **11,050** | **10,931** | **10,446** | **10,399** |
| **ROIC (NOPAT/ Average Total Invested Capital)** | **12.2%** | **12.9%** | **13.6%** | **15.4%** | **16.0%** | **17.1%** | **17.8%** | **21.6%** | **23.5%** | **23.5%** | **27.4%** | **30.6%** | **33.1%** |

## Appendix C

### Reconciliation of Non-GAAP Measures – Diluted Earnings Per Share

| (millions, except percentages) | Three Months Ended December 31, | | | Twelve Months Ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2023** | **2022** | **% Change** | **2023** | **2022** | **% Change** |
| **Revenue** | $3,375 | $3,130 | 8 % | $13,376 | $12,479 | 7 % |
| **Operating income** | $ 779 | $1,012 | (23)% | $ 3,785 | $ 3,669 | 3 % |
| Amortization and impairment of intangible assets | 19 | 26 | (27)% | 89 | 113 | (21)% |
| Accelerating Aon United Program expenses [2] | 129 | — | 100 % | 135 | — | 100 % |
| Legal settlements [3] | 197 | — | 100 % | 197 | 58 | 240 % |
| Transaction costs [4] | 17 | — | 100 % | 17 | — | 100 % |
| **Operating income - as adjusted** | $1,141 | $1,038 | 10 % | $ 4,223 | $ 3,840 | 10 % |
| **Operating margin** | 23.1 % | 32.3 % | | 28.3 % | 29.4 % | |
| **Operating margin - as adjusted** | 33.8 % | 33.2 % | | 31.6 % | 30.8 % | |

| (millions, except per share data) | Three Months Ended December 31, | | | Twelve Months Ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2023** | **2022** | **% Change** | **2023** | **2022** | **% Change** |
| **Operating income - as adjusted** | $1,141 | $1,038 | 10 % | $ 4,223 | $ 3,840 | 10 % |
| Interest income | 12 | 3 | 300 % | 31 | 18 | 72 % |
| Interest expense | (124) | (110) | 13 % | (484) | (406) | 19 % |
| Other income (expense): | | | | | | |
| Other income (expense) - pensions - as adjusted [5] | (20) | — | (100)% | (71) | (9) | 689 % |
| Other income (expense) - other | (38) | (26) | 46 % | (65) | 54 | (220) % |
| Other income (expense) - as adjusted [5] | (58) | (26) | 123 % | (136) | 45 | (402) % |
| **Income before income taxes - as adjusted** | 971 | 905 | 7 % | 3,634 | 3,497 | 4 % |
| Income tax expense [6] | 177 | 81 | 119 % | 671 | 585 | 15 % |
| **Net income - as adjusted** | 794 | 824 | (4)% | 2,963 | 2,912 | 2 % |
| Less: Net income attributable to noncontrolling interests | 9 | 9 | — % | 64 | 57 | 12 % |
| **Net income attributable to Aon shareholders - as adjusted** | 785 | 815 | (4)% | 2,899 | 2,855 | 2 % |
| Diluted net income per share attributable to Aon shareholders - as adjusted | $ 3.89 | $ 3.89 | — % | $ 14.14 | $ 13.39 | 6 % |
| Weighted average ordinary share outstanding - diluted | 202.0 | 209.3 | (3)% | 205.0 | 213.2 | (4)% |
| **Effective Tax Rates [6]** | | | | | | |
| U.S. GAAP | 16.7 % | 6.1 % | | 17.1 % | 16.2 % | |
| Non-GAAP | 18.2 % | 9.0 % | | 18.5 % | 16.7 % | |

1. Certain noteworthy items impacting operating income in the three months and twelve months ended December 31, 2023 and 2022 are described in this schedule. The items shown with the caption "as adjusted" are non-GAAP measures.
2. Total charges related to the Accelerating Aon United Program ("AAU Program") are expected to include technology-related costs to facilitate streamlining and simplifying operations, headcount reduction costs, and costs associated with asset impairments, including real estate consolidation costs.
3. In the fourth quarter of 2023, Aon recognized actual or anticipated legal settlement expenses in connection with transactions for which capital was arranged by a third party, Vesttoo Ltd., primarily in the form of letters of credit from third party banks that are alleged to have been fraudulent. Certain actual or anticipated legal settlement expenses totaling $197 million have been recognized in the current period, where certain potentially meaningful amounts may be recoverable in future periods. Additionally, a $58 million charge was recognized in the second quarter of 2022 with certain other legal settlements reached in matters unrelated to Vesttoo.
4. In the fourth quarter of 2023, Aon entered into a definitive agreement to acquire NFP. As part of the definitive agreement, certain transaction costs were incurred including advisory, legal, accounting, and other professional or consulting fees required to complete the acquisition.
5. To further its pension de-risking strategy, the Company settled certain pension obligations in the Netherlands through the purchase of annuities, where certain pension assets were liquidated to purchase the annuities. A non-cash settlement charge totaling $27 million was recognized in the second quarter of 2023, which is excluded from Other income (expense) - as adjusted. Additionally, the Company purchased an annuity for portions of its U.S. pension plans that will settle certain obligations. A non-cash settlement charge totaling $170 million was recognized in the fourth quarter of 2022, which is excluded from Other income (expense) - as adjusted.
6. Adjusted items are generally taxed at the estimated annual effective tax rate, except for the applicable tax impact associated with the anticipated sale of certain assets and liabilities classified as held for sale, certain pension and legal settlements, AAU Program expenses, and certain transaction costs and other charges related to the definitive agreement to acquire NFP, which are adjusted at the related jurisdictional rate.

## Appendix D

Reconciliation of Non-GAAP Measures – Diluted Earnings Per Share

| (millions, except per share data) | Twelve Months Ended December 31, 2011 (as revised) |
|---|---|
| **Operating income - as adjusted**[1] | $ 2,139 |
| Interest income | 18 |
| Interest expense | (245) |
| Hewitt related costs | — |
| Interest expense - as adjusted | (245) |
| Other income (expense) - as reported | 15 |
| Loss on Debt Extinguishment | 19 |
| Other income (expense) - as adjusted | 34 |
| **Income from continuing operations before income taxes - as adjusted** | 1,946 |
| Income taxes[2] | 531 |
| **Income from continuing operations - as adjusted** | 1,415 |
| Less: Net income attributable to noncontrolling interests | 31 |
| **Net income attributable to Aon shareholders - as adjusted** | $1,384 |
| **Diluted earnings per share from continuing operations - as adjusted** | $  4.06 |
| **Weighted average ordinary shares outstanding - diluted** | 340.9 |

(1) Certain noteworthy items impacting operating income in 2011 are described in this schedule. The items shown with the caption "as adjusted" are non-GAAP measures.

(2) The effective tax rate for continuing operations is 27.0% for the fourth quarter ended December 31, 2011, and 27.3% for the twelve months ended December 31, 2011. All adjusting items are generally taxed at the effective tax rate.

**Appendix E**

Reconciliation of Non-GAAP Measures – Free Cash Flow & Free Cash Flow Margin

| ($ millions) | FY'11 | FY'12 | FY'13 | FY'14 | FY'15 | FY'16 | FY'17 | FY'18 | FY'19 | FY'20 | FY'21 | FY'22 | FY'23 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Revenue - as reported | 11,287 | 11,514 | 11,815 | 12,045 | 11,682 | 11,627 | 9,998 | 10,770 | 11,013 | 11,066 | 12,193 | 12,479 | 13,376 |
| Cash Provided by Operating Activities[1] | 1,112 | 1,534 | 1,753 | 1,812 | 2,009 | 2,326 | 669 | 1,686 | 1,835 | 2,783 | 2,182 | 3,219 | 3,435 |
| Capital Expenditures | (241) | (269) | (229) | (256) | (290) | (222) | (183) | (240) | (225) | (141) | (137) | (196) | (252) |
| **Free Cash Flow - as Reported** | **871** | **1,265** | **1,524** | **1,556** | **1,719** | **2,104** | **486** | **1,446** | **1,610** | **2,642** | **2,045** | **3,023** | **3,183** |
| **Free Cash Flow Margin** | **7.7%** | **11.0%** | **12.9%** | **12.9%** | **14.7%** | **18.1%** | **4.9%** | **13.4%** | **14.6%** | **23.9%** | **16.8%** | **24.2%** | **23.8%** |

1   In Q4'15, we reclassified certain cash flows related to employee shares withheld for taxes. This resulted in reclassifying $94M and $115M for the FY'11 and FY'12, respectively, from "Accounts payable and accrued liabilities" and "Other assets and liabilities" within Cash Flows From Operating Activities, to "Issuance of shares for employee benefit plans" within Cash Flows From Financing Activities.

# STOCK PERFORMANCE GRAPH

The following performance graph shows the annual cumulative shareholder return for the five years ended December 31, 2023, on an assumed investment of $100 on December 31, 2018, in Aon plc, the S&P 500 Stock Index and the S&P 500 Financials Index.

The performance graph assumes that all dividends were reinvested.



The performance graph and other information furnished in the section titled "Stock Performance Graph" under this Part II, Item 5 shall not be deemed to be "soliciting" material or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

# AON PLC BOARD OF DIRECTORS

**Lester B. Knight**
Non-Executive Chairman, Aon plc
Founding Partner
RoundTable Healthcare Partners

**Gregory C. Case**
Chief Executive Officer
Aon plc

**Jose Antonio Álvarez**
Vice Chairman, Banco Santander, S.A.

**Jin-Yong Cai**
Partner
Global Infrastructure Partners

**Jeffrey C. Campbell**
Vice Chairman and Chief
Financial Officer (retired)
American Express

**Fulvio Conti**
Chief Executive Officer and
General Manager (retired)
Enel SpA

**Cheryl A. Francis**
Co-Chair
Corporate Leadership Center

**Adriana Karaboutis**
Chief Information and Digital Officer (retired)
National Grid plc

**Richard C. Notebaert**
Chairman and Chief Executive Officer (retired)
Qwest Communications International Inc.

**Gloria Santona**
Of Counsel (retired)
Baker McKenzie

**Sarah E. Smith**
Chief Accounting Officer and Chief Compliance Officer
(retired)
The Goldman Sachs Group, Inc.

**Byron O. Spruell**
President of League Operations
National Basketball Association

**Carolyn Y. Woo**
President and Chief Executive Officer (retired)
Catholic Relief Services

# CORPORATE AND SHAREHOLDER INFORMATION

**Aon plc**
Metropolitan Building
James Joyce Street
Dublin, Ireland
+353 1 266 6000

**Stock Trading**
Aon plc's Class A Ordinary Shares are listed on the
New York Stock Exchange.
Trading symbol: AON

**Annual General Meeting**
The 2024 Annual General Meeting will be held
on June 21, 2024 at 8:30AM Irish Standard Time
In person at:
70 Sir John Rogerson's Quay
Dublin 2
Ireland
Or online via webcast at: www.meetnow.global/MLDMKCM

**Transfer Agent and Dividend Reinvestment Services Administrator**
**First Class/Registered/Certified Mail:**
Computershare Investor Services
P.O. Box 43078
Providence, RI, 02940-3078

**Overnight/Courier Services:**
Computershare Investor Services
150 Royall St., Suite 101,
Canton, MA 02021
United States of America
Within the U.S. and Canada: (855) 231-9429
Outside the U.S. and Canada: (732) 491-0717
Internet: www.computershare.com/investor

**Shareholder Information**
Copies of the Annual Report, Form 10-Qs, and
other Aon information may be obtained from the
Investor Relations section of our Internet website, www.aon.com,
or by calling Investor Relations at (847) 442-0622.

**Independent Registered Public Accounting Firm**
Ernst & Young LLP

**Products and Services**
For more information on Aon's products and services,
please refer to our website, www.aon.com.

Aon plc
**www.aon.com**


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